Transforming the value of homecare


GENTIVA HEALTH SERVICES



GENTIVA®

2010 Annual Report

In this year of transformation, our care will extend further. But our focus will never change.

Sarah Sharpe lives in Tallahassee, Fla., and was admitted to our home healthcare in late July of 2010. At that time she was recovering from an auto accident that left her with a broken leg and in need of rehabilitation. As she began her transition home, Sarah was visited by Gentiva clinician Billie Jo Kempner.

Billie Jo worked closely with Sarah to help her make a full recovery from her accident. One day, Billie Jo made a visit to Sarah's home but didn't get an answer when she knocked at the door. She sensed that something wasn't right and tried to reach Sarah on the phone. No answer.

Rather than turn away, Billie Jo went ahead and turned the knob. Finding it unlocked, she made her way in and called out to Sarah. She soon found her – lying face down on the floor.

Sarah had been stricken with pneumonia and had collapsed unable to call for help. Billie Jo dialed 911, and an ambulance quickly arrived. They raced to the hospital and revived Sarah just in time to save her life.

After the incident, Sarah's physician said, "I credit this lady's life to her Gentiva nurse. If Ms. Sharpe had not been found by her nurse when she was, and if the nurse had not acted as quickly as she did, Ms. Sharpe would have died within a very short time. I can't sing Gentiva's praises enough."

While this is an extraordinary case and an extraordinary effort by one Gentiva clinician, this is what we strive to do every day for more than 50,000 patients. We work to go above and beyond to care for people and their families, and we do it one patient at a time.

As we move on into 2011, you can feel good that you have invested in a company that can now provide quality care to even more patients and families through our home health and expanded hospice services. Rest assured that no matter how much this company transforms, we will never lose focus on the caring, compassionate relationship that makes stories like Sarah Sharpe's and Billie Jo Kempner's possible.

Ms. Sarah Sharpe with Clinician Billie Jo Kempner

Dear Gentiva Shareholders,

On January 1, 2011, the first of our nation's baby boomers turned 65 years of age. This otherwise routine day marked the beginning of one of the most challenging periods in the history of our healthcare delivery system. The U.S. census identifies more than 77 million Americans as baby boomers. Between now and 2030, they'll be reaching their 65th birthdays at an average rate of more than 10,000 per day, until fully 20% of our nation's people are senior citizens.



TONY STRANGE
Chief Executive Officer and President

For Gentiva, these next two decades define our mandate as a healthcare provider – and our opportunity.

Today, based on revenue, we are the largest U.S. healthcare provider focused on home health and hospice services; a leader not only by size but in clinical innovation and operating performance. With leadership comes responsibility. Our nation's leaders and healthcare policymakers are planning for the strains that the coming avalanche of seniors will place on the healthcare delivery system. We are taking an active role in educating our leaders in Washington about home health's ability to alleviate those strains. By providing patients with a quality, trusted healthcare professional in the setting that they prefer – their homes – and doing so at a fraction of the cost of alternate care sites, home health and hospice play a role in our healthcare system that is becoming critically more important.

Over the last three years, Gentiva has transformed itself to best fill this role. We sharpened our focus on our growing home health business by divesting interests in non-core healthcare entities, including our CareCentrix subsidiary, pediatric care offices, and respiratory/infusion therapy business. We committed to making Gentiva the employer of choice for home health caregivers, striving to attract and reward the most talented people in an industry that sorely needs more of them. We also worked hard to improve the performance of our growing hospice business. Hospice complements home health by providing patients and referral sources with a continuum of post-acute care for the growing senior population.

Convinced that hospice had become a key component of our growth strategy, in August 2010 we executed on the centerpiece of our transformation – the acquisition of Odyssey HealthCare, Inc., one of the nation's largest independent hospice providers. Our combined company is the largest home health and hospice provider in the U.S. based on revenue, with more than 13,000 caregivers and the teams of associates who support them, working out of more than 450 offices in 42 states. As cost pressures roil the healthcare industry, scale has become critical in enabling home health providers to absorb government reimbursement reductions without compromising the quality of care our nation's seniors need. Odyssey brings the same scale to our hospice operations while also yielding operational and diversity benefits that should create additional value over time for Gentiva's shareholders.

Our growing scale provides us with the opportunity to reinvest in further strengthening our company. We're streamlining our regional and corporate operations to gain efficiencies. That in turn enables us to invest more resources in technology, which helps to improve the efficiency of care delivery and maintain our strong regulatory compliance programs. It also frees resources for the training of our people and innovation in care protocols, including our industry-leading specialty care programs such as Safe Strides® for balance, and our cardiopulmonary, neurorehabilitation and other specialties.

The hard work we're putting into these and other initiatives is evident in the strong results we posted for 2010. Including Odyssey's results since the acquisition on August 17, our

2010 revenues grew 26% over 2009, to $1.45 billion. Adjusted Income from continuing operations grew 29%, to $2.82 per diluted share, while Adjusted EBITDA increased 57%, to $200 million for the full year 2010.* We generated $126 million in free cash flow in 2010, up 58% from 2009 levels.* The results reflect improved home health operating margins as we get more efficient and leverage the benefits of our growing scale, as well as strong performance throughout 2010 from our legacy hospice business.

It's important to note that these results were generated in a year in which patient volumes temporarily declined as seniors grappled with the changes brought on by healthcare reform, and in which late in the year, we faced Medicare home health reimbursement cuts.

As we look ahead, Gentiva enjoys significant long-term growth opportunities, though much hard work remains. Reimbursement pressures will remain a reality for all healthcare providers, not just Gentiva. The influx of 10,000 baby boomers a day presents enormous challenges to our government: Costs must come down and are coming down. We've prepared for this reality by amassing the scale, resources, and management talent to adapt. We also must continue the dialogue our industry has begun with policymakers and leaders in Congress. For the first time, home health and hospice have a true place at the healthcare delivery policy table, at a critical juncture for our healthcare system.

Most important, Gentiva must work hard internally to strengthen our company and deliver outstanding care for our patients. For 2011, we have set six strategic priorities.

1. Drive organic growth in our home health and hospice operations by executing on our sales strategies.
2. Invest in our clinical product, such as our specialty programs and point of care technology.
3. Leverage our overhead by streamlining processes and better utilizing technology.
4. Increase our effectiveness in Washington by demonstrating the role that home health and hospice can play in solving our nation's healthcare crisis.
5. Continue to consolidate the industry through disciplined acquisitions with well-executed integration.
6. Maintain a strong culture of regulatory compliance.

I am confident that Gentiva is well-prepared for what lies ahead. We've transformed the company by virtue of our major move into hospice. We're innovating clinically and have made significant progress in establishing a durable infrastructure that is lean and easily scalable. Most important, we have the best caregivers in the business – more than 15,000 people who devote their lives and strive every day to build relationships with our patients and their families that are founded in trust and positive outcomes. It takes many people in many positions to make Gentiva successful, but the core of our success lies in the work of these talented individuals in the field. I want to thank them and our entire organization, as well as our patients, our referral partners, and our shareholders for supporting Gentiva as we move forward.

Sincerely,

Tony Strange

Tony Strange
CEO and President

March 14, 2011

** See inside back cover for reconciliation of Adjusted Income from Continuing Operations Attributable to Gentiva Shareholders, Adjusted EBITDA, and Free Cash Flow to the nearest GAAP numbers.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

Commission File No. 1-15669

GENTIVA HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**36-4335801**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339-3314
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (770) 951-6450

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in PART III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of July 2, 2010, the last business day of registrant's most recently completed second fiscal quarter, was $658,838,898 based on the closing price of the common stock on The Nasdaq Global Select Market on such date.

The number of shares outstanding of the registrant's common stock, as of March 4, 2011, was 30,476,536.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information to be included in the registrant's definitive Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Report, for the registrant's 2011 Annual Meeting of Shareholders is incorporated by reference into PART III.

PART I

Item 1. Business

As used in this annual report on Form 10-K, the terms "we," "us," "our," the "Company" and "Gentiva" refer to Gentiva Health Services, Inc. and its consolidated subsidiaries unless otherwise noted.

Special Caution Regarding Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following:

- *general economic and business conditions;*
- *demographic changes;*
- *changes in, or failure to comply with, existing governmental regulations;*
- *impact on the Company of recently passed healthcare reform legislation and its subsequent implementation through governmental regulations;*
- *legislative proposals for healthcare reform;*
- *changes in Medicare and Medicaid reimbursement levels;*
- *outcome of any inquiries into the Company's operations and business practices by governmental authorities;*
- *effects of competition in the markets in which the Company operates;*
- *liability and other claims asserted against the Company;*
- *ability to attract and retain qualified personnel;*
- *ability to access capital markets;*
- *availability and terms of capital;*
- *loss of significant contracts or reduction in revenues associated with major payer sources;*
- *ability of customers to pay for services;*
- *business disruption due to natural disasters, pandemic outbreaks, or terrorist acts;*
- *ability to successfully integrate the operations of acquisitions the Company may make and achieve expected synergies and operational efficiencies within expected time-frames;*
- *effect on liquidity of the Company's debt service requirements; and*
- *changes in estimates and judgments associated with critical accounting policies and estimates.*

For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from the results contemplated by the forward-looking statements, please refer to Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The reader should not place undue reliance on forward-looking

statements, which speak only as of the date of this report. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Company does not have any intention or obligation to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after the date of this report. The Company has provided a detailed discussion of risk factors within this annual report on Form 10-K and various filings with the SEC. The reader is encouraged to review these risk factors and filings.

Introduction

Gentiva Health Services, Inc. ("Gentiva" or the "Company") provides home health services and hospice care throughout most of the United States. The Company's continuing operations involve servicing its patients and customers through (i) its Home Health segment and (ii) its Hospice segment.

Effective August 17, 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey HealthCare, Inc. ("Odyssey"), one of the largest providers of hospice care in the United States, operating approximately 100 Medicare-certified providers serving terminally ill patients and their families in 30 states. In connection with the acquisition, the Company entered into a new $875 million Credit Agreement and issued $325 million of senior unsecured notes. See Notes 3 and 10 to the Company's consolidated financial statements for additional information about the acquisition and related financing. The impact of the acquisition and related financing agreements is reflected in the Company's fiscal 2010 results of operations and financial condition from the acquisition closing date, August 17, 2010.

In February 2010, the Company consummated the sale of its respiratory therapy and home medical equipment and infusion therapy businesses ("HME and IV"). During the fourth quarter of 2009, the Company committed to a plan to exit its HME and IV businesses and met the requirements to designate these businesses as held for sale in accordance with applicable accounting guidance. The financial results of these operating segments, for all periods presented, are reported as discontinued operations in the Company's consolidated financial statements.

On September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million ("CareCentrix Transaction"). See Note 3 to the Company's consolidated financial statements included in this report for additional information.

Business Segments

The Company's continuing operations involve servicing its patients and customers through (i) its Home Health segment, (ii) its Hospice segment, and (iii) for periods prior to September 25, 2008, its CareCentrix business segment. This presentation aligns financial reporting with the manner in which the Company manages its business operations with a focus on the strategic allocation of resources and separate branding strategies among the business segments.

Financial information with respect to the business segments, including their contributions to net revenues and operating income for each of the three years in the period ended December 31, 2010, is contained under "Results of Operations" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 17 "Business Segment Information" to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data."

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including specialty programs, our Rehab Without Walls® unit, and our consulting business. As of December 31, 2010, our Home Health segment conducted its business through more than 300 locations located in 39 states.

The Company conducts direct home nursing and therapy services operations through licensed and Medicare-certified agencies from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and, to a lesser extent, homemaker services generally to adult and elder patients. Reimbursement sources primarily include government programs, such as Medicare and Medicaid, and private sources, such as health insurance plans, managed care organizations, long term care insurance plans and personal funds. Gentiva's direct home nursing and therapy services operations are organized in one division, which is staffed with clinical, operational, human resource, finance and sales teams. The division is separated into five geographical regions, which are further separated into geographical operating areas. Each operating area includes branch locations through which home healthcare agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time basis or are paid on a per visit, per diem or per hour basis.

The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases. In addition, the Company provides consulting services to home health agencies which include operational support, billing and collection activities, and on-site agency support and consulting.

Hospice

The Hospice segment serves terminally ill patients and their families through more than 150 locations operating in 30 states. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals. Hospice services are provided primarily in the patient's home or other residence, such as an assisted living residence or nursing home, or in a hospital. The Medicare hospice benefit is designed for patients expected to live six months or less. Hospice services for a patient can continue, however, for more than six months, so long as the patient remains eligible as reflected by a physician's certification.

Like Home Health, Hospice operations are also organized in a single division, which is staffed with clinical, operational, human resource, finance and sales teams. The division is separated into five geographic regions, which in turn are further separated into geographic operating areas, each of which includes branch locations.

CareCentrix

The CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, home medical equipment, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees. CareCentrix coordinated these administrative services within three regional care centers and delivered the services through an extensive nationwide network of credentialed provider locations in all 50 states. Contracts within CareCentrix were structured as fee-for-service, whereby a payer was billed on a per usage basis according to a fee schedule for various services, or as at-risk capitation, whereby the payer remitted a monthly payment to CareCentrix based on the number of members enrolled in the health plans under the capitation agreement, subject to certain limitations and coverage guidelines.

Payers

Segment revenue mix by major payer classification is as follows:

	Fiscal Year					
	2010		2009		2008	
	Home Health	Hospice	Home Health	Hospice	Home Health	Hospice
Medicare	75%	93%	73%	93%	68%	91%
Medicaid and Local Government	6	4	8	3	13	4
Commercial Insurance and Other:						
Paid at episodic rates	8	—	7	—	6	—
Other	11	3	12	4	13	5
Total net revenues	100%	100%	100%	100%	100%	100%

Net revenues for the CareCentrix segment in fiscal 2008 were 100 percent attributable to the Commercial Insurance and Other payer group.

CareCentrix is a party to a contract with Cigna, pursuant to which CareCentrix provided or contracted with third-party providers to provide direct home nursing and related services, home infusion therapies and certain other specialty medical equipment to patients insured by Cigna. For fiscal year 2008, Cigna accounted for approximately 81 percent of CareCentrix total net revenues, which in turn represented approximately 15 percent of the Company's total net revenues. No other commercial payer accounted for 10 percent or more of the Company's total net revenues. Net revenues from commercial payers are primarily generated under fee for service contracts, which are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party. Net revenues generated under capitated agreements with managed care payers were approximately 4 percent for fiscal year 2008. As a result of the disposition of CareCentrix, the Company's net revenues associated with capitated agreements were immaterial for fiscal 2009 and fiscal 2010.

Trademarks

The Company has various trademarks registered with the U.S. Patent and Trademark Office, including CASEMATCH®, CROSS IN CIRCLE DESIGN®, GENTIVA®, GENTIVA AND BUTTERFLY DESIGN®, GENTIVA AND CROSS IN CIRCLE DESIGN®, GENTIVA UNIVERSITY®, GREAT HEALTHCARE HAS

COME HOME®, HEALTHFIELD®, LIFESMART®, ODYSSEY HEALTHCARE, INC. ®, ODYSSEY HEALTHCARE AND DESIGN®, REHAB WITHOUT WALLS®, SAFE STRIDES®, VISTACARE® AND VISTACARE AND DESIGN®. Certain of the Company's subsidiaries operate under trade names, including GILBERT'S(SM), MID-SOUTH(SM), PHYSICIANS HOME HEALTH CARE(SM), TAR HEEL(SM), TOTAL CARE(SM) and WIREGRASS(SM).

A federally registered trademark in the United States is effective for ten years subject only to a required filing and the continued use of the mark by the Company, with the right of perpetual renewal. A federally registered trademark provides a presumption of validity and ownership of the mark by the Company in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. A registration also provides nationwide trademark rights as of the filing date of the application. Management believes that the Company's name and trademarks are important to its operations and intends to continue to renew its trademark registrations.

Business Environment

Factors that the Company believes have contributed and will contribute to the development of its Home Health and Hospice business segments include:

- recognition that home health and hospice services can be a cost-effective alternative to more expensive institutional care;
- aging demographics;
- changing family structures in which more aging people will be living alone and may be in need of assistance;
- increasing consumer and physician awareness and interest in home health and hospice services;
- the psychological benefits of recuperating from an illness or accident or receiving care for a chronic condition in one's own home;
- clinical specialization; and
- medical and technological advances that allow more health care procedures and monitoring to be provided at home.

Marketing and Sales

Home Health and Hospice. In general, the Company's home health and hospice businesses obtain patients and clients through personal and corporate sales presentations, telephone marketing calls, direct mail solicitation, referrals from other clients and advertising in a variety of local and national media, including the Yellow Pages, newspapers, magazines, trade publications and radio. The Company maintains a dedicated sales force responsible for generating local, regional and national referrals, as well as an Internet website (www.gentiva.com) that describes the Company, its services and products. Marketing efforts also involve personal contact with physicians, hospital discharge planners and case managers for managed healthcare programs, such as those involving health maintenance organizations and preferred provider organizations, and insurance company representatives. Referral sources for hospice services also include nursing homes, assisted living facilities, community social service organizations and faith-based organizations.

Competitive Position

Home Health. The home health services industry in which the Company operates is highly competitive and fragmented. Home healthcare providers range from facility-based (hospital, nursing home, rehabilitation facility, government agency) agencies to independent companies to visiting nurse associations and nurse registries. They can be not-for-profit organizations or for-profit organizations. In addition, there are relatively few barriers to

entry in some of the home health services markets in which the Company operates. In addition to several publicly-held companies, the Company's primary competitors for its home healthcare business are hospital-based home health agencies, local home health agencies and visiting nurse associations. Based on available information, the Company believes that its home health services business held approximately a 4 percent Medicare home health reimbursement market share in 2009. The Company competes with other home healthcare providers on the basis of availability of personnel, quality and expertise of services and the value and price of services. The Company believes that it has a favorable competitive position, attributable mainly to the consistently high quality and targeted services it has provided over the years to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

The Company expects that industry forces will impact it and its competitors. The Company's competitors will likely strive to improve their service offerings and price competitiveness in non-government reimbursed programs. The Company also expects its competitors to develop new strategic relationships with providers, referral sources and payers, which could result in increased competition. The introduction of new and enhanced services, acquisitions and industry consolidation and the development of strategic relationships by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's services or price competition, or make the Company's services less attractive.

Hospice. The hospice care industry is very competitive and fragmented. The Company competes with not-for-profit and charity-funded hospice programs that may have strong ties to their local medical communities and with for-profit programs that may have significantly greater financial and marketing resources than the Company has. The Company also competes with a number of hospitals, nursing homes, long-term care facilities, home health agencies and other healthcare providers that offer hospice care or "hospice-like" care to patients who are terminally ill. Based on available information and giving effect to Odyssey's Medicare-reimbursed hospice operations in 2009, the Company believes that its hospice operations would have held just under a 6 percent Medicare hospice reimbursement market share in 2009.

Source and Availability of Personnel

Home Health and Hospice. To maximize the cost effectiveness and productivity of clinical associates, the Company utilizes customized processes and procedures that have been developed and refined over the years. Personalized matching to recruit and select applicants who fit the patients' individual needs is achieved through initial applicant profiles, personal interviews, skill evaluations and background and reference checks. The Company utilizes its proprietary CaseMatch ® software scheduling program, which gives local Company offices the ability to identify those clinical associates who can be assigned to patient cases.

Clinical associates are recruited through a variety of sources, including advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations, as well as referrals obtained directly from clients and other caregivers. Clinical associates are paid on a per visit, per hour or per diem basis, or are employed on a full-time salaried basis. The Company, along with its competitors, is currently experiencing a shortage of licensed professionals, which could have a material adverse effect on the Company's business.

Number of Persons Employed

At December 31, 2010 and January 3, 2010, the Company employed full-time administrative, sales associates and clinical associates on both a salaried and pay-per-visit basis, who were also eligible for benefits, as follows:

	As of Fiscal Year End	
	2010	**2009**
Clinical associates:		
Home Health:		
Salaried employees	600	750
Pay per visit	4,300	3,950
Total Home Health	4,900	4,700
Hospice	4,700	500
Total clinical associates	9,600	5,200
Administrative and sales associates	5,750	4,200
Total	15,350	9,400

The Company had approximately 300 full time associates at January 3, 2010, associated with its HME and IV businesses.

In addition, the Company employs clinical associates on a temporary basis, as needed, to provide home health services. In fiscal 2010, the average number of temporary clinical associates employed on a weekly basis in the Company's home health and hospice businesses was approximately 3,600, compared to approximately 5,200 in fiscal 2009. The Company believes that its relationships with its employees are generally good.

Government Regulations

The Company's business is subject to extensive federal, state and, in some instances, local regulations which govern, among other things:

- Medicare, Medicaid, TRICARE (the Department of Defense's managed healthcare program for military personnel and their families) and other government-funded reimbursement programs;
- reporting requirements, certification and licensing standards for certain home health agencies and hospice; and
- in some cases, certificate-of-need requirements.

The Company's compliance with these regulations may affect its participation in Medicare, Medicaid, TRICARE and other federal and state healthcare programs. For example, to participate in the Medicare program, a Medicare beneficiary must be under the care of a physician, have an intermittent need for skilled nursing or physical or other therapy care, must be homebound and must receive home healthcare services from a Medicare certified home healthcare agency. The Company is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things:

- prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals;
- rules generally prohibiting physicians from making referrals under Medicare for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships;

- laws against the filing of false claims; and
- laws against making payment or offering items of value to patients to induce their self-referral to the provider.

As part of the extensive federal and state regulation of the home health services business, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay in receipt or an adjustment to the amount of reimbursements due or received under Medicare, Medicaid, TRICARE and other federal health programs. Violation of the applicable federal and state healthcare regulations can result in excluding a healthcare provider from participating in the Medicare, Medicaid and/or TRICARE programs and can subject the provider to substantial civil and/or criminal penalties.

The Centers for Medicare & Medicaid Services ("CMS"), has implemented various payment updates to the base rates for Medicare home health including (i) annual market basket updates, (ii) beginning in 2008, annual reductions in rates to reduce aggregate case mix increases that CMS believes are unrelated to patients' health status ("case mix creep adjustment"), (iii) adjustments to rates associated with changes to the home health outlier policy and (iv) wage index and other changes. In addition, as a result of the passage of the Affordable Care Act, a 3.0 percent increase in Medicare payments for home health services in defined rural-areas of the country ("the rural add-on provision") was implemented effective April 1, 2010. During fiscal year 2010, approximately 22 percent of the Company's episodic revenue was generated in designated rural areas.

On November 2, 2010, CMS announced final changes to Medicare home health payments for calendar year 2011 which, together with the remaining impact of the rural add-on provision, represents a net decrease in reimbursement of approximately 4.89 percent in 2011 as compared to 2010. In addition, CMS had initially proposed an additional fifth year case mix creep adjustment of 3.79 percent in 2012 and various other changes to promote efficiency in payment and program integrity. CMS indicated on November 2, 2010 that it has postponed action for the 2012 proposal to allow for further analysis. A summary of the components of Gentiva's annual Medicare home health reimbursement adjustments follows:

Calendar Year	Net Market Basket Update	Case Mix Creep Adjustment	Outlier Payment Adjustment	Rural Add-on / Other	Net Reimbursement Change	Base Episodic Rate
2011	1.10%	(3.79%)	(2.50%)	0.30%	(4.89%)	$2,192
2010	2.00%	(2.75%)	2.50%	0.50%	2.25%	$2,313
2009	2.90%	(2.75%)	—	—	0.15%	$2,272
2008	3.00%	(2.75%)	—	—	0.25%	$2,270

Actual episodic rates will vary from the base episodic rates noted in the table above due to (i) the determination of case mix which reflects the clinical condition, functional abilities and service needs of each individual patient, (ii) wage indices applicable to the geographic region where the services are performed and (iii) the impact of the rural add-on provision.

Effective October 1, 2008, CMS implemented a 2.5 percent increase in their fiscal 2009 hospice payments. Effective October 1, 2009, CMS implemented a net 1.4 percent increase in payments to hospices serving Medicare beneficiaries. Effective October 1, 2010, CMS implemented an increase of 1.8 percent for Medicare hospice rates, consisting of a 2.6 percent market basket increase, offset by a 0.8 percent reduction due to the second year of a seven year phase-in of the budget neutrality adjustment factor; as a result, the daily reimbursement rate for varying levels of hospice services as of October 1, 2010 includes approximately $147 for routine home care, approximately $652 for general inpatient care, approximately $856 for continuous home care and approximately $152 for respite care.

The federal and state government programs are subject to legislative and other risk factors that can make it difficult to determine future reimbursement rates for Gentiva's home health services to patients. For example, Congress currently has under discussion a number of healthcare reform measures, some of which include

reimbursement changes to home health and hospice that can, if enacted, negatively impact Gentiva and other providers. The legislative environment is presently very fluid, and the Company is monitoring the situation closely.

There are certain standards and regulations that the Company must adhere to in order to continue to participate in Medicare, Medicaid and other federal and state healthcare programs. As part of these standards and regulations, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay in or adjustment to the amount of reimbursements received under these programs. Violation of the applicable federal and state health care regulations can result in our exclusion from participating in these programs and can subject the Company to substantial civil and/or criminal penalties. The Company believes that it is currently in compliance with these standards and regulations.

Seasonality

During the third quarter, the Company has historically experienced a moderate seasonal decline in volume as well as a decline in gross margins for its home health services, due to increased labor costs associated with higher utilization of paid time off by the Company's clinical associates during this period. During the fourth quarter, the Company's Hospice business historically experiences a decline in admissions surrounding the holiday season.

Available Information

The Company's Internet address is www.gentiva.com. The Company makes available free of charge on or through its Internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. The Company also makes available on or through its website its press releases, an investor presentation, Section 16 reports and certain corporate governance documents as well as other information about the Company and health information useful to consumers.

Item 1A. Risk Factors

This annual report on Form 10-K contains forward-looking statements which involve a number of risks, uncertainties and assumptions, as discussed in more detail above under Item 1 "Business—Special Caution Regarding Forward-Looking Statements." Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below and elsewhere in this annual report.

The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment in our Company's securities.

Risks Related to Our Business and Industry

We may not be able to successfully integrate Odyssey and other businesses that we may acquire in the future with Gentiva.

Our ability to successfully implement our business plan and achieve targeted financial results is dependent on our ability to successfully integrate Odyssey and other businesses that we may acquire in the future with Gentiva. The process of integrating Odyssey, or any other acquired businesses, involves risks. These risks include, but are not limited to:

- demands on management related to the significant increase in the size of our business;

- diversion of management's attention from the management of daily operations;
- difficulties in the assimilation of different corporate cultures and business practices;
- difficulties in conforming the acquired company's accounting policies to ours;
- retaining employees who may be vital to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal accounting controls, procedures, and policies; and
- costs and expenses associated with any undisclosed or potential liabilities.

Failure to successfully integrate Odyssey, or any other acquired businesses, may result in reduced levels of revenue, earnings, or operating efficiency than might have been achieved if we had not acquired such businesses.

In addition, our acquisition of Odyssey has resulted, and any future acquisitions could result, in the incurrence of additional debt and related interest expense, contingent liabilities, and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results, and cash flow.

We may not be able to achieve the benefits that we expect to realize as a result of our acquisition of Odyssey or other future acquisitions. Failure to achieve such benefits could have an adverse effect on our financial condition and results of operations.

We may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from our acquisition of Odyssey or other future acquisitions, either in the amount or within the time frame that we expect. In addition, the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies, and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

- the use of more cash or other financial resources on integration and implementation activities than we expect;
- increases in other expenses unrelated to the acquisition, which may offset the cost savings and other synergies from the acquisition;
- our ability to eliminate duplicative back office overhead and redundant selling, general, and administrative functions; and
- our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Specifically, while we expect the acquisition of Odyssey to create significant opportunities to reduce our combined operating costs, these cost savings reflect estimates and assumptions made by our management, and it is possible that our actual results will not reflect these estimates and assumptions within our anticipated timeframe or at all.

If we fail to realize anticipated cost savings, synergies, or revenue enhancements, our financial results may be adversely affected, and we may not generate the cash flow from operations that we anticipate.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the Credit Agreement and Senior Notes.

We are highly leveraged. As of December 31, 2010, our total indebtedness was approximately $1.052 billion. We also had an additional $125 million available for borrowing under our revolving credit facilities (without taking into account approximately $54.6 million of letters of credit that we have issued).

Our high degree of leverage could have important consequences, including:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;
- making it more difficult for us to make payments on the Senior Notes;
- increasing our vulnerability to adverse changes in general economic and industry conditions;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- placing us at a competitive disadvantage compared to our competitors who are less highly leveraged than we are.

Our ability to satisfy our obligations and to reduce our total debt depends on future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be able to provide sufficient proceeds, to meet these obligations or to execute our business strategy successfully.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Credit Agreement and the indenture governing the Senior Notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

Our Credit Agreement and the indenture governing the Senior Notes contain various covenants that limit our and our subsidiaries' ability to, among other things:

- incur additional indebtedness or issue certain preferred shares;
- pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;
- make certain investments;
- sell certain assets;
- create liens;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- enter into certain transactions with our affiliates; and
- designate our subsidiaries as unrestricted subsidiaries.

In addition, our Credit Agreement requires us to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants or failure to maintain or satisfy a financial ratio or test could result in a default under one or more of these

agreements. Upon the occurrence of an event of default under our Credit Agreement, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the lenders under our Credit Agreement accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Credit Agreement as well as our unsecured indebtedness, including the Senior Notes.

Despite our high indebtedness, we and our subsidiaries may still be able to incur additional amounts of debt, which could increase the risks associated with our substantial indebtedness.

Under the terms of our Credit Agreement and the indenture governing the Senior Notes, we and our subsidiaries may be able to incur additional indebtedness in the future. In addition, as of December 31, 2010, we had $125 million available for borrowing under our revolving credit facility (without taking into account approximately $54.6 million of letters of credit that we have issued). These borrowings and any other secured indebtedness permitted under agreements governing our indebtedness would be effectively senior to the Senior Notes and their guarantees to the extent of the assets securing such indebtedness. If new debt is added to our and our subsidiaries' existing debt levels, the related risks that we now face would increase.

A prolonged disruption of the capital and credit markets may adversely affect our future access to capital and our cost of capital.

The continued volatility and disruption of the capital and credit markets in the United States have adversely affected access to capital and increased the cost of capital. We have used the capital and credit markets for liquidity and to execute our business strategies, which include increasing our revenue base through a combination of internal growth and strategic ventures, including acquisitions. We believe that we have adequate capital and liquidity to conduct any foreseeable initiatives that may develop over the near term; however, should current economic and market conditions continue or deteriorate further, our future cost of debt or equity capital and future access to capital markets may be adversely affected.

Our growth strategy may not be successful.

The future growth of our business and our future financial performance will depend on, among other things, our ability to increase our revenue base through a combination of internal growth and strategic ventures, including acquisitions. Future revenue growth cannot be assured, as it is subject to various risk factors, including:

- our ability to achieve anticipated operational benefits, including leveraging referral sources;
- the effects of competition;
- pending initiatives concerning the levels of Medicare, Medicaid and private health insurance reimbursement and uncertainty concerning reimbursements in the future;
- our ability to generate new and retain existing contracts with major payer sources;
- our ability to attract and retain qualified personnel, especially in a business environment experiencing a shortage of clinical professionals;
- our ability to identify, negotiate and consummate desirable acquisition opportunities on reasonable terms;
- our ability to integrate effectively and retain the business acquired by us through acquisitions we have made or may make; and
- the requirement for obtaining Medicare licenses and certificates of need to operate in certain jurisdictions.

An element of our growth strategy is expansion of our business by developing new hospice programs in new markets and growth in our existing markets. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. We cannot assure you that we will be able to:

- identify markets that meet our selection criteria for new hospice programs;
- hire and retain a qualified management team to operate each of our new hospice programs;
- manage a large and geographically diverse group of hospice programs;
- become Medicare and Medicaid certified in new markets;
- generate sufficient hospice admissions in new markets to operate profitably in these new markets; or
- compete effectively with existing programs in new markets.

According to the Medicare Payment Advisory Commission ("MedPAC"), an estimated 35 percent of hospice programs in the United States are not-for-profit programs. Accordingly, it is likely that a number of acquisition opportunities may involve hospices operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities and businesses by not-for-profit entities. Although the level of review varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing, or prevent the completion of, acquisitions in some states in the future.

Competition among home healthcare and hospice companies is intense.

The home health and hospice services industry is highly competitive. We compete with a variety of other companies in providing home health services and hospice services, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health or hospice services.

In many areas in which our home health and hospice programs are located, we compete with a large number of organizations, including:

- community-based home health and hospice providers;
- national and regional companies;
- hospital-based home health agencies, hospice and palliative care programs; and
- nursing homes.

Some of our current and potential competitors have or may obtain significantly greater marketing and financial resources than we have or may obtain. For example, a few large healthcare providers, including Golden Living (formerly Beverly Enterprises, Inc.) and Manor Care, Inc., have entered the hospice business directly or through affiliates. Relatively few barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing home health and hospice care, may expand their services to include home health services, hospice care or similar services. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, adult care centers, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our home health and hospice locations serve, as well as on our ability to maintain good

relations with these referral sources. Our referral sources are not contractually obligated to refer home health or hospice patients to us and may refer their patients to other home health or hospice care providers, or not at all. Our growth and profitability depend significantly on our ability to provide good patient and family care, to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of home health and hospice care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure you that awareness or acceptance of home health and hospice care will increase.

Many states have certificate of need laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and to increase our net patient service revenue.

Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Those laws require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. New York has additional barriers to entry. New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in New York is restricted. These laws could adversely affect our ability to expand into new markets and to expand our services and facilities in existing markets.

The cost of healthcare is funded substantially by government and private insurance programs. If this funding is reduced or becomes limited or unavailable to our customers, our business may be adversely impacted.

Third-party payers include Medicare, Medicaid and private health insurance providers. Third-party payers are increasingly challenging prices charged for healthcare services. We cannot assure you that our services will be considered cost-effective by third-party payers; that reimbursement will be available or that payer reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all. We cannot control reimbursement rates, including Medicare market basket or other rate adjustments.

On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act ("Affordable Care Act"), and, on March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (collectively the "Health Care Reform Act"). The Health Care Reform Act mandates important changes to reimbursement for home health and hospice, including reductions in reimbursement levels. See "—Risks Related to Healthcare Regulation."

On November 2, 2010, the Centers for Medicare & Medicaid Services ("CMS") announced final changes to home health payments for calendar year 2011 which, together with the remaining impact of the rural add-on provision enacted under the Affordable Care Act, represents a net decrease in Medicare home health reimbursement of approximately 4.89 percent in 2011 as compared to 2010. The 2011 Medicare home health reimbursement changes consist of (i) a 2.1 percent positive market basket update, (ii) a 1.0 percent reduction to the market basket update as directed by healthcare reform, (iii) a 2.5 percent reduction in the base rate to reverse the 2010 benefit resulting from changes in the home health outlier policy, (iv) a case mix creep negative adjustment of 3.79 percent and (v) fractional benefits resulting from the rural add-on provision and wage index updates. In addition, CMS proposed an additional fifth year case mix creep negative adjustment of 3.79 percent in 2012 and various other changes to promote efficiency in payment and program integrity. CMS has postponed action for the 2012 proposal to allow for further analysis. There can be no assurance these changes will not adversely affect us.

Possible changes in the case-mix of patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues will be determined by a number of factors, including the mix of patients and the rates of reimbursement among payers. Changes in the case-mix of the patients as well as payer mix among private pay, Medicare and Medicaid may significantly affect our profitability. In particular, any significant increase in our Medicaid population or decrease in Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Further consolidation of managed care organizations and other third-party payers may adversely affect our profits.

Managed care organizations and other third-party payers have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a preferred provider and/or engage our competitors as preferred or exclusive providers, our business could be adversely affected. In addition, private payers, including managed care payers, could seek to negotiate additional discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

The healthcare industry continues to experience shortages in qualified home health service employees and management personnel.

We compete with other healthcare providers for our employees, both clinical associates and management personnel. As the demand for home health services and hospice services continues to exceed the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals. Furthermore, the competitive arena for this shrinking labor market has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating margins.

A continued economic downturn, state budget pressures, sustained unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

A continued economic downturn can have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with sustained unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy, the war in Iraq and Afghanistan or other reasons, can lead to continuing pressure to reduce government expenditures for other purposes, including government-funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

We may experience disruption to our business and operations from the effects of natural disasters or terrorist acts.

The occurrence of natural disasters, terrorist acts or "mass illnesses" such as the pandemic flu, and the erosion to our business caused by such an occurrence, may adversely impact our profitability. In the affected areas, our offices may be forced to close for limited or extended periods of time, and we may face the reduced availability of clinical associates.

If an impairment of goodwill or intangible assets were to occur, our earnings would be negatively impacted.

Goodwill and intangible assets represent a significant portion of our assets as a result of acquisitions. Goodwill and intangible assets amounted to $1.085 billion and $374.1 million, respectively, at December 31, 2010. We have assigned to our reportable business segments the appropriate amounts of goodwill and intangible assets based upon allocations of the purchase prices of individual acquisition transactions. As described in the notes to our financial statements, these assigned values are reviewed on an annual basis or at the time events or circumstances indicate that the carrying amount of an asset may not be recoverable. We performed an impairment test of goodwill in connection with the classification of our home medical equipment and infusion therapy ("HME and IV") businesses as held for sale. The impairment test indicated that the fair value of those operating units less costs to sell were lower than the carrying value and as such, we recorded a write-down of goodwill of approximately $9.6 million in discontinued operations, net of tax for fiscal 2009. Should business conditions or other factors deteriorate and negatively impact the estimated realizable value of future cash flows of our business segments, we could be required to write off a substantial portion of our assets. Depending upon the magnitude of the write-off, our results of operations could be negatively affected.

If we must write off a significant amount of long-lived assets, our earnings will be negatively impacted.

We have long-lived assets consisting of fixed assets, which include software development costs related to various information technology systems, including a new clinical management system. The net carrying value of fixed assets amounted to $85.7 million at December 31, 2010, which included deferred software developments costs of $37.2 million primarily related to our LifeSmart clinical management system. During fiscal 2009, we began depreciating our clinical management software, on a straight-line basis utilizing a seven year useful life, at the time that the technology became available in a branch for its intended use. We review these amounts on an annual basis or at the time events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized long-lived assets occurs, such determination could require us to write off a substantial portion of our assets. Depending upon the magnitude of the write-off, our financial results could be negatively affected.

There are risks of business disruption and cost overruns associated with new business systems and technology initiatives.

We began the implementation of replacing financial, payroll and human resources systems during late 2010. In addition, we have continued implementing a new clinical management system for use in our home health business which involves the use of handheld devices by our clinical associates who provide care to our patients. The continued rollout and future development of this system involve substantial costs relating to salaries and benefits and consulting, travel and training costs. Implementation and future development costs in excess of expectations or the failure of new systems and other technology initiatives to operate in accordance with expectations could have a material adverse impact on our financial results and operations.

We have risks related to obligations under our insurance programs.

We are obligated for certain costs under various insurance programs, including employee health and welfare, workers' compensation, auto and professional liability. We may be subject to workers' compensation

claims and lawsuits alleging negligence or other similar legal claims. We maintain various insurance programs to cover these risks with insurance policies subject to substantial deductibles and retention amounts. We also may be subject to exposure relating to employment law and other related matters for which we do not maintain insurance coverage. We believe that our present insurance coverage and reserves are sufficient to cover currently estimated exposures; however, should we experience a significant increase in losses resulting from workers' compensation, professional liability or employee health and welfare claims, the resulting increase in provisions and/or required reserves could negatively affect our profitability.

An adverse ruling against us in certain litigation could have an adverse effect on our financial condition and results of operations.

We are involved in litigation incidental to the conduct of our business currently and from time to time, including three recently filed collective and class action complaints alleging violations by us of the Federal Fair Labor Standards Act and certain state wage and hour laws and a recently filed putative shareholder class action complaint alleging violations by us of the Securities Exchange Act of 1934. The damages claimed against us in such litigation are substantial.

We cannot assure you that we will prevail in the pending cases. In addition to the possibility of an adverse outcome, such litigation is costly to manage, investigate and defend, and the related defense costs, diversion of management's time and related publicity may adversely affect the conduct of our business and the results of our operations.

Risks Related to Healthcare Regulation

Federal or state healthcare reform laws could adversely affect our operating results and financial condition.

In March 2010, President Obama signed into law the Health Care Reform Act. This culmination of a year-long legislative process will have a significant impact on the health care delivery system. Much of that impact, specifically as related to home health services and hospice services, is unknown.

The Health Care Reform Act, among other things, sets out a plan for a type of universal healthcare coverage. A number of states, including California, Colorado, Connecticut, Massachusetts, New York and Pennsylvania, are also contemplating significant reform of their health insurance markets. Other states have mounted legal challenges to the implementation of certain aspects of the new federal law in their respective states. The Health Care Reform Act, along with possible changes at the state level, will affect both public programs and privately-financed health insurance arrangements. Both the new federal law and the state proposals will increase the number of insured persons by expanding the eligibility levels for public programs and compelling individuals and employers to purchase health coverage. At the same time, these laws seek to reform the underwriting and marketing practices of health plans. These laws could further increase pricing pressure on existing commercial payers. As a result, commercial payers may likely seek to lower their rates of reimbursement for the services we provide. The state proposals are still being debated in various legislatures and the legal challenges to the Health Care Reform Act are subject to various appeals.

The Health Care Reform Act mandates changes to home health and hospice benefits under Medicare. For home health, the Health Care Reform Act mandates creation of a value-based purchasing program, development of quality measures, a decrease in home health reimbursement beginning with federal fiscal year 2014 that will be phased-in over a four-year period, and a reduction in the outlier cap. In addition, the Health Care Reform Act requires the Secretary of Health and Human Services to test different models for delivery of care, some of which would involve home health services. It also requires the Secretary to establish a national pilot program for integrated care for patients with certain conditions, bundling payment for acute hospital care, physician services, outpatient hospital services (including emergency department services), and post-acute care services, which would include home health. The Health Care Reform Act further directs the Secretary to rebase payments for

home health, which will result in a decrease in home health reimbursement beginning in 2014 that will be phased-in over a four-year period. The Secretary is also required to conduct a study to evaluate cost and quality of care among efficient home health agencies regarding access to care and treating Medicare beneficiaries with varying severity levels of illness, and provide a report to Congress no later than March 1, 2014. Beginning October 1, 2012, the annual market basket rate increase for hospice providers will be reduced by a formula that could cause payment rates to be lower than in the prior year.

Also included in the Health Care Reform Act are requirements that before certifying a patient for home health services, the certifying physician must document that the physician or a non-physician practitioner under the direction of the physician must have a face-to-face encounter with the patient. CMS announced final regulations on November 2, 2010 that would require a physician, or nurse practitioner, clinical nurse or physician assistant under the direction of the physician, to have a face-to-face encounter with the patient, for the reason that home health is ordered, within 90 days prior to the start of care or within 30 days after the home health start date in order to certify home health services. A hospice physician or nurse practitioner must have a face-to-face encounter with the patient no more than 30 days prior to the patient's third benefit period recertification and must have a face-to-face encounter with that patient no more than 30 days prior to every subsequent recertification. Enforcement of the face-to face encounter requirement has been suspended by CMS through March 31, 2011.

Given the recent enactment of the Health Care Reform Act, and taking into account proposed state reforms and legal challenges, we cannot predict how our business will be affected by the full implementation of these and future actions. The Health Care Reform Act, in connection with state initiatives, may increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could adversely affect our operating results and financial condition.

Legislative and regulatory actions resulting in changes in reimbursement rates or methods of payment from Medicare and Medicaid, or implementation of other measures to reduce reimbursement for our services, may have a material adverse effect on our revenues and operating margins. Reimbursement to us for our hospice services is subject to Medicare cap amounts, which are calculated by Medicare.

In fiscal 2010 and 2009, 85 percent and 82 percent, respectively, of Gentiva's total net revenues were generated from Medicare and Medicaid and local government programs and in fiscal 2009, 97 percent of Odyssey's net patient service revenue consisted of payments paid primarily on a per diem basis, from the Medicare and Medicaid programs. The healthcare industry is experiencing a trend toward cost containment, as the government seeks to stabilize or reduce reimbursement and utilization rates.

In addition, the timing of payments made under these programs is subject to regulatory action and governmental budgetary constraints. For certain Medicaid programs, the time period between submission of claims and payment has increased. Further, within the statutory framework of the Medicare and Medicaid programs, there are a substantial number of areas subject to administrative rulings and interpretations that may further affect payments made under those programs. Additionally, the federal and state governments may in the future reduce the funds available under those programs or require more stringent utilization and quality reviews of providers. These pressures may be increased as a result of the Health Care Reform Act. Moreover, we cannot assure you that adjustments from regulatory actions or Medicare or Medicaid audits, including the payment of fines or penalties to the federal or state governments, will not have a material adverse effect on our liquidity or profitability.

Overall payments made by Medicare to us for hospice services are subject to cap amounts calculated by Medicare. Total Medicare payments to us for hospice services are compared to the cap amount for the hospice cap period, which runs from November 1 of one year through October 31 of the next year. CMS usually announces the cap amount in the month of July or August in the cap period and not at the beginning of the cap period. We must estimate the cap amount for the cap period before CMS announces the cap amount and are at risk if our estimate exceeds the later announced cap amount. CMS can also make retroactive adjustments to cap amounts announced for prior cap periods. Payments to us in excess of the cap amount must be returned by us to

Medicare. In July 2010, CMS announced that the Medicare cap would be $23,875 for the 2010 cap year, which is from November 1, 2009 through October 31, 2010. A second hospice cap amount limits the number of days of inpatient care to not more than 20 percent of total patient care days within the cap period.

As part of its review of the Medicare hospice benefit, MedPAC recommended to Congress in its "Report to Congress: Medicare Payment Policy—March 2009" ("2009 MedPAC Report") that Congress direct the Secretary of Health and Human Services to change the Medicare payment system for hospice to:

- have relatively higher payments per day at the beginning of a patient's hospice care and relatively lower payments per day as the length of the duration of the hospice patient's stay increases;
- include relatively higher payments for the costs associated with patient death at the end of the hospice patient's stay; and
- implement the payment system changes in 2013, with a brief transitional period.

In January 2011, MedPAC reaffirmed the foregoing recommendations and recommended that the hospice rate should be increased by 1 percent for fiscal 2012.

In addition, the Health Care Reform Act includes several provisions that would adversely impact hospice providers, including a provision to reduce the annual market basket update for hospice providers by a productivity adjustment. We cannot predict at this time whether the recommendations included in the 2009 MedPAC Report will be enacted or whether any additional healthcare reform initiatives will be implemented or whether the Health Care Reform Act or other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system will adversely affect our revenues. Further, due to budgetary concerns, several states have considered or are considering reducing or eliminating the Medicaid hospice benefit. Reductions or changes in Medicare or Medicaid funding could significantly reduce our net patient service revenue and our profitability.

In November 2010, CMS announced final changes to home health payments for calendar year 2011 which, together with the remaining impact of the rural add-on provision enacted under the Affordable Care Act, represents a net decrease in Medicare reimbursement of approximately 4.89 percent in 2011 as compared to 2010. The changes consist of (i) a 2.1 percent positive market basket update, (ii) a 1.0 percent reduction to the market basket update as directed by healthcare reform, (iii) a 2.5 percent reduction in the base rate to reverse the 2010 benefit resulting from changes in the home health outlier policy, (iv) a case mix creep negative adjustment of 3.79 percent, and (v) fractional benefits resulting from the rural add-on provision and wage index updates. In addition, CMS proposed an additional fifth year case mix creep negative adjustment of 3.79 percent in 2012 and various other changes to promote efficiency in payment and program integrity. The CMS has postponed action for the 2012 proposal to allow for further analysis.

Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments could cause our net patient service revenue and profits to materially decline.

Approximately 35 percent of our hospice patients reside in nursing homes. Changes in the laws and regulations regarding payments for hospice services and "room and board" provided our hospice patients residing in nursing homes could reduce our net patient service revenue and profitability.

For hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95 percent of the Medicaid per diem nursing home rate for "room and board" furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes' provision of certain "room and board" services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and collect from the applicable state Medicaid program an amount

equal to at least 95 percent of the amount that would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under our standard nursing home contracts, we pay the nursing home for these "room and board" services at 100 percent of the Medicaid per diem nursing home rate.

Government studies conducted in the last several years have suggested that the reimbursement levels for hospice patients living in nursing homes may be excessive. In particular, the federal government has expressed concern that hospice programs may provide fewer services to patients residing in nursing homes than to patients living in other settings due to the presence of the nursing home's own staff to address problems that might otherwise be handled by hospice personnel. Because hospice programs are paid a fixed per diem amount, regardless of the volume or duration of services provided, the government is concerned that hospice programs may be increasing their profitability by shifting the cost of certain patient care services to nursing homes.

The reduction or elimination of Medicare payments for hospice patients residing in nursing homes would significantly reduce our net patient service revenue and profitability. In addition, changes in the way nursing homes are reimbursed for "room and board" services provided to hospice patients residing in nursing homes could affect our ability to obtain referrals from nursing homes. A reduction in referrals from nursing homes would adversely affect our net patient service revenue and profitability.

We conduct business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions.

Our business is subject to extensive federal, state and, in some cases, local regulation. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs or reduce revenue and thereby adversely affect the financial viability of our business. Because these laws are amended from time to time and are subject to interpretation, we cannot predict when and to what extent liability may arise. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies, including fines, the revocation of licenses or decertification. Unanticipated increases in operating costs or reductions in revenue could adversely affect our liquidity.

The Senate Finance Committee is conducting an inquiry into certain of our practices, and the SEC has commenced an investigation relating to our participation in the Medicare Home Health Prospective Payment System.

In a letter dated May 12, 2010, the United States Senate Finance Committee requested information from us regarding our Medicare utilization rates and amount of therapy services furnished to each beneficiary. The letter was sent to all of the publicly traded home healthcare companies mentioned in a Wall Street Journal article that explored the relationship between CMS home health policies and the utilization rates of some home health agencies. As part of our initial production of documents, on May 26, 2010 the Senate Finance Committee requested supplemental information relating to our compliance program, policies and procedures and billing manuals. We have responded to these requests.

Additionally, on July 13, 2010, the SEC informed us that it has commenced an investigation relating to our participation in the Medicare Home Health Prospective Payment System, and, on July 16, 2010, we received subpoena from the SEC requesting certain documents in connection with its investigation. Similar to the Senate Finance Committee request, the SEC subpoena, among other things, focuses on issues related to the number of and reimbursement received for therapy visits before and after changes in the Medicare reimbursement system, relationships with physicians, compliance efforts including compliance with fraud and abuse laws, and certain documents sent to the Senate Finance Committee. We are in the process of responding to the SEC's request.

Given the preliminary stage of both the Senate Finance Committee inquiry and the SEC investigation, we are unable to assess the probable outcome or potential liability, if any, arising from either matter. There can be no assurances that we will not experience negative publicity with respect to these matters, that fines or other

penalties will not be imposed by the SEC or that an investigation by other governmental agencies may not be initiated for which we could incur fines or other losses as a result, including a reduction in reimbursement for certain services we perform.

If Odyssey fails to comply with the terms of its Corporate Integrity Agreement, it could subject us to substantial monetary penalties or suspension or termination from participation in the Medicare and Medicaid programs.

On July 6, 2006, Odyssey entered into a five-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General of Health and Human Services. The CIA imposes certain auditing, self-reporting and training requirements that Odyssey must comply with. If Odyssey fails to comply with the terms of its CIA, it could subject us to substantial monetary penalties and/or suspension or termination from participation in the Medicare and Medicaid programs. The imposition of monetary penalties would adversely affect Odyssey's and our profitability. A suspension or termination of its participation in the Medicare and Medicaid programs would have a material adverse affect on Odyssey's and our profitability and financial condition as substantially all of Odyssey's net patient service revenue is attributable to payments received from the Medicare and Medicaid programs, which amounted to 97 percent of Odyssey's net patient service revenue for both its fiscal years 2009 and 2008.

If any of our home health or hospice programs fails to comply with the Medicare conditions of participation, that program could be terminated from the Medicare program, thereby adversely affecting our net patient service revenue and profitability.

Each of our home health or hospice programs must comply with the extensive conditions of participation of the Medicare benefit. If any of our home health or hospice programs fails to meet any of the Medicare conditions of participation, that program may receive a notice of deficiency from the applicable state surveyor. If that home health or hospice program then fails to institute a plan of correction and correct the deficiency within the correction period provided by the state surveyor, that program could be terminated from receiving Medicare payments. For example, under the Medicare hospice program, each of our hospice programs must demonstrate that volunteers provide administrative and direct patient care services in an amount equal to at least 5 percent of the total patient care hours provided by its employees and contract staff at the hospice program. If we are unable to attract a sufficient number of volunteers at one of our hospice programs to meet this requirement, that program could be terminated from the Medicare benefit if the program fails to address the deficiency within the applicable correction period. Any termination of one or more of our home health or hospice programs from the Medicare program for failure to satisfy the conditions of participation could adversely affect our patient service revenue and profitability and financial condition. We believe that we are in compliance with the conditions of participation; however, we cannot predict how surveyors will interpret all aspects of the Medicare conditions of participation.

We are subject to certain ongoing investigations, and we are subject to periodic audits and requests for information by the Medicare and Medicaid programs or government agencies, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements.

The operation of our home health services business and hospice services business is subject to federal and state laws prohibiting fraud by healthcare providers, including laws containing criminal provisions, which prohibit filing false claims or making false statements in order to receive payment or obtain certification under Medicare and Medicaid programs, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. We may also be subject to fines and treble damage claims if we violate the civil provisions that prohibit knowingly filing a false claim or knowingly using false statements to obtain payment. State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and

Accountability Act of 1996, the Balanced Budget Act of 1997 and the Health Care Reform Act expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from Medicare and Medicaid programs and other federal and state health care programs.

Additionally, the Health Care Reform Act requires providers, such as home health agencies and hospice providers, to notify the Secretary of Health and Human Services, fiscal intermediary, contractor or other appropriate person of any overpayment and the reason for the overpayment, and to return the overpayment, within the later of 60 days from the time the overpayment is identified or the due date of the provider's cost report. Failure to comply may result in prosecution under the false claims act and exclusion from participation in Medicare, Medicaid and other federal and state health care programs.

CMS has contracted with various Third Party Administrators ("TPAs") including Recovery Audit Contractors ("RACs"), Zone Program Integrity Contractors ("ZPICs") and others to perform post-payment reviews of health care providers. For example, in January 2010, CMS announced that it has approved two issues for the RACs to begin reviewing with respect to hospice providers. These initial hospice reviews focus on durable medical equipment services and other Medicare Part A and B services provided to hospice patients that are related to a patient's terminal prognosis and the financial obligation of the hospice provider to determine whether the hospice provider arranged for and paid for the services as required. Various states have also begun to engage TPAs to conduct post-payment reviews of Medicaid claims data. We expect in the future that CMS and the states will likely expand the scope of the reviews conducted by the TPAs. We cannot predict whether reviews by TPAs of our home health and hospice programs' reimbursement claims will result in material recoupment's, which could have a material adverse effect on our financial condition and results of operations.

We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these anti-fraud and abuse requirements. In April 2003, we received a subpoena from the Department of Health and Human Services, Office of Inspector General, Office of Investigations ("OIG"). The subpoena sought information regarding our implementation of settlements and corporate integrity agreements entered into with the government, as well as our treatment on cost reports of employees engaged in sales and marketing efforts. In February 2004, we received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. In early May 2010, we reached an agreement in principle, subject to final approvals, with the government to resolve this matter. Under the agreement, we will pay the government $12.5 million, of which $9.5 million was recorded as a charge in fiscal 2010 with the remaining $3 million covered by a previously-recorded reserve.

Odyssey was the subject of a civil investigation by the Civil Division of the DOJ. On July 6, 2006, Odyssey entered into a settlement agreement with the DOJ to settle the investigation. As part of the settlement of the investigation, Odyssey entered into the CIA with the U.S. Department of Health and Human Services, Office of Inspector General.

On February 14, 2008, Odyssey received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying Odyssey that the Texas Attorney General was conducting an investigation concerning Medicaid hospice services provided by Odyssey, including its practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by its programs in the State of Texas. Based on the limited information that Odyssey has at this time, we cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on Odyssey's and our business, results of operations, liquidity or capital resources. Odyssey believes that it is in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, Odyssey received a letter from the DOJ notifying Odyssey that the DOJ was conducting an investigation of VistaCare, Inc. ("VistaCare") and requesting that Odyssey provide certain information and documents related to the DOJ's investigation of claims submitted by VistaCare to Medicare, Medicaid and

TRICARE, from January 1, 2003 through March 6, 2008, the date Odyssey completed the acquisition of VistaCare. Odyssey has been informed by the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office that they are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a qui tam lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on Odyssey on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the qui tam action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. These actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this qui tam action. Odyssey continues to cooperate with the DOJ and the Texas Attorney General in their investigations. Based on the limited information that Odyssey has at this time, we cannot predict the outcome of the investigations, the DOJ's or Texas Attorney General's views of the issues being investigated, other than the DOJ's and Texas Attorney General's notice declining to intervene in the qui tam action at this time, any actions that the DOJ or Texas Attorney General may take or the impact, if any, that the investigations may have on Odyssey's and our business, results of operations, liquidity or capital resources.

On January 5, 2009, Odyssey received a letter from the Georgia State Health Care Fraud Control Unit notifying Odyssey that the Georgia State Health Care Fraud Control Unit was conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. Odyssey is cooperating with the Georgia State Health Care Fraud Control Unit and has complied with the document request. Based on the limited information that Odyssey has at this time, we cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on Odyssey's and our business, results of operations, liquidity or capital resources.

On February 2, 2009, Odyssey received a subpoena from the OIG requesting certain documents related to Odyssey's provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, Odyssey received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by Odyssey during the same time period. Odyssey is cooperating with the OIG and has completed its subpoena production. Based on the limited information that Odyssey has at this time, we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and our business, results of operations, liquidity or capital resources.

On February 23, 2010, Odyssey received a subpoena from the OIG requesting various documents and certain patient records of one of Odyssey's hospice programs relating to services performed from January 1, 2006 through December 31, 2009. Odyssey is cooperating with the OIG and has completed its subpoena production. Because of the preliminary stage of this investigation and the limited information that Odyssey has at this time, we cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and our business, results of operations, liquidity or capital resources.

In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations.

We are also subject to federal and state laws that govern financial and other arrangements among healthcare providers.

Federal law prohibits the knowing and willful offer, payment, solicitation or receipt, directly or indirectly, of remuneration to induce, arrange for, or in return for, the referral of federal health care program beneficiaries for items or services paid for by a federal health care program. State laws also prohibit such payments for Medicaid beneficiaries and some states have expanded anti-kickback statutes. The federal law known as the "Stark Law" prohibits certain financial arrangements with physicians. State laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical products and services. Furthermore, some states have enacted laws similar to the Stark Law, which restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs, civil and criminal penalties, and exclusion from participation in Medicare, Medicaid and other federal and state health care programs.

We face additional federal requirements that mandate major changes in the transmission and retention of health information and in notification requirements for any health information security breaches.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs and to simplify healthcare administrative processes. The enactment of HIPAA also expanded protection of the privacy and security of personal medical data and required the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, we believe that implementation of this law has resulted in additional costs. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the Stimulus Bill, effective February 22, 2010, sets forth health information security breach notification requirements and increased penalties for violation of HIPAA. A week after the effective date, covered entities and business associates were required to submit reports to the US Department of Health and Human Services ("HHS") of any breaches that occurred during the last quarter of 2009. The HITECH Act requires patient notification for all breaches, media notification of breaches of over 500 patients and at least annual reporting of all breaches to the Secretary of HHS. The HITECH Act also replaced the prior penalty system of one tier of penalties of $100 per violation and an annual maximum of $25,000 with a 4-tier system of sanctions for breaches. Penalties now range from the original $100 per violation and an annual maximum of $25,000 for the first tier to a fourth-tier minimum of $50,000 per violation and an annual maximum of $1.5 million for the identical violation. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

Risks Related to Our Common Stock

The market price of our common stock may be volatile and experience substantial fluctuations, and you could lose all or part of your investment.

Our common stock is traded on The NASDAQ Global Select Market, and the market price for our common stock has been volatile. For example, during fiscal 2010 the market price for a share of our common stock ranged from a low of $18.93 to a high of $30.88. During fiscal 2009, the market price for a share of our common stock

ranged from a low of $12.94 to a high of $29.99. The market price of our common stock may continue to fluctuate substantially based on a number of factors, including, but not limited to:

- our operating and financial performance;
- changes, or proposed changes, in government reimbursement rates and regulations;
- stock market conditions generally and specifically as they relate to the home health services industry;
- developments in litigation or government investigations;
- changes in financial estimates and recommendations by securities analysts who follow our stock;
- economic and political uncertainties in the marketplace generally; and
- future issuances of common stock or other securities.

We do not expect to pay dividends on our common stock in the foreseeable future, and investors will be able to receive cash in respect of their shares of our common stock only upon the sale of the shares.

Except for a special cash dividend paid in 2002, we have never paid any cash dividends on our common stock, and we have no intention in the foreseeable future to pay any cash dividends on our common stock. Future payments of dividends, if any, and the amount of the dividends will be determined by our Board of Directors from time to time based on our results of operations, financial condition, cash requirements, future prospects and other factors our Board of Directors deems relevant. Additionally, our Credit Agreement and the indenture governing our Senior Notes contain restrictions on our ability to declare and pay dividends. See "—Risks Related to Our Business and Industry—Our debt agreements contain restrictions that will limit our flexibility in operating our business." Therefore, an investor in our common stock would be able to obtain an economic benefit from purchasing our common stock only if the trading price of the shares increases after such purchase and the investor sells the shares at the increased price.

Provisions in our organizational documents, Delaware law and our debt agreements could delay or prevent a change in control of Gentiva, which could adversely affect the price of our common stock.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and anti-takeover provisions of the General Corporation Law of the State of Delaware could discourage, delay or prevent an unsolicited change in control in Gentiva, which could adversely affect the price of our common stock. These provisions may also have the effect of making it more difficult for third parties to replace our current management without the consent of the Board of Directors. Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws that could delay or prevent an unsolicited change in control include:

- the ability of our Board of Directors to issue up to 25,000,000 shares of preferred stock and to determine the terms, rights and preferences of the preferred stock without stockholder approval; and
- the prohibition on the right of stockholders to call meetings or act by written consent and limitations on the right of stockholders to present proposals or make nominations at stockholder meetings.

Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. In addition, our Credit Agreement and the indenture governing our Senior Notes contain various covenants that limit our ability to, among other things, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. See "—Risks Related to Our Business and Industry—Our debt agreements contain restrictions that will limit our flexibility in operating our business."

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters is leased and is located at 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339. Other major regional administrative offices leased by the Company as of December 31, 2010 are located in Overland Park, Kansas; Tampa, Florida; and Dallas, Texas. The Company also maintains more than 450 leases for other offices and locations on various terms expiring on various dates. In addition, Gentiva owns property in Dothan, Alabama that is used in the Company's hospice operations.

Item 3. Legal Proceedings

Litigation

In addition to the matters referenced in this Item 3, the Company is party to certain legal actions arising in the ordinary course of business, including legal actions arising out of services rendered by its various operations, personal injury and employment disputes. Management does not expect that these other legal actions will have a material adverse effect on the business or financial condition of the Company.

On May 10, 2010, a collective and class action complaint entitled Lisa Rindfleisch et al. v. Gentiva Health Services, Inc. was filed in the United States District Court for the Eastern District of New York against the Company in which five former employees allege wage and hour law violations. On October 8, 2010, the Court granted the Company's motion to transfer the venue of the lawsuit to the United States District Court for the Northern District of Georgia. The former employees claim they were paid pursuant to "an unlawful hybrid" compensation plan that paid them on both a per visit and an hourly basis, thereby voiding their exempt status and entitling them to overtime pay. The plaintiffs allege continuing violations of federal and state law and seek damages under the Fair Labor Standards Act ("FLSA"), as well as under the New York Labor Law and North Carolina Wage and Hour Act. Plaintiffs seek class certification of similar employees and seek attorneys' fees, back wages and liquidated damages going back three years under the FLSA, six years under the New York statute and two years under the North Carolina statute.

On June 11, 2010, a collective and class action complaint entitled Catherine Wilkie, individually and on behalf of all others similarly situated v. Gentiva Health Services, Inc. was filed in the United States District Court for the Eastern District of California against the Company in which a former employee alleges wage and hour violations under the FLSA and California law. The complaint alleges that the Company paid some of its employees on both a per visit and hourly basis, thereby voiding their exempt status and entitling them to overtime pay. The complaint further alleges that California employees were subject to violations of state laws requiring meal and rest breaks, accurate wage statements and timely payment of wages. The plaintiff seeks class certification, attorneys' fees, back wages, penalties, and damages going back three years on the FLSA claim and four years on the state wage and hour claims.

On July 29, 2010, a collective action complaint entitled Nelson Alleman, on behalf of himself and others similarly situated v. Gentiva Health Services, Inc. was filed in the United States District Court for the Northern District of Georgia, Gainesville Division, against the Company in which a former employee employed as a certified respiratory therapist alleges overtime wage violations under the FLSA. The plaintiff seeks collective action certification of similar employees, attorneys' fees, back wages and damages going back three years under the FLSA.

Given the preliminary stage of the Rindfleisch, Wilkie and Alleman lawsuits, the Company is unable to assess the probable outcome or potential liability, if any, arising from these proceedings. The Company intends to defend itself vigorously in these lawsuits.

Three putative class action lawsuits have been filed in connection with the Company's acquisition ("Merger") of Odyssey. The first, entitled Pompano Beach Police & Firefighters' Retirement System v. Odyssey HealthCare, Inc. et al., was filed on May 27, 2010 in the County Court, Dallas County, Texas. The second,

entitled Eric Hemminger et al. v. Richard Burnham et al., was filed on June 9, 2010 in the District Court, Dallas, Texas. The third, entitled John O. Hansen v. Odyssey HealthCare, Inc. et al., was filed on July 2, 2010 in the United States District Court for the Northern District of Texas. All three lawsuits name the Company, GTO Acquisition Corp., Odyssey and the members of Odyssey's board of directors as defendants. All three lawsuits are brought by purported stockholders of Odyssey, both individually and on behalf of a putative class of stockholders, alleging that Odyssey's board of directors breached its fiduciary duties in connection with the Merger by failing to maximize shareholder value and that the Company and Odyssey aided and abetted the alleged breaches. The Company is unable to assess the probable outcome or potential liability, if any, arising from these matters.

On November 2, 2010, a putative shareholder class action complaint, captioned Endress v. Gentiva Health Services, Inc. et al., Civil Action No. 10-CV-5064, was filed in the United States District Court for the Eastern District of New York. The action, which names Gentiva and certain current and former officers as defendants, asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with the Company's participation in the Medicare Home Health Prospective Payment System ("HH PPS"). The complaint alleges that the Company's public disclosures misrepresented and failed to disclose that the Company improperly increased the number of in-home therapy visits to patients for the purposes of triggering higher reimbursement rates under the HH PPS, which caused an artificial inflation in the price of Gentiva's common stock during the period between July 31, 2008 and July 20, 2010. The defendants have not yet responded to the complaint, and, given the preliminary stage of this action, the Company is unable to assess the probable outcome or potential liability, if any, arising from this action. The defendants intend to defend themselves vigorously in this action.

On January 4, 2011, a shareholder derivative complaint, captioned Jacobs v. Malone et al., Civil Action No. 11-CV-1102-9, was filed in the Superior Court of DeKalb County in the State of Georgia. The action, which names Gentiva's current directors as defendants, alleges, among other things, that Gentiva's board of directors breached its fiduciary duties to the Company. Specifically, the complaint alleges that Gentiva's board of directors had actual or constructive knowledge that the Company's public disclosures misrepresented and failed to disclose that the Company improperly increased the number of in-home therapy visits to patients for the purpose of triggering higher reimbursement rates under HH PPS, which caused an artificial inflation in the price of Gentiva's common stock during the period between July 31, 2008 and July 20, 2010. The defendants have not yet responded to the complaint, and, given the preliminary stage of this action, the Company is unable to assess the probable outcome or potential liability, if any, arising from this action. The defendants intend to defend themselves vigorously in this action.

Government Matters

Senate Finance Committee Request

In a letter dated May 12, 2010, the United States Senate Finance Committee requested information from the Company regarding its Medicare utilization rates for therapy visits. The letter was sent to all publicly traded home healthcare companies mentioned in a Wall Street Journal article that explored the relationship between the Centers for Medicare & Medicaid Services home health policies and the utilization rates of some health agencies. The Company has responded to the request. Given the preliminary stage of the Senate Finance Committee inquiry, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Subpoenas

In April 2003, the Company received a subpoena from the OIG. The subpoena sought information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. In February 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. In early May 2010, the

Company reached an agreement in principle, subject to final approvals, with the government to resolve this matter. Under the agreement, the Company will pay the government $12.5 million, of which $9.5 million was recorded as a charge in 2010 with the remaining $3 million covered by a previously-recorded reserve.

On July 13, 2010, the SEC informed the Company that the SEC had commenced an investigation relating to the Company's participation in the Medicare Home Health Prospective Payment System, and, on July 16, 2010, the Company received a subpoena from the SEC requesting certain documents in connection with its investigation. Similar to the Senate Finance Committee request, the SEC subpoena, among other things, focused on issues related to the number of and reimbursement received for therapy visits before and after changes in the Medicare reimbursement system, relationships with physicians, compliance efforts including compliance with fraud and abuse laws, and certain documents sent to the Senate Finance Committee. The Company is in the process of responding to the SEC's request. Given the preliminary stage of the SEC investigation, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Investigations Involving Odyssey

On February 14, 2008, Odyssey received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying Odyssey that the Texas Attorney General was conducting an investigation concerning Medicaid hospice services provided by Odyssey, including its practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by its programs in the State of Texas. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources. Odyssey believes that it is in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, Odyssey received a letter from the DOJ notifying Odyssey that the DOJ was conducting an investigation of VistaCare, Inc. ("VistaCare") and requesting that Odyssey provide certain information and documents related to the DOJ's investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE, from January 1, 2003 through March 6, 2008, the date Odyssey completed the acquisition of VistaCare. Odyssey has been informed by the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office that they are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a qui tam lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on Odyssey on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the qui tam action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. These actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this qui tam action. Odyssey continues to cooperate with the DOJ and the Texas Attorney General in their investigations. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigations, the DOJ's or Texas Attorney General's views of the issues being investigated, other than the DOJ's and Texas Attorney General's notice declining to intervene in the qui tam action at this time, any actions that the DOJ or Texas Attorney General may take or the impact, if any, that the investigations may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On January 5, 2009, Odyssey received a letter from the Georgia State Health Care Fraud Control Unit notifying Odyssey that the Georgia State Health Care Fraud Control Unit was conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. Odyssey is cooperating with the Georgia State Health Care Fraud Control Unit and has complied with the document request. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues

being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 2, 2009, Odyssey received a subpoena from the OIG requesting certain documents related to Odyssey's provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, Odyssey received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by Odyssey during the same time period. Odyssey is cooperating with the OIG and has completed its subpoena production. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 23, 2010, Odyssey received a subpoena from the OIG requesting various documents and certain patient records of one of Odyssey's hospice programs relating to services performed from January 1, 2006 through December 31, 2009. Odyssey is cooperating with the OIG and has completed its subpoena production. Because of the preliminary stage of this investigation and the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

Indemnifications

Healthfield

Upon the closing of the acquisition of The Healthfield Group, Inc. ("Healthfield") on February 28, 2006, an escrow fund was created to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, claims relating to legal proceedings existing as of the closing date, taxes for the pre-closing periods and medical malpractice and workers' compensation claims relating to any act or event occurring on or before the closing date. The escrow fund initially consisted of 1,893,656 shares of Gentiva's common stock valued at $30 million and $5 million in cash. The first $5 million of any disbursements consist of shares of Gentiva's common stock; the next $5 million of any disbursements consist of cash; and any additional disbursements consist of shares of Gentiva's common stock. The escrow fund has been subject to releases of shares of Gentiva's common stock and cash in the escrow fund to certain principal stockholders of Healthfield, less the amount of claims the Company makes against the escrow fund. Through December 31, 2010, the Company has received disbursements from the escrow fund covering interim claims the Company has made against the escrow fund totaling 138,640 shares of common stock representing fair value of approximately $2.7 million. The Company has recorded the shares received as treasury stock in the Company's consolidated balance sheets.

CareCentrix Disposition

In connection with the disposition of a majority ownership interest in the Company's CareCentrix business on September 25, 2008 (the "CareCentrix Transaction") the Company agreed to indemnify the Buyer Parties (as such term is defined in the Stock Purchase Agreement dated as of August 20, 2008 covering the CareCentrix Transaction) for any inaccuracy in or breach of any representation or warranty of the Company in such Stock Purchase Agreement and for any breach or nonperformance of any covenant or obligation made or incurred by the Company in such Stock Purchase Agreement. The Company also agreed to indemnify the Buyer Parties for certain liabilities arising from an arbitration proceeding in which the Company and CareCentrix were parties that related to a commercial contractual dispute, which was settled on April 14, 2010. In connection with this settlement, the Company recorded settlement costs and legal fees of approximately $4.2 million in 2010. The Company's representations and warranties, with certain exceptions, generally survived for the period of eighteen months from the closing of the CareCentrix Transaction.

Pediatric and Adult Hourly Services Disposition

The Company has agreed to guarantee the indemnification obligations of certain of the Company's subsidiaries to the purchaser of assets associated with certain branch offices that specialized primarily in pediatric home health care services and adult home care services that were sold effective March 14, 2009. The indemnification obligations generally related to representations, warranties, covenants and agreements made by such subsidiaries in the related asset purchase agreement, as well as to such subsidiaries' related pre-closing operations, liabilities, claims and proceedings. The representations and warranties made by the Company's subsidiaries, with certain exceptions, generally survive for a period of two years from the closing date. The maximum aggregate liability of the Company for any breaches of such representations or liabilities is $6.0 million.

HME and IV Disposition

The Company has agreed to indemnify the Lincare Indemnified Parties (as such term is defined in the Asset Purchase Agreement dated as of February 1, 2010 ("APA") covering the sale on such date of the Company's HME and IV businesses) from any claims arising from (i) any breach of, or failure to perform, any representations, warranties, covenants and other obligations by certain of the Company's subsidiaries, as sellers under the APA, (ii) the Lincare Indemnified Parties' being required to assume or discharge any of certain specified excluded liabilities under the APA or (iii) the Lincare Indemnified Parties' being required to assume or discharge by operation of law any indebtedness, liability or obligation of certain of the Company's subsidiaries, as sellers under the APA, other than certain specified liabilities assumed by Lincare Inc. The representations, warranties, covenants and agreements made by the Company's subsidiaries in the APA generally survive for a period of two years from the closing date, except that certain specified representations and warranties survive for the applicable statute of limitations. The maximum aggregate liability of the Company for any breaches of representations and warranties contained in the APA is $14 million.

Item 4. (Removed and Reserved)

Executive Officers of Gentiva

The following table sets forth certain information regarding each of the Company's executive officers as of March 10, 2011:

Name	Executive Officer Since	Age	Position and Offices with the Company
Tony Strange	2006	48	Chief Executive Officer, President and Director
Eric R. Slusser	2010	50	Executive Vice President, Chief Financial Officer and Treasurer
John N. Camperlengo	2008	47	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Charlotte A. Weaver	2008	63	Senior Vice President and Chief Clinical Officer

Tony Strange

Mr. Strange has served as chief executive officer and a director of the Company since January 2009 and as president of the Company since November 2007. He served as chief operating officer of the Company from November 2007 to May 2009 and as executive vice president of the Company and president of Gentiva Home Health from February 2006 to November 2007. From 2001 to February 2006, Mr. Strange served as president and chief operating officer of Healthfield. Mr. Strange joined Healthfield in 1990 and served in other capacities, including regional manager, vice president of development and chief operating officer, until being named president in 2001.

Eric R. Slusser

Mr. Slusser has served as executive vice president, chief financial officer and treasurer of the Company since May 2010. He served as senior vice president, finance of the Company from October 2009 to May 2010. Mr. Slusser served as executive vice president and chief financial officer of Centene Corporation, a healthcare services company providing specialty and managed care health plan coverage, from July 2007 through May 2009, as executive vice president international development of Centene from May 2009 through October 2009 and as treasurer of Centene from February 2008 to July 2009. Mr. Slusser served as executive vice president of finance, chief accounting officer and controller of Cardinal Health, Inc., a diversified healthcare company providing healthcare products and services, from 2006 to 2007 and as senior vice president, chief accounting officer and controller of Cardinal Health from 2005 to 2006. Mr. Slusser served as senior vice president-chief accounting officer and controller of MCI, Inc. from 2003 to 2005.

John N. Camperlengo

Mr. Camperlengo has served as general counsel and secretary of the Company since May 2010 and as senior vice president and chief compliance officer of the Company since May 2008. He served as deputy general counsel of the Company from May 2008 to May 2010. From November 2007 to May 2008, Mr. Camperlengo served as vice president and chief compliance officer of Duane Reade Holdings, Inc., a retail pharmacy chain. From 2005 to 2007, Mr. Camperlengo served as vice president and deputy general counsel and as chief compliance officer of the Company. He served as assistant vice president and associate general counsel of the Company from 2003 to 2005 and as assistant vice president, legal from 2002 to 2003, having joined the Company as senior counsel in 2000.

Charlotte A. Weaver

Dr. Weaver has served as senior vice president and chief clinical officer of the Company since July 2008. From May 2007 to July 2008, Dr. Weaver served as vice president – executive director, nursing research of Cerner Corporation, an international supplier of healthcare software for electronic healthcare record and business operations. From 1999 to May 2007, she served as vice president/chief nurse officer of Cerner Corporation.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is quoted on The Nasdaq Global Select Market under the symbol "GTIV".

The following table sets forth the high and low sales prices for shares of the Company's common stock for each quarter during fiscal 2010 and 2009:

2010	High	Low
1st Quarter	$29.96	$24.40
2nd Quarter	30.88	22.14
3rd Quarter	25.17	18.93
4th Quarter	26.95	20.81
2009	**High**	**Low**
1st Quarter	$29.99	$12.94
2nd Quarter	19.61	13.79
3rd Quarter	27.00	15.23
4th Quarter	28.31	23.03

Holders

As of March 4, 2011, there were approximately 3,600 holders of record of the Company's common stock, including participants in the Company's employee stock purchase plan, brokerage firms holding the Company's common stock in "street name" and other nominees.

Dividends

Except for a special cash dividend paid in 2002, the Company has never paid any cash dividends on its common stock and has no intention in the foreseeable future to pay any cash dividends on its common stock. Future payments, if any, of dividends and the amount of the dividends will be determined by the board of directors from time to time based on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant. In addition, the Company's credit agreement and the indenture governing our Senior Notes also contain restrictions on the Company's ability to declare and pay dividends. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Shareholder Return Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Gentiva Health Services, Inc., The NASDAQ Composite Index,
An Old Peer Group and a New Peer Group



$200.00
$150.00
$100.00
$50.00
$0.00
01/01/06
12/31/06
12/30/07
12/28/08
01/03/10
12/31/10
Gentiva Health Services, Inc.
NASDAQ Composite Index
Old Peer Group
New Peer Group

	1/1/06	12/31/06	12/30/07	12/28/08	1/3/10	12/31/10
Gentiva Health Services, Inc.	100.00	129.31	126.93	182.90	183.24	180.46
NASDAQ Composite	100.00	111.16	124.64	73.80	107.07	125.99
Old Peer Group	100.00	127.70	153.81	161.14	174.36	137.18
New Peer Group	100.00	97.96	130.91	117.56	133.27	128.02

The new peer group, chosen by Gentiva, is comprised of the following publicly traded companies: Almost Family, Inc., Amedisys, Inc., Chemed Corporation and LHC Group, Inc. Chemed Corporation, part of whose business involves the provision of hospice care, was not included in the shareholder return performance graph in last year's Annual Report to Shareholders. The other three companies were the only companies included in last year's shareholder return performance graph. Because of Gentiva's acquisition of Odyssey HealthCare, Inc. in August 2010, Gentiva believes that the addition of Chemed Corporation in the new peer group helps that peer group better reflect Gentiva's lines of business.

The graph and table above, based on data furnished by Research Data Group, Inc., assume that $100 was invested on January 1, 2006 in each of Gentiva's common stock, the Old Peer Group and the New Peer Group and on December 31, 2005 in the NASDAQ Composite Index, and that all dividends (if any) were reinvested.

Item 6. Selected Financial Data

The following table provides selected historical consolidated financial data of the Company as of and for each of the fiscal years in the five-year period ended December 31, 2010. The data has been derived from the Company's audited consolidated financial statements. The historical financial information may not be indicative of the Company's future performance. Prior to fiscal year 2010, the Company's fiscal year ended on the Sunday nearest to December 31st, which was January 3, 2010 for fiscal year 2009, December 28, 2008 for fiscal year 2008, December 30, 2007 for fiscal year 2007 and December 31, 2006 for fiscal year 2006. As a result of this policy, fiscal year 2009 included 53 weeks of activity. In fiscal 2010, the Company adopted a change to a calendar year reporting period from its current fiscal year reporting. As such, the Company's fiscal year 2010 ended on December 31, 2010 instead of January 2, 2011, the date designated under its prior fiscal year end reporting calendar. Due to the change to a calendar year reporting period in 2010 and the extra week in 2009, the Company's reporting periods included 362 days in fiscal year 2010, 371 days in fiscal year 2009 and 364 days in fiscal years 2008, 2007 and 2006.

	Fiscal Year				
(in thousands, except per share amounts)	2010	2009	2008	2007	2006
Statement of Income Data					
Net revenues	$1,447,029	$1,152,460	$1,239,536 (4)	$1,171,349	$1,061,468 (6)
Gross profit	748,093	598,930	557,512 (4)	500,195	440,917 (6)
Selling, general and administrative expenses	(616,474)(1)	(490,866)(2)	(468,582)(4)	(422,526)(5)	(394,569)(6)
Income from continuing operations attributable to Gentiva shareholders	57,760 (1)	69,796 (2)	151,446 (4)	31,586 (5)	15,882 (6)
Discontinued operations, net of tax (3)	(5,605)	(10,614)	2,004	1,242	4,894
Net income attributable to Gentiva shareholders	52,155 (1)	59,182 (2)	153,450 (4)	32,828 (5)	20,776 (6)
Basic earnings per share:					
Income from continuing operations attributable to Gentiva shareholders	$ 1.94	$ 2.40	$ 5.30	$ 1.14	$ 0.60
Discontinued operations, net of tax	(0.19)	(0.37)	0.07	0.04	0.18
Net income attributable to Gentiva shareholders	1.75	2.03	5.37	1.18	0.78
Weighted average shares outstanding—basic	29,724	29,103	28,578	27,798	26,480
Diluted earnings per share:					
Income from continuing operations attributable to Gentiva shareholders	$ 1.89	$ 2.34	$ 5.15	$ 1.11	$ 0.58
Discontinued operations, net of tax	(0.18)	(0.36)	0.06	0.04	0.18
Net income attributable to Gentiva shareholders	1.71	1.98	5.21	1.15	0.76
Weighted average shares outstanding—diluted	30,468	29,822	29,439	28,599	27,317
Balance Sheet Data (at end of year)					
Cash items and short-term investments (7)	$ 104,752	$ 152,410	$ 69,201	$ 67,431	$ 57,235
Working capital	124,764	190,918	125,400	128,527	115,749
Total assets	2,120,128	1,060,603	973,497	882,233	843,882
Long-term debt and capital leases	1,026,760	232,466	252,188	309,262	343,198
Gentiva's shareholders' equity	635,574	571,163	494,971	323,429	274,325
Common shares outstanding	30,158	29,480	28,864	28,046	27,436

(1) Selling, general and administrative expenses for fiscal 2010 include charges of $46.0 million relating to the settlement of two legal matters and charges associated with restructuring, acquisition and integration activities. See Notes 9 and 12 to the Company's consolidated financial statements.

(2) Selling, general and administrative expenses for fiscal 2009 include special charges of $2.4 million. In addition, net income includes $6.0 million from a pre-tax gain related to the (i) sale of assets and certain branch offices that specialized primarily in pediatric home care services and (ii) sale of assets associated with two branch offices in upstate New York providing home health services under New York Medicaid programs. See Notes 3, 9 and 12 to the Company's consolidated financial statements.
(3) During the fourth quarter of 2009, the Company committed to a plan to exit its HME and IV businesses and met the requirements to designate these businesses as held for sale. As such, the company has reflected the financial results of the operating segments as discontinued operations, including a write-down of goodwill associated with these businesses of approximately $9.6 million for fiscal 2009. Results for all prior years have been reclassified to conform to this presentation. See Notes 2 and 3 to the Company's consolidated financial statements.
(4) Statement of Income Data for fiscal 2008 includes CareCentrix operating results through September 24, 2008 and includes the Company's equity in the net loss of CareCentrix Holdings for the period September 25, 2008 through December 28, 2008. Selling, general and administrative expenses for fiscal 2008 include charges of $2.7 million. In addition, net income includes $107.9 million from a pre-tax gain related to the CareCentrix Transaction and reflects an effective tax rate of 15.7 percent due primarily to the CareCentrix Transaction. See Notes 3, 9 and 12 to the Company's consolidated financial statements.
(5) Selling, general and administrative expenses for fiscal 2007 include Healthfield restructuring and other charges of $2.4 million. See Note 9 to the Company's consolidated financial statements.
(6) Net revenues and gross profit for fiscal 2006 include $1.9 million associated with the favorable settlement of the Company's Medicare cost report appeal for 1999. Selling, general and administrative expenses include restructuring and other charges of $7.7 million. See Note 9 to the Company's consolidated financial statements.
(7) Cash items and short-term investments include restricted cash of $22.0 million at end of fiscal years 2006 and 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Gentiva's results of operations and financial position. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

Overview

Gentiva Health Services, Inc. is a leading provider of home health services and hospice services serving patients through approximately 450 locations located in 42 states.

The Company provides a single source for skilled nursing; physical, occupational, speech and neurorehabilitation services; hospice services; social work; nutrition; disease management education; help with daily living activities; and other therapies and services. Gentiva's revenues are generated from federal and state government programs, commercial insurance and individual consumers.

Effective August 17, 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey, one of the largest providers of hospice care in the United States, operating approximately 100 Medicare-certified providers serving terminally ill patients and their families in 30 states. In connection with the acquisition, the Company entered into a new $875 million Credit Agreement and issued $325 million of senior unsecured notes. See Notes 3 and 10 for additional information about the acquisition and related financing. The impact of the acquisition and related financing agreements is reflected in the Company's fiscal 2010 results of operations and financial condition from the acquisition closing date.

Effective February 1, 2010, the Company completed the sale of its HME and IV businesses to a subsidiary of Lincare Holdings, Inc., pursuant to an asset purchase agreement. See Note 9 to the Company's consolidated financial statements for additional information.

Until September 25, 2008, the Company operated CareCentrix, which provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, home medical equipment, respiratory products, orthotics and prosthetics, and services for managed care organizations and health plans. Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity ownership interest in CareCentrix.

The federal and state government programs under which the Company generates a majority of its net revenues are subject to legislative and other risk factors that can make it difficult to determine future reimbursement rates for Gentiva's services to its patients. In March 2010, President Obama signed into law the Affordable Care Act which represents a $39.5 billion reduction in Medicare home health spending over an extended period. The bill phases in the reductions over the next eight years, including rebasing of Medicare reimbursement rates over a four year period beginning in 2014, with reductions resulting from rebasing not to exceed 3.5 percent in any one year. The Company anticipates that many of the provisions of the Affordable Care Act may be subject to further clarification and modification through the rule-making process. In addition, on November 2, 2010, CMS announced final changes to Medicare home health payments for calendar year 2011 as further discussed in the "Liquidity" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

The commercial insurance industry is continually seeking ways to control the cost of services to patients that it covers. One of the ways it seeks to control costs is to require greater efficiencies from its providers, including home healthcare companies. Various states have addressed budget pressures by considering or implementing reductions in various healthcare programs, including reductions in rates or changes in patient eligibility requirements. The Company has also decided to reduce participation in certain Medicaid and other state and county programs.

The Company believes that several marketplace factors can contribute to its future growth. First, the Company is a leader in a highly fragmented home healthcare and hospice industry populated by approximately 14,000 Medicare certified providers of varying size and resources. Second, the cost of a home healthcare visit to a patient can be significantly lower than the cost of an average day in a hospital or skilled nursing institution. And third, the demand for home care is expected to grow, primarily due to an aging U.S. population. The Company expects to capitalize on these factors through a determined set of strategic priorities, as follows: growing revenues from services provided to the geriatric population, with a particular emphasis on expanding the penetration of the Company's innovative specialty programs; focusing on clinical associate recruitment, retention and productivity; evaluating and closing opportunistic acquisitions; seeking further operating leverage through more efficient utilization of existing resources; implementing technology to support the Company's various initiatives; and strengthening the Company's balance sheet to support future growth. The Company anticipates executing these strategies by continuing to expand its sales presence, making operational improvements and deploying new technologies, providing employees with leadership training and instituting retention initiatives, ensuring strong ethics and corporate governance, and focusing on shareholder value.

Management intends the discussion of the Company's financial condition and results of operations that follows to provide information that will assist in understanding its financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect the Company's financial statements.

The Company's continuing operations involve servicing its patients and customers through (i) its Home Health segment, (ii) its Hospice segment, and (iii) for periods prior to September 25, 2008, its CareCentrix business segment. Discontinued operations represent services and products provided to patients through the HME and IV businesses.

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including specialty programs, its Rehab Without Walls® unit and its consulting business. The Company conducts direct home nursing and therapy services operations through licensed and Medicare-certified agencies, located in 39 states, from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and, to a lesser extent, homemaker services generally to adult and elder patients. The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases. In addition, the Company provides consulting services to home health agencies which include operational support, billing and collection activities, and on-site agency support and consulting.

Hospice

The Hospice segment serves terminally ill patients and their families in 30 states. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals.

CareCentrix

The CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, home medical equipment, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees.

Significant Developments

Acquisitions

During fiscal 2010, 2009 and 2008, the Company completed several acquisitions as further described below.

Fiscal 2010

Effective August 17, 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey, a leading provider of hospice care, operating approximately 100 Medicare-certified providers in 30 states. The Company completed the acquisition of Odyssey to expand the geographic coverage of its hospice services and to further diversify the Company's business mix. Total consideration for the acquisition was $1.087 billion consisting of payments of approximately (i) $963.9 million for Odyssey's equity interest, (ii) $108.8 million to repay Odyssey's existing long-term debt and accrued interest and (iii) $14.3 million of transaction costs incurred by Odyssey, of which $11.2 million had been paid as of December 31, 2010.

The Company funded the purchase price using (i) $729.9 million of borrowings under new senior secured term loan facilities, (ii) $316.8 million of proceeds from the issuance of senior unsecured notes, and (iii) existing cash balances of $37.2 million. The Company incurred transaction costs of approximately $26.0 million which is reflected as selling, general and administrative expenses in the Company's consolidated statement of income for fiscal year 2010. In addition, the Company incurred debt issuance costs of approximately $58.3 million which were capitalized and are being amortized over the term of the credit agreement and the senior unsecured notes. The Company is currently integrating Odyssey operations and back office functions. In connection with these integration activities the Company expects to achieve operating cost synergies of approximately $25 million on an annualized run rate by the end of fiscal 2011.

Effective May 15, 2010, the Company completed its acquisition of the assets and business of United Health Care Group, Inc., a provider of home health services in Louisiana. Total consideration of $6.0 million, excluding transaction costs and subject to post closing adjustments, was paid at the time of closing and was paid from the Company's existing cash reserves. The acquisition expands the Company's home health coverage to the majority of the state of Louisiana.

Effective March 5, 2010, the Company completed its acquisition of the assets and business of Heart to Heart Hospice of Starkville, LLC, a provider of hospice services with two offices in Starkville and Tupelo, Mississippi. Total consideration of $2.5 million, excluding transaction costs and subject to post-closing adjustments, was paid at the time of closing and was funded from the Company's existing cash reserves. The acquisition expands the Company's coverage area to 44 counties in north, central and southern Mississippi.

Fiscal 2009

For fiscal 2009, total cash consideration paid for acquired businesses amounted to $11.2 million, excluding transaction costs and subject to post-closing adjustments. The acquisitions completed during the 2009 period extended the Company's operations primarily into geographic areas not previously serviced by the Company within states requiring a Certificate of Need ("CON") to perform home health services. The name of the acquired home health agency, the acquisition date and the geographic service area are summarized below:

Name of Agency	Acquisition Date	Geographic Service Area
Mid-State Home Health Agency	June 20, 2009	Central Louisiana
Nicholas County Home Health Agency	July 1, 2009	West Virginia
Magna Home Health	August 22, 2009	Central Mississippi /Western Alabama
Coordinated Home Health	October 16, 2009	Southeastern New Mexico and El Paso, TX
AIM Home Care	December 11, 2009	Encino, CA

Fiscal 2008

During fiscal 2008, total net cash consideration paid for acquired businesses amounted to $68.1 million, inclusive of $7.4 million of debt repayments made on behalf of an acquired business. These acquisitions are further described below:

Home Health Care Affiliates, Inc.

Effective February 29, 2008, the Company completed the acquisition of Home Health Care Affiliates, Inc. ("HHCA"), a provider of home health and hospice services in the state of Mississippi.

Physicians Home Health Care

Effective June 1, 2008, the Company completed the acquisition of CSMMI, Inc., d/b/a Physicians Home Health Care ("PHHC"), a provider of home health services with three locations in Colorado, pursuant to an asset purchase agreement.

Hospice of Charleston

On August 2, 2008, the Company acquired certain assets of Hospice of Charleston, a non-profit homecare company that provided hospice services, as well as home health services, for approximately $1.2 million, which was funded from the Company's existing cash reserves. The acquisition allowed the Company to expand its home health services to three CON counties in and around Charleston, South Carolina.

Dispositions

HME and IV Disposition

Effective February 1, 2010, the Company completed the sale of its HME and IV businesses to a subsidiary of Lincare Holdings, Inc., pursuant to an asset purchase agreement, for total consideration of approximately $16.4 million, consisting of (i) cash proceeds of approximately $8.5 million, (ii) approximately $2.5 million associated with operating and capital lease buyout obligations, (iii) an escrow fund of $5.0 million, which was recorded at estimated fair value of $3.2 million, to be received by the Company based on achieving a cumulative cash collections target for claims for services provided for a specified period from the date of closing and (iv) an escrow fund of approximately $0.4 million for reimbursement of certain post closing liabilities. In December 2010, the Company received $1.0 million in final settlement of the $5.0 million escrow fund associated with cash collections for the period of one year from the date of closing. In connection with this settlement, the Company recorded a loss of $2.2 million resulting from the difference between the final escrow settlement and the previously recorded estimated fair value of $3.2 million.

Pediatric and Other Asset Dispositions

Effective January 30, 2010, the Company sold assets associated with a home health branch operation in Iowa for cash consideration of approximately $0.3 million and recognized a gain of approximately $0.1 million recorded in gain on sale of assets and business, net in the Company's consolidated statement of income for fiscal year ended December 31, 2010.

During fiscal 2009, the Company sold assets associated primarily with certain branch offices that specialized primarily in pediatric home health care services for total consideration of $6.5 million. The sales related to seven offices in five cities and included the adult home care services in the affected offices. The Company received $5.9 million in cash at the close of the sale and $0.6 million as the final payment in September 2009. In addition, the Company sold assets associated with two branch offices in upstate New York providing home health services under New York Medicaid programs, for cash consideration of $0.3 million. The

sales, after deducting related costs, resulted in a net gain before income taxes of $6.0 million. This gain is included in the gain on sale of assets and business, net in the Company's consolidated statement of income for the year ended January 3, 2010.

Net revenues generated from these assets prior to their disposition were $29.3 million in fiscal 2008 and $8.3 million in fiscal 2009.

CareCentrix Disposition

Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity ownership interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million.

The Company's consolidated statement of income for fiscal year 2008 includes the results of CareCentrix operations, including net revenues of $232.7 million through September 25, 2008 and the equity in the net earnings (loss) of CareCentrix for the periods beginning September 25, 2008.

Year Ended December 31, 2010 Compared to Year Ended January 3, 2010

The comparison of results of operations between the 2010 and 2009 fiscal years has been impacted significantly by the following items:

- Incremental net revenues related to businesses acquired in the Hospice segment during 2010 approximated $272 million for fiscal 2010 as compared to fiscal 2009;
- Incremental net revenues related to businesses acquired in the Home Health segment during 2009 and 2010 approximated $16 million for fiscal 2010 as compared to fiscal 2009;
- Due to the sale of certain branch offices in 2009 and 2010, net revenues were lower by approximately $8 million for fiscal year 2010 as compared to the fiscal year 2009. Fiscal year 2009 results reflected a pre-tax gain of $6.0 million compared to a pre-tax gain of $0.1 million in fiscal 2010 related to these asset sales;
- The Company recorded net charges relating to restructuring, acquisition and integration activities and legal settlements of $46.0 million in fiscal 2010 and $2.4 million in fiscal 2009;
- During the fourth quarter of fiscal 2010, the Company adopted a change to a calendar year reporting period, from its current fiscal year reporting period. As such, the fourth quarter for fiscal 2010 ended on Friday, December 31st instead of Sunday, January 2nd under its prior fiscal year end reporting calendar; and
- The fourth quarter and fiscal year 2009 included 14 weeks and 53 weeks of activity, respectively, as a result of the Company's former policy of ending each fiscal year on the Sunday nearest to December 31st.

Due to the change to a calendar year reporting period in fiscal 2010 and the extra week in activity in fiscal 2009 as described above, the Company's reporting year ended December 31, 2010 included 362 days while the reporting year ended January 3, 2010 included 371 days. As a result, the Company's net revenues for the 2010 reporting period reflect a negative impact of approximately $22 million (approximately 1.4 percent for the fiscal year) as compared to the 2009 reporting period. The impact on profitability was marginal due to the incremental vacation pay and temporary help during the holiday season.

Net Revenues

A summary of the Company's net revenues by segment follows:

(Dollars in millions)	Fiscal Year 2010	Fiscal Year 2009	Percentage Variance
Home Health	$1,095.5	$1,078.1	1.6%
Hospice	351.5	74.4	372.9%
Total net revenues	$1,447.0	$1,152.5	25.6%

Net revenues by major payer source are as follows:

(Dollars in millions)	2010 Home Health	2010 Hospice	2010 Total	2009 Home Health	2009 Hospice	2009 Total
Medicare	$ 822.7	$326.2	$1,148.9	$ 782.5	$68.8	$ 851.3
Medicaid and Local Government	70.7	14.2	84.9	91.5	2.7	94.2
Commercial Insurance and Other:						
Paid at episodic rates	86.5	—	86.5	79.3	—	79.3
Other	115.6	11.1	126.7	124.8	2.9	127.7
Total net revenues	$1,095.5	$351.5	$1,447.0	$1,078.1	$74.4	$1,152.5

For fiscal year 2010 as compared to fiscal year 2009, net revenues increased by $295 million, or 25.6 percent, to $1.447 billion from $1.152 billion.

Home Health

The following table reflects the impact on net revenues for fiscal year 2010 relating to businesses acquired or sold in fiscal years 2009 and 2010 (in millions):

	Fiscal Year 2010 Acquired	Sold	Total
Medicare	$13.6	$(0.6)	$13.0
Medicaid and Local Government	0.6	(5.6)	(5.0)
Commercial Insurance and Other:			
Paid at episodic rates	0.9	—	0.9
Other	1.1	(2.1)	(1.0)
Total net revenues	$16.2	$(8.3)	$ 7.9

Home Health segment revenues are derived from all three payer groups: Medicare, Medicaid and Local Government and Commercial Insurance and Other. Fiscal 2010 net revenues were $1.096 billion, an increase of $18 million or 1.6 percent from $1.078 billion in fiscal 2009.

The Company's episodic revenues grew 5.5 percent during fiscal 2010. A summary of the Company's combined Medicare and non-Medicare Prospective Payment System ("PPS") business paid at episodic rates follows:

(Dollars in millions)	Fiscal Year 2010	Fiscal Year 2009	Percentage Variance
Home Health			
Medicare	$822.7	$782.5	5.1%
Paid at episodic rates	86.5	79.3	9.1%
Total	$909.2	$861.8	5.5%

Key Company statistics related to episodic revenues were as follows:

	2010	2009	Percentage Variance
Episodes	280,900	274,200	2.4%
Revenue per episode	$ 3,240	$ 3,160	2.5%

Growth in episodes was driven by an increase in admissions of 3 percent, from 190,200 admissions in fiscal 2009 to 195,200 admissions in fiscal 2010. There were approximately 1.4 episodes for each admission during both fiscal years 2009 and 2010. Factors contributing to the improvements in revenue per episode for the year ended December 31, 2010 included (i) Medicare home health payment changes for 2010 as outlined in "Management's Discussion and Analysis—Liquidity" section, and (ii) the continued shift in mix toward higher acuity patients as the Company's specialty programs continued to expand offset somewhat by the impact of the 2011 rate reductions which negatively affected episodes that began in 2010 and remained open at year-end.

Revenues generated from Medicare were $822.7 million during fiscal 2010, an increase of 5.1 percent as compared to $782.5 million in fiscal 2009. Medicare revenues represented approximately 75 percent of total Home Health revenues in the 2010 fiscal year as compared to 73 percent of total Home Health revenues in the 2009 fiscal year. In fiscal 2009, Medicare and non-Medicare PPS revenues as a percent of total Home Health revenues were 80 percent as compared to 83 percent for fiscal 2010. Revenues from specialty programs as a percent of total Medicare Home Health revenues were 43 percent and 38 percent for fiscal years 2010 and 2009, respectively.

Revenues from Medicaid and Local Government payer sources were $70.7 million for fiscal 2010 as compared to $91.5 million for fiscal 2009. Revenues from Commercial Insurance and Other payer sources, excluding non-Medicare PPS revenues, were $115.6 million and $124.8 million for fiscal years 2010 and 2009, respectively.

The disposition in fiscal 2009 of the majority of the Company's assets associated with certain branch offices that specialized primarily in pediatric home health care services, as well as certain other assets associated with Medicaid programs in upstate New York, as reflected in the table above, contributed to the decreases in Medicaid and Local Government revenues and the decreases in Commercial Insurance and Other revenues. Additional decreases in the Medicaid and Local Government payer sources resulted primarily from the Company's ongoing strategy to reduce or eliminate certain lower gross margin business as the Company continues to pursue more favorable commercial pricing and a higher mix of Medicare and non-Medicare PPS business.

Net revenues from the Company's Rehab Without Walls unit were $23.2 million in fiscal 2010 and $25.1 million in fiscal 2009. Revenues from consulting services approximated $4 million in both fiscal 2010 and 2009.

Hospice

Hospice revenues are derived from all three payer groups. Fiscal 2010 net revenues were $351.5 million as compared to $74.4 million in fiscal 2009. The increase in revenues for the fiscal 2010 period was impacted by the Company's acquisition of Odyssey and other smaller acquisitions for which net revenues from the respective acquisition closing dates is reflected in the following table.

	Fiscal 2010
Medicare	$252.2
Medicaid and Local Government	10.8
Commercial Insurance and Other	8.7
Total net revenues	$271.7

Key Company statistics relating to Hospice were as follows:

	2010	2009	Variance
Patient days (in thousands)	2,357	553	326.2%
Revenue per patient day	$ 150	$134	11.9%

For fiscal 2010, Average Daily Census (ADC) approximated 8,100 patients, reflecting Odyssey's ADC of approximately 12,800 patients from the acquisition date, August 17, 2010, to December 31, 2010 and an ADC of approximately 1,700 patients for Gentiva's existing Hospice business for fiscal 2010. The average length of stay of patients at discharge was 88 days in fiscal 2010 and 83 days in fiscal 2009. In fiscal 2010 and 2009, approximately 98 percent of hospice revenues were generated from routine home care while approximately 2 percent of hospice revenues were generated from a combination of general inpatient care, continuous home care and respite care.

Medicare revenues were $326.2 million for fiscal 2010 as compared to $68.8 million for fiscal 2009. Medicaid and Local Government revenues amounted to $14.2 million for fiscal 2010 as compared to $2.7 million for fiscal 2009. Revenues derived from Commercial Insurance and Other payers for fiscal 2010 were $11.1 million as compared to $2.9 million for fiscal 2009.

Net revenues for the legacy Gentiva hospice business was $79.8 million in fiscal 2010. Excluding the impact of the acquisitions and adjusting for the differences in the number of days in each fiscal year, revenue per day for the legacy Gentiva hospice business increased 9.9 percent in fiscal 2010 as compared to fiscal 2009.

Gross Profit

(Dollars in millions)	Fiscal Year 2010	2009	Variance
Gross Profit:			
Home Health	$587.9	$566.8	$ 21.1
Hospice	160.2	32.1	128.1
Total	$748.1	$598.9	$149.2
As a percent of revenue:			
Home Health	53.7%	52.6%	1.1%
Hospice	45.6%	43.3%	2.3%
Total	51.7%	52.0%	(0.3%)

Gross profit in fiscal 2010 increased $149.2 million, or 24.9 percent as compared to fiscal 2009.

As a percentage of revenues, gross profit of 51.7 percent in fiscal 2010 represented a 0.3 percentage point decrease as compared to fiscal 2009. For fiscal 2010 gross profit was negatively impacted by the addition of

Odyssey to the Hospice segment which traditionally has lower margins than the higher margin Home Health segment. This decrease in gross profit percentage was offset by improvements in the following (i) changes in revenue mix in the Home Health segment, (ii) an ongoing initiative to change the pay structure of Home Health clinicians from a salaried basis to a pay-per-visit basis which allows the Company to better match revenues with expenses, (iii) improved processes and management over various components of cost of services sold, such as mileage expenses and productive materials and (iv) favorable trends under the Company's insurance programs.

The changes in revenue mix in the Home Health segment resulted from (i) organic revenue growth in Medicare, particularly in the Company's specialty programs, and the non-Medicare PPS business, and (ii) the elimination or reduction of certain low margin Medicaid and local government business and commercial business, including pediatric and adult hourly services and other business in home health branch offices that were sold in 2009. These changes contributed to an overall increase in gross margin within the Home Health segment as outlined above.

Hospice gross profit as a percentage of revenues increased, as noted in the table above, for the year ended December 31, 2010. The increase in gross profit percentage was primarily related to the ability to leverage the fixed portion of the direct costs through volume growth and improved management of direct costs on a per patient day basis.

Gross profit was impacted by depreciation expense of $0.8 million in both fiscal 2010 and in fiscal 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $125.6 million to $616.5 million for fiscal 2010, as compared to $490.9 million for fiscal 2009. The increase in fiscal 2010 as compared to fiscal 2009 included an increase of $4.4 million in connection with restructuring activities, an increase in acquisition and integration activities, primarily relating to the Odyssey acquisition of $25.5 million and an increase of $13.7 million relating to legal settlement costs and fees. Incremental costs during the year ended December 31, 2010 also included increases of $71.0 million related to branch administrative, selling, bad debt and corporate expenses associated with Odyssey's operations as well as $2.0 million of depreciation and $3.0 million of amortization expense from the date of acquisition.

Excluding the charges for restructuring activities, acquisition and integration activities, legal settlements and the impact of the Odyssey acquisition as noted above, the remaining increase of $6.0 million for the year ended December 31, 2010 as compared to the year ended January 3, 2010 was primarily attributable to (i) corporate expenses ($6.9 million), (ii) incremental costs in the fiscal 2010 period associated with acquired operations in Home Health ($6.1 million, including $5.2 million of operating costs and $0.9 million of selling expense), (iii) Home Health segment selling costs, to support higher revenue volume in the fiscal 2010 period as compared to the fiscal 2009 period ($2.1 million), (iv) equity-based compensation expense ($1.1 million), (v) Hospice field operating and selling expenses to support higher revenue volume and acquired operations ($1.2 million), and (vi) depreciation and amortization ($0.7 million). These increases in costs were partially offset by decreases in (i) Home Health field costs ($9.3 million) related to reduced salary costs associated with lower headcount levels in field support positions, favorable trends under insurance programs, improved cost management of unproductive time and lower incentive compensation levels as compared to the 2009 period, (ii) costs associated with home health care branches sold in 2009 ($2.2 million) and (iii) provision for bad debt ($0.6 million).

Depreciation and amortization expense included in selling, general and administrative expenses were $21.7 million for fiscal 2010 as compared to $16.1 million for fiscal 2009.

Gain on Sale of Assets, Net

For the year ended December 31, 2010, the Company recorded a pre-tax gain of approximately $0.1 million, in connection with the sale of assets associated with a home health branch operation in Iowa.

The Company recorded a pre-tax gain of approximately $6.0 million during fiscal year 2009 in connection with the sale of assets and certain branch offices that specialized primarily in pediatric home health care services and home health services provided under New York Medicaid programs. There was no income tax expense relating to the gain on the sale of assets due to the utilization of a portion of a capital loss carryforward that was created in 2008.

Interest Income and Interest Expense and Other

For fiscal 2010 and fiscal 2009, net interest expense was approximately $39.0 million and $6.2 million, respectively, consisting primarily of interest expense of $41.7 million and $9.2 million, respectively, associated with the term loan borrowings, fees associated with the Company's credit agreement and outstanding letters of credit and amortization of debt issuance costs, partially offset by interest income of $2.7 million and $3.0 million, respectively, earned on investments and existing cash balances. Interest expense and other for the year ended January 3, 2010 also included $1.0 million of realized losses on the Company's auction rate securities. The increase in interest expense and other between fiscal 2010 and fiscal 2009 periods related primarily to increased borrowings and higher interest rates under the Company's new credit facility and Senior Notes in connection with the Odyssey acquisition.

Income from Continuing Operations before Income Taxes and Equity in Earnings of CareCentrix

Components of income from continuing operations before income taxes and equity in earnings of CareCentrix were as follows:

(Dollars in millions)	Fiscal Year		
	2010	2009	Variance
Operating Contribution:			
Home Health	$ 209.6	$195.0	$ 14.6
Hospice	72.3	11.1	61.2
Total Operating Contribution	281.9	206.1	75.8
Corporate expenses	(127.7)	(81.2)	(46.5)
Depreciation and amortization	(22.6)	(16.9)	(5.7)
Gain on sale of assets, net	0.1	6.0	(5.9)
Interest expense, net	(39.0)	(6.1)	(32.9)
Income from continuing operations before income taxes and equity in earnings of CareCentrix	$ 92.7	$107.9	$(15.2)
As a percent of revenue	6.4%	9.4%	(3.0%)
Home Health operating contribution margin %	19.1%	18.1%	1.0%
Hospice operating margin %	20.6%	15.0%	5.6%

Income Tax Expense

The Company recorded a federal and state income tax provision of $35.7 million for fiscal 2010, representing a current tax provision of $36.8 million and a deferred tax benefit of $1.1 million.

The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 38.5 percent for fiscal 2010 is primarily due to state taxes, net of Federal benefit (approximately 4.9 percent), offset somewhat by a reduction in tax reserves, valuation allowances and other items (approximately 1.4 percent).

The Company recorded a federal and state income tax provision of $39.2 million for fiscal 2009, representing a current tax provision of $36.1 million and a deferred tax provision of $3.1 million. The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 36.3 percent

for fiscal 2009 is primarily due to state taxes and other items (approximately 4.7 percent), offset by the reduction of the capital loss valuation allowance (approximately 2.6 percent) and the state valuation allowance (approximately 0.8 percent).

Discontinued Operations, Net of Tax

For the year ended December 31, 2010, discontinued operations, net of tax reflected a loss of $5.6 million, or $0.18 per diluted share as compared to an operating loss of $10.6 million or $0.36 per diluted share for fiscal year 2009. For fiscal year 2010, discontinued operations included a pre-tax loss on the sale of the HME and IV businesses of $2.1 million or $0.07 per diluted share. For fiscal year 2009, discontinued operations included a goodwill impairment charge of $9.6 million or $0.32 per diluted share.

Net Income Attributable to Gentiva Shareholders

The Company recorded net income attributable to Gentiva shareholders of $52.2 million, or $1.71 per diluted share, in fiscal 2010 compared to net income attributable to Gentiva shareholders of $59.2 million, or $1.98 per diluted share, in fiscal 2009.

Net income attributable to Gentiva shareholders for fiscal 2010 included (A) income from continuing operations attributable to Gentiva shareholders of $57.8 million, or $1.89, per diluted share, which included net pre-tax charges of $46.0 million or $0.93 per diluted share relating to the impact of legal settlements and charges associated with restructuring, acquisition and integration activities and (B) loss from discontinued operations of $5.6 million or $0.18 per diluted share. See Note 9 to the Company's consolidated financial statements.

Net income attributable to Gentiva shareholders for fiscal 2009 included (A) income from continuing operations attributable to Gentiva shareholders of $69.8 million, or $2.34 per diluted share, and (B) a loss from discontinued operations, net of tax, of $10.6 million, or $0.36 per diluted share. Income from continuing operations attributable to Gentiva shareholders included (i) a pre-tax gain of $6.0 million, or $0.20 per diluted share, related to the sale of assets and certain branch offices that specialized primarily in pediatric home health care services and (ii) a pre-tax charge of $2.4 million, or $0.05 per diluted share, relating to costs associated with restructuring, and acquisition and integration activities.

Year Ended January 3, 2010 Compared to Year Ended December 28, 2008

The comparison of results of operations between the 2009 and 2008 fiscal years has been impacted significantly by the following items:

- Fiscal year 2008 results reflect CareCentrix activity, including net revenues of $232.7 million, operating contribution of approximately $12.4 million, which includes approximately $5.7 million of corporate expenses associated with support services for the CareCentrix business, and a gain on the September 2008 sale of a majority ownership interest in this business of approximately $107.9 million. Fiscal year 2009 results, as well as results for the period September 25, 2008 to December 28, 2008, reflect Gentiva's equity in the net earnings (loss) of CareCentrix as well as interest income on the CareCentrix note receivable;
- Due to the 2009 first quarter sale of certain branch offices that specialized primarily in pediatric home health care services, net revenues were lower $20 million for fiscal year 2009 year as compared to the fiscal year 2008. Fiscal year 2009 results reflect a pre-tax gain of $6.0 million or $0.20 per diluted share relating to the sale of the pediatric branches and other assets;
- Incremental net revenues related to businesses acquired in 2008 and 2009 approximated $21 million for fiscal 2009 as compared to fiscal 2008;
- Special charges relating to restructuring and merger and acquisition activities were $2.4 million in fiscal 2009 and $2.7 million in fiscal 2008; and

- The Company's fiscal year 2009 has 53 weeks compared to 52 weeks in the fiscal year 2008 as a result of the Company's policy of ending each fiscal year on the Sunday nearest to December 31st. As such, the fiscal year 2009 includes approximately $20 million of incremental net revenues which has a positive impact on the comparison to the prior period of approximately 1.5 percent for the year. The incremental profitability resulting from the extra week was marginal due to the impact of vacation pay and temporary help during the holiday season.

Net Revenues

A summary of the Company's net revenues by segment follows:

(Dollars in millions)	Fiscal Year 2009	Fiscal Year 2008	Percentage Variance
Home Health	$1,078.1	$ 946.6	13.9%
Hospice	74.4	61.9	20.2%
CareCentrix	—	232.7	—
Intersegment revenues	—	(1.7)	—
Total net revenues	$1,152.5	$1,239.5	(7.0%)

Net revenues by major payer source are as follows:

(Dollars in millions)	Fiscal Year 2009	Fiscal Year 2008	Percentage Variance
Medicare:			
Home Health	$ 782.5	$ 648.0	20.8%
Hospice	68.8	56.2	22.5%
Total Medicare	851.3	704.2	20.9%
Medicaid and Local Government	94.2	122.5	(23.1%)
Commercial Insurance and Other:			
Paid at episodic rates	79.3	53.2	49.1%
Other	127.7	359.6	(64.5%)
Total Commercial Insurance and Other	207.0	412.8	(49.9%)
Total net revenues	$1,152.5	$1,239.5	(7.0%)

For fiscal year 2009 as compared to fiscal year 2008, net revenues decreased by $87 million, or 7.0 percent, to $1.15 billion from $1.24 billion. Excluding prior year's revenues from the Company's CareCentrix business unit and the related adjustment to intersegment revenues, net revenues increased approximately $144 million or 14.3 percent in fiscal 2009.

Home Health

Home Health segment revenues are derived from all three payer groups: Medicare, Medicaid and Local Government and Commercial Insurance and Other. Fiscal 2009 net revenues were $1.08 billion, an increase of $131.5 million or 13.9 percent from $946.6 million in fiscal 2008.

The Company's episodic revenues grew 22.9 percent during fiscal 2009. A summary of the Company's combined Medicare and non-Medicare PPS business paid at episodic rates follows:

(Dollars in millions)	Fiscal Year		
	2009	2008	Percentage Variance
Home Health			
Medicare	$782.5	$648.0	20.8%
Paid at episodic rates	79.3	53.2	49.1%
Total	$861.8	$701.2	22.9%

Key Company statistics related to episodic revenues were as follows:

	2009	2008	Percentage Variance
Episodes	274,200	246,000	11.5%
Revenue per episode	$ 3,160	$ 2,850	10.9%

Factors contributing to the improvements in revenue per episode for fiscal 2009 include growth in the Company's therapy-based specialty programs that have a higher level of reimbursement, and a shift in mix toward higher acuity cases. Episodic revenue growth, excluding the impact of acquisitions, was approximately 21 percent for fiscal 2009 as compared to fiscal 2008 and was driven by increases in the Company's specialty programs. Medicare revenues for fiscal 2009 were minimally impacted by an update to the market basket index of 2.9 percent, substantially offset by a 2.75 percent reduction in rates to offset coding changes since the original implementation of PPS. The number of episodes per admission approximated 1.4 in both fiscal 2009 and 2008.

Revenues generated from Medicare were $782.5 million during fiscal 2009, an increase of 20.8 percent as compared to $648.0 million in fiscal 2008. Medicare revenues represented approximately 73 percent of total Home Health revenues in the 2009 fiscal year as compared to 68 percent of total Home Health revenues in the 2008 fiscal year. In fiscal 2009, Medicare and non-Medicare PPS revenues as a percent of total Home Health revenues were 80 percent as compared to 74 percent for fiscal 2008. Revenues from specialty programs as a percent of total Medicare Home Health revenues were 38 percent and 31 percent for fiscal years 2009 and 2008, respectively.

Revenues from Medicaid and Local Government payer sources were $91.5 million for fiscal 2009 as compared to $119.8 million for fiscal 2008. Revenues from Commercial Insurance and Other payer sources, excluding non-Medicare PPS revenues, were $124.8 million and $125.6 million for fiscal years 2009 and 2008, respectively.

The disposition in the first quarter of fiscal 2009 of the majority of the Company's assets associated primarily with certain branch offices that specialized primarily in pediatric home health care services, as well as certain other contracts, contributed to the decreases in Medicaid and Local Government revenues of $14.8 million and in Commercial Insurance and Other revenues by $5.1 million. Additional decreases in the Medicaid and Local Government payer source resulted primarily from the Company's ongoing strategy to reduce or eliminate certain lower gross margin business as the Company continues to pursue a higher mix of Medicare and non-Medicare PPS business. Excluding the impact of the pediatric disposition, net revenues from the Company's Commercial Insurance and Other payer sources increased in fiscal 2009 primarily due to improved commercial pricing as well as volume growth in certain markets.

Net revenues from the Company's Rehab Without Walls unit were $25.1 million in fiscal 2009 and $23.4 million in fiscal 2008. Revenues from consulting services approximated $4 million in both fiscal 2009 and 2008.

Hospice

Hospice net revenues are derived from the three major payer groups discussed above. Net revenues for fiscal 2009 increased $12.4 million to $74.4 million as compared to fiscal 2008 net revenues of $61.9 million, primarily due to an increase in patient days for the Company's hospice services. Also, contributing to the increase was approximately $4.4 million related to revenues from acquisitions completed during 2008.

Medicare revenues were $68.8 million for fiscal 2009 as compared to $56.2 million for fiscal 2008. Medicaid and Local Government revenues amounted to $2.7 million for both fiscal 2009 and fiscal 2008. Revenues derived from Commercial Insurance and Other payers for fiscal 2009 were $2.9 million as compared to $3.0 million for fiscal 2008.

CareCentrix

CareCentrix segment revenues were derived from the Commercial Insurance and Other payer group only. Fiscal 2008 net revenues were $232.7 million.

Gross Profit

	Fiscal Year		
(Dollars in millions)	**2009**	**2008**	**Variance**
Gross profit	$598.9	$557.5	$41.4
As a percent of revenue	52.0%	45.0%	7.0%

Gross profit in fiscal 2009 increased $41.4 million, or 7.4 percent, primarily from increased revenues and improvements in gross margin percentage, as compared to fiscal 2008. Excluding prior year's gross profit from the Company's CareCentrix unit, gross profit increased approximately $84 million or 16.3 percent in fiscal 2009.

As a percentage of net revenues, gross profit was 52.0 percent in fiscal 2009 as compared to 45.0 percent for fiscal 2008, an increase of 7 percentage points.

Approximately 6.1 percentage points of this increase is attributable to the fact that fiscal 2009 no longer included the impact of the lower margin CareCentrix business. From a total Company perspective, the remaining increases in gross profit percentage were attributable primarily to (i) significant changes in revenue mix, (ii) an ongoing initiative to change the pay structure of Home Health clinicians from a salaried basis to a pay-per-visit basis which allows the Company to better match revenues with expenses, and (iii) improved processes and management over various components of cost of services sold, such as mileage expenses, productive materials and workers compensation and professional and general liability costs. These increases in gross margin percentage were partially offset by the impact of incremental costs resulting from (i) an increase in visits per episode of nearly 9 percent, (ii) a change in the mix of clinician visits with a greater emphasis on higher cost disciplines and (iii) a significant increase in employee health and welfare costs.

The changes in revenue mix in the Home Health segment resulted from (i) organic revenue growth in Medicare, particularly in the Company's specialty programs, and the non-Medicare PPS business, and (ii) the elimination or reduction of certain low margin Medicaid and local government business and commercial business, including pediatric and adult hourly services and other business in home health branch offices that were sold in the first quarter of 2009. As a result of these factors, gross profit as a percentage of net revenues in the Home Health segment increased from 51.9 percent in fiscal 2008 to 52.6 percent in fiscal 2009.

Hospice gross profit as a percentage of net revenues increased from 39.0 percent in fiscal 2008 to 43.3 percent in fiscal 2009, primarily as a result of improved management of productive labor costs and direct materials, including drug expenses. CareCentrix gross profit as a percentage of revenues was 18.3 percent in fiscal 2008.

Gross profit was impacted by depreciation expense of $0.8 million in both fiscal 2009 and fiscal 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased $22.3 million to $490.9 million for the fiscal year ended January 3, 2010, as compared to $468.6 million for the year ended December 28, 2008. Excluding prior year's selling, general and administrative expenses relating to CareCentrix ($24.9 million) and estimated corporate expenses to support CareCentrix ($5.7 million), selling, general, and administrative expenses increased approximately $52.9 million or 12.1 percent.

The increase of $22.3 million for fiscal 2009 as compared to fiscal 2008 was primarily attributable to (i) Home Health segment and Hospice operating costs, exclusive of acquisitions, to support higher revenue volume in the 2009 period as compared to the 2008 period ($37.6 million and $0.2 million, respectively), (ii) incremental costs in fiscal 2009 associated with acquired operations ($7.6 million, including $1.1 million of selling expenses, $5.3 million of Home Health operating costs and $1.2 million of Hospice operating costs), (iii) incremental selling expenses in Home Health, exclusive of acquisitions, relating to increased headcount ($8.7 million) and (iv) depreciation and amortization ($0.5 million). These increases in costs were partially offset by reductions in (i) selling expenses and field operating costs resulting from the CareCentrix disposition in September 2008 ($24.9 million), (ii) costs associated with pediatric home health care branches that were sold during the first quarter of 2009 ($3.9 million), (iii) equity compensation ($0.6 million), (iv) corporate expenses, excluding restructuring and integration costs ($0.5 million), (v) restructuring and integration costs ($0.3 million) and (vi) the provision for doubtful accounts due to improved collections and a continued transition from legacy Healthfield billing systems ($2.1 million).

Depreciation and amortization expense included in selling, general and administrative expenses were $16.1 million for fiscal 2009 as compared to $15.5 million for fiscal 2008.

Gain on Sale of Assets and Business, Net

The Company recorded a pre-tax gain of approximately $6.0 million during fiscal year 2009 in connection with the sale of assets and certain branch offices that specialized primarily in pediatric home health care services and home health services provided under New York Medicaid programs. There was no income tax expense relating to the gain on the sale of assets due to the utilization of a portion of a capital loss carryforward that was created in 2008.

For fiscal year 2008, the Company recorded a pre-tax gain of approximately $107.9 million, net of transaction-related costs of approximately $6.5 million, in connection with the sale of a majority equity ownership interest in the Company's CareCentrix ancillary care benefit management business. Since the Company's tax basis in CareCentrix exceeded total consideration relating to the transaction, no tax expense was recorded and a capital loss carryforward was created in connection with the CareCentrix disposition.

Interest Income and Interest Expense and Other

For fiscal 2009 and fiscal 2008, net interest expense was approximately $6.2 million and $17.1 million, respectively, consisting primarily of interest expense of $9.2 million and $19.4 million, respectively, associated with the term loan borrowings, fees associated with the Company's credit agreement and outstanding letters of credit and amortization of debt issuance costs, partially offset by interest income of $3.0 million and $2.3 million, respectively, earned on investments and existing cash balances. Interest expense and other for the year ended January 3, 2010 also included $1.0 million of realized losses on the Company's auction rate securities. The decrease in interest expense and other between the 2008 and 2009 periods related primarily to (i) lower Eurodollar rates in the 2009 period, (ii) lower outstanding borrowings under the Company's term loan and revolving credit facility in the 2009 period and (iii) the reduction in the Company's consolidated leverage ratio

which has triggered reductions in the margins on term loan and revolving credit borrowings between the 2008 and 2009 periods, offset somewhat by the realized losses noted above.

Income from Continuing Operations before Income Taxes and Equity in Earnings of CareCentrix

Components of income from continuing operations before income taxes and equity in earnings (loss) of CareCentrix were as follows:

	Fiscal Year		
(Dollars in millions)	**2009**	**2008**	**Variance**
Operating Contribution:			
Home Health	$195.0	$166.8	$ 28.2
Hospice	11.1	3.8	7.3
CareCentrix	—	18.1	(18.1)
Total Operating Contribution	206.1	188.7	17.4
Corporate expenses	(81.2)	(83.4)	2.2
Depreciation and amortization	(16.9)	(16.3)	(0.6)
Gain on sale of assets, net	6.0	107.9	(101.9)
Interest expense, net	(6.1)	(17.1)	11.0
Income from continuing operations before income taxes and equity in earnings (loss) of CareCentrix	$107.9	$179.8	$ (71.9)
As a percent of revenue	9.4%	14.5%	(5.1%)
Home Health operating contribution margin %	18.1%	17.6%	0.5%
Hospice operating margin %	15.0%	6.2%	8.8%

Income Tax Expense

The Company recorded a federal and state income tax provision of $39.2 million for fiscal 2009, representing a current tax provision of $36.1 million and a deferred tax provision of $3.1 million.

The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 36.3 percent for fiscal 2009 is primarily due to state taxes and other items (approximately 4.7 percent), offset by the reduction of the capital loss valuation allowance (approximately 2.6 percent) and the state valuation allowance (approximately 0.8 percent).

The Company recorded a federal and state income tax provision of $28.3 million for fiscal 2008, representing a current tax provision of $14.4 million and a deferred tax provision of $13.9 million. The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 15.7 percent for fiscal 2008 is primarily due to the impact of the CareCentrix Transaction, which resulted in the recognition of a pre-tax gain with no related tax provision, (approximately 21.8 percent) partially offset by state taxes and other items (approximately 2.5 percent).

Net Income

The Company recorded net income of $59.2 million, or $1.98 per diluted share, in fiscal 2009 compared to net income of $153.5 million, or $5.21 per diluted share, in fiscal 2008.

Net income for fiscal 2009 included (A) income from continuing operations of $69.8 million, or $2.34 per diluted share, and (B) a loss from discontinued operations, net of tax, of $10.6 million, or $0.36 per diluted share. Income from continuing operations included (i) a pre-tax gain of $6.0 million, or $0.20 per diluted share, related to the sale of assets and certain branch offices that specialized primarily in pediatric home health care services and (ii) a pre-tax charge of $2.4 million, or $0.05 per diluted share, relating to costs associated with integration

and merger and acquisition activities. The loss from discontinued operations, net of tax, included an operating loss of $1.0 million, or $0.04 per diluted share, and a goodwill impairment charge of $9.6 million, or $0.32 per diluted share.

Net income for fiscal 2008 included (A) income from continuing operations of $151.5 million, or $5.15 per diluted share, and (B) income from discontinued operations, net of tax, of $2.0 million, or $0.06 per diluted share. Income from continuing operations included (i) a pre-tax gain of $107.9 million, or $3.72 per diluted share, related to the disposition of a majority ownership interest in CareCentrix and (ii) a pre-tax charge of $2.7 million, or $0.06 per diluted share, relating to costs associated with integration and merger and acquisition activities.

Liquidity and Capital Resources

Liquidity

The Company's principal source of liquidity is the collection of its accounts receivable. For healthcare services, the Company grants credit without collateral to its patients, most of whom are insured under governmental payer or third party commercial arrangements. Additional liquidity is provided from existing cash balances and the Company's credit arrangements, principally through its revolving credit facility, and could be provided in the future through the issuance of up to $300 million of debt or equity securities under a universal shelf registration statement filed with the SEC in October 2010.

In connection with the Odyssey acquisition, the Company entered into a new credit agreement that provided for $875.0 million in senior secured credit facilities for the Company, comprising term loan facilities aggregating $750.0 million and a revolving credit facility of $125.0 million. The Company also realized $325.0 million in gross proceeds from the issuance and sale by the Company of senior unsecured notes. See Note 10 to the Company's consolidated financial statements.

During fiscal 2010, cash provided by operating activities was $142.6 million. In addition, the Company had proceeds from issuance of debt and borrowings under the credit facility of $1.105 billion and received net proceeds of $9.8 million principally from the sale of its HME and IV businesses and generated cash from the issuance of common stock upon exercise of stock options and under the Company's Employee Stock Purchase Plan ("ESPP") of $8.6 million. In fiscal 2010, the Company used $834.9 million for acquisition of businesses, $399.3 million for the repayment of debt and borrowings under the credit facility, $58.6 million for debt issuance costs, $16.2 million for capital expenditures, and $5.0 million for repurchases of common stock.

Net cash provided by operating activities increased by $37.5 million, from $105.1 million for the year ended January 3, 2010 to $142.6 million for the year ended December 31, 2010. The increase was primarily driven by improvements in accounts receivable ($50.2 million), increases in current liabilities ($5.3 million) and other ($1.1 million), offset by net cash provided by operations prior to changes in assets and liabilities ($8.0 million) and prepaid expenses and other current assets ($11.1 million).

Adjustments to add back non-cash items affecting net income are summarized as follows (in thousands):

	For the Twelve Months Ended		
	December 31, 2010	January 3, 2010	Variance
OPERATING ACTIVITIES:			
Net income	$52,681	$ 59,182	$(6,501)
Adjustments to add back non-cash items affecting net income:			
Depreciation and amortization	22,576	22,796	(220)
Amortization of debt issuance costs	5,016	1,335	3,681
Provision for doubtful accounts	10,285	9,958	327
Equity-based compensation expense	6,279	5,182	1,097
Windfall tax benefits associated with equity-based compensation	(948)	(1,683)	735
Realized loss on auction rate securities	—	1,000	(1,000)
Write-down of goodwill associated with discontinued operations	—	9,611	(9,611)
Loss (gain) on sale of assets and businesses, net	2,031	(5,998)	8,029
Equity in net earnings of CareCentrix	(1,298)	(1,072)	(226)
Deferred income tax (benefit) expense	(1,220)	3,103	(4,323)
Total cash provided by operations prior to changes in assets and liabilities	$95,402	$103,414	$(8,012)

The $8.0 million decrease in "Total cash provided by operations prior to changes in assets and liabilities" between fiscal year 2009 and fiscal year 2010 is primarily related to reductions in net income resulting from pre-tax net charges of $46.0 million relating to restructuring, acquisition and integration activities and legal settlements as well as loss on sales of assets and businesses offset somewhat by improvements in operating results for the Company's Home Health and Hospice segments, after adjusting for components of income that do not have an impact on cash, such as depreciation and amortization, equity-based compensation expense, write-down of goodwill associated with discontinued operations, gain on sale of assets and business, net and deferred income taxes.

Cash flow from operating activities between the 2009 and 2010 fiscal years was positively impacted by a $50.2 million improvement in accounts receivable represented by a $35.6 million source of cash in fiscal 2010 and a $14.6 million use of cash in fiscal 2009, exclusive of accounts receivable for acquisitions as of the respective transaction dates. The source of cash in fiscal 2010 resulted from the improvement in Days Sales Outstanding ("DSO") for the reasons noted below and collections of certain accounts receivable associated with the HME and IV businesses which were retained by the Company at the time of sale. As noted above, cash flow from operating activities between the 2009 and 2010 fiscal years was negatively impacted by $11 million from prepaid expenses and other assets as a result of net increases in these accounts of approximately $16 million in fiscal year 2010 as compared to net reductions of approximately $5 million in fiscal year 2009.

A summary of the changes in current liabilities impacting cash flow from operating activities follows (in thousands):

	For the Twelve Months Ended		
	December 31, 2010	January 3, 2010	Variance
OPERATING ACTIVITIES:			
Changes in current liabilities:			
Accounts payable	$ 6,590	$ 870	$ 5,720
Payroll and related taxes	(4,139)	5,504	(9,643)
Deferred revenue	28	3,160	(3,132)
Medicare liabilities	11,250	845	10,405
Obligations under insurance programs	4,549	2,008	2,541
Accrued nursing home costs	7,549	(257)	7,806
Other accrued expenses	(275)	8,116	(8,391)
Total changes in current liabilities	$25,552	$20,246	$ 5,306

The primary drivers for the $5.3 million difference resulting from changes in current liabilities that impacted cash flow from operating activities included:

- Accounts payable, which had a positive impact on cash of $5.7 million between the 2009 and 2010 reporting periods, primarily related to the disposition of the Company's HME and IV businesses and timing of payments;
- Payroll and related taxes, which had a negative impact of $9.6 million between the 2009 and 2010 reporting periods, primarily due to the acquisition of Odyssey and timing of the Company's payroll processing;
- Deferred revenue, which had a negative impact of $3.1 million on the changes in operating cash flow between the 2009 and 2010 reporting periods;
- Medicare liabilities, which had a positive impact of $10.4 million on the changes in operating cash flow between the 2009 and 2010 reporting periods, primarily related to incremental unpaid charges of $9.5 million in connection with an agreement in principle, subject to final approvals, between the Company and the government to resolve matters which were subject to a 2003 subpoena relating to the Company's cost report for the 1998 to 2000 periods;
- Obligations under insurance programs, which had a positive impact on the change in operating cash flow of $2.5 million between the 2009 and 2010 reporting periods, primarily related to favorable trends under the Company's insurance programs in fiscal 2010 and the timing of payments;
- Accrued nursing home costs, which had a positive impact on the change in operating cash flow of $7.8 million between the 2009 and 2010 reporting periods, due primarily to an increase in accrued nursing home costs associated with the Odyssey acquisition; and
- Other accrued expenses, which had negative impact on the change in operating cash flow of $8.4 million between the 2009 and 2010 reporting periods, due primarily to income tax payments in excess of the related provision, payments associated with the Odyssey transaction and changes in various other accrued expenses offset somewhat by increases in accrued interest costs in excess of payments associated with the Company's credit facilities and senior notes.

Working capital at December 31, 2010 was approximately $125 million, a decrease of $66 million, as compared to approximately $191 million at January 3, 2010, primarily due to:

- a $48 million decrease in cash and cash equivalents;

- a $2 million decrease in current assets held for sale as a result of the completion of the sale of the Company's HME and IV businesses effective February 1, 2010;
- a $146 million increase in current liabilities, consisting of increases in current portion of long-term debt ($20 million), accounts payable ($6 million), payroll and related taxes ($21 million), Medicare liabilities ($24 million), obligations under insurance programs ($20 million), accrued nursing home costs ($23 million) and other accrued expenses ($32 million). The changes in current liabilities are further described above in the discussion on net cash flow from operating activities; partially offset by,
- a $77 million increase in accounts receivable;
- an $18 million increase in deferred tax assets; and
- a $35 million increase in prepaid expenses and other current assets.

Days Sales Outstanding relating to continuing operations as of December 31, 2010 were 48 days, a decrease of 6 days from January 3, 2010. The decrease of six days in DSO was primarily driven by strong cash collections, benefit of cash collected relating to held billings pending tie-in notices for 2009 acquisitions and growth in the Company's hospice business, which carry a lower DSO.

At the commencement of an episode of care under the Medicare and non-Medicare PPS for Home Health, the Company records accounts receivable and deferred revenue based on an expected reimbursement amount. Accounts receivable is adjusted upon the receipt of cash, and deferred revenue is amortized into revenue over the average patient treatment period. For information purposes, if net accounts receivable and deferred revenue were combined for purposes of determining an alternative DSO calculation to measure open net accounts receivable and recognized revenues, the alternative DSO would have been 41 days at December 31, 2010 and 44 days at January 3, 2010.

DSO at December 31, 2010 for Home Health and Hospice were 52 and 43 days, respectively, compared to 55 and 47 days, respectively, at January 3, 2010. Net accounts receivable associated with discontinued operations were approximately $10.2 million at January 3, 2010. The Company had no accounts receivable associated with discontinued operations at December 31, 2010. Accounts receivable aging by major payer sources of reimbursement were as follows (in thousands):

	December 31, 2010				
	Total	**0 - 90 days**	**91 - 180 days**	**181 - 365 days**	**Over 1 year**
Medicare	$186,621	$168,386	$13,025	$4,504	$ 706
Medicaid and Local Government	36,096	27,577	6,376	842	1,301
Commercial Insurance and Other	41,913	33,949	5,404	2,409	151
Self—Pay	2,612	1,070	908	512	122
Gross Accounts Receivable	$267,242	$230,982	$25,713	$8,267	$2,280

	January 3, 2010				
	Total	**0 - 90 days**	**91 - 180 days**	**181 - 365 days**	**Over 1 year**
Medicare	$126,927	$106,774	$13,530	$ 4,937	$1,686
Medicaid and Local Government	16,465	12,867	1,686	1,454	458
Commercial Insurance and Other	44,312	34,127	5,518	3,512	1,155
Self—Pay	3,792	1,523	1,224	836	209
Gross Accounts Receivable	$191,496	$155,291	$21,958	$10,739	$3,508

The Company participates in Medicare, Medicaid and other federal and state healthcare programs. The Company's revenue mix by major payer classifications was as follows:

	Fiscal Year		
	2010	2009	2008
Medicare	79%	74%	57%
Medicaid and Local Government	6	8	10
Commercial Insurance and Other:			
Paid at episodic rates	6	7	4
Other	9	11	29
Total net revenues	100%	100%	100%

Segment revenue mix by major payer classifications was as follows:

	Fiscal Year					
	2010		2009		2008	
	Home Health	Hospice	Home Health	Hospice	Home Health	Hospice
Medicare	75%	93%	73%	93%	68%	91%
Medicaid and Local Government	6	4	8	3	13	4
Commercial Insurance and Other:						
Paid at episodic rates	8	—	7	—	6	—
Other	11	3	12	4	13	5
Total net revenues	100%	100%	100%	100%	100%	100%

In fiscal year 2008, CareCentrix revenues were all derived from the Commercial Insurance and Other payer group.

CMS has implemented various payment updates to the base rates for Medicare home health including (i) annual market basket updates, (ii) beginning in 2008, annual reductions in rates to reduce aggregate case mix increases that CMS believes are unrelated to patients' health status ("case mix creep adjustment"), (iii) adjustments to rates associated with changes to the home health outlier policy and (iv) wage index and other changes. In addition, as a result of the passage of the Affordable Care Act, a 3.0 percent increase in Medicare payments for home health services in defined rural-areas of the country ("the rural add-on provision") was implemented effective April 1, 2010. During fiscal year 2010, approximately 22 percent of the Company's episodic revenue was generated in designated rural areas.

On November 2, 2010, CMS announced final changes to Medicare home health payments for calendar year 2011 which, together with the remaining impact of the rural add-on provision, represents a net decrease in reimbursement of approximately 4.89 percent in 2011 as compared to 2010. In addition, CMS had initially proposed an additional fifth year case mix creep adjustment of 3.79 percent in 2012 and various other changes to promote efficiency in payment and program integrity. CMS indicated on November 2, 2010 that it has postponed action for the 2012 proposal to allow for further analysis. A summary of the components of Gentiva's annual Medicare home health reimbursement adjustments follows:

Calendar Year	Net Market Basket Update	Case Mix Creep Adjustment	Outlier Payment Adjustment	Rural Add-on /Other	Net Reimbursement Change	Base Episodic Rate
2011	1.10%	(3.79%)	(2.50%)	0.30%	(4.89%)	$2,192
2010	2.00%	(2.75%)	2.50%	0.50%	2.25%	$2,313
2009	2.90%	(2.75%)	—	—	0.15%	$2,272
2008	3.00%	(2.75%)	—	—	0.25%	$2,270

Actual episodic rates will vary from the base episodic rates noted in the table above due to (i) the determination of case mix which reflects the clinical condition, functional abilities and service needs of each individual patient, (ii) wage indices applicable to the geographic region where the services are performed and (iii) the impact of the rural add-on provision.

Effective October 1, 2008, CMS implemented a 2.5 percent increase in their fiscal 2009 hospice payments. Effective October 1, 2009, CMS implemented a net 1.4 percent increase in payments to hospices serving Medicare beneficiaries. Effective October 1, 2010, CMS implemented an increase of 1.8 percent for Medicare hospice rates, consisting of a 2.6 percent market basket increase, offset by a 0.8 percent reduction due to the second year of a seven year phase-in of the budget neutrality adjustment factor.

There are certain standards and regulations that the Company must adhere to in order to continue to participate in Medicare, Medicaid and other federal and state healthcare programs. As part of these standards and regulations, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay or adjustment to the amount of reimbursements received under these programs. Violation of the applicable federal and state health care regulations can result in the Company's exclusion from participating in these programs and can subject the Company to substantial civil and/or criminal penalties. The Company believes that it is currently in compliance with these standards and regulations.

In a letter dated July 13, 2010, the SEC requested that the Company preserve all documents between January 1, 2000 and present that relate to the Company's participation in the Medicare home health prospective payment system. On July 16, 2010, the Company received a subpoena from the SEC requesting the production of documents. The Company believes the investigation by the SEC is similar to the other ongoing SEC investigations and the inquiry from the Senate Finance Committee. The Company is complying with the subpoena and cooperating with the investigation.

Credit Arrangements

On August 17, 2010, Gentiva entered into a new senior secured credit agreement which provided for (i) a $200 million Term Loan A facility, (ii) a $550 million Term Loan B facility and (iii) a $125 million revolving credit facility (the "Credit Agreement") and completed the issuance of $325 million aggregate principal amount of 11.5% Senior Notes due 2018 (the "Senior Notes"). On such date, Gentiva used cash on hand and proceeds from borrowings of $1.105 billion, including $30 million of borrowings under the revolving credit facility, to (i) pay the cash purchase price in connection with the acquisition of Odyssey, (ii) repay all amounts outstanding under Odyssey's then existing credit facility which was then terminated, (iii) repay all amounts outstanding under Gentiva's then existing credit agreement, which was then terminated and (iv) pay various fees and expenses resulting from the Odyssey acquisition and related financing. Revolving credit facility borrowings of $30 million and term loan borrowings of approximately $23.4 million were repaid prior to December 31, 2010.

As of December 31, 2010 and January 3, 2010, long-term debt consisted of the following (in thousands):

	December 31, 2010	January 3, 2010
Credit Agreement:		
Term Loan A, maturing August 17, 2015	$ 180,000	$ —
Term Loan B, maturing August 17, 2016	546,563	—
Revolving credit borrowings	—	—
11.5% Senior Notes due 2018	325,000	—
Term loan borrowings under 2006 Credit Agreement	—	237,000
Total debt	1,051,563	237,000
Less: current portion of long-term debt	(25,000)	(5,000)
Total long-term debt	$1,026,563	$232,000

The interest rate per annum on borrowings under the Credit Agreement is based on, at the option of the Company, (i) the Eurodollar Rate or (ii) the Base Rate, plus an Applicable Rate. The Base Rate represents the highest of (x) the Bank of America prime rate, (y) the federal funds rate plus 0.50 percent and (z) the Eurodollar Rate plus 1.00 percent. In connection with determining the interest rates on the Term Loan A and Term Loan B facilities, in no event shall the Eurodollar Rate be less than 1.75 percent and the Base Rate be less than 2.75 percent. The Applicable Rate for Term Loan B borrowings through maturity and Term Loan A and revolving credit borrowings through December 31, 2010 is 5.00 percent for Eurodollar Rate loans and letter of credit fees and 4.00 percent for Base Rate loans. Beginning in 2011, the Applicable Rate component of the interest rate for Term Loan A and revolving credit borrowings is based on the Company's consolidated leverage ratio as follows:

Consolidated Leverage Ratio	Eurodollar Rate Loans and Letter of Credit Fees	Base Rate Loans
> 3.0:1	5.00%	4.00%
> 2.0:1 and < 3.0:1	4.50%	3.50%
< 2.0:1	4.00%	3.00%

As of December 31, 2010, the Company's consolidated leverage ratio was 3.6x.

The Company may select interest periods of one, two, three or six months for Eurodollar rate loans. Interest is payable at the end of the selected interest period. From August 17, 2010 through December 31, 2010, the interest rate on borrowings under the Credit Agreement was 6.75 percent per annum. The Company must also pay a fee of 0.50 percent per annum on unused commitments under the revolving credit facility.

On November 15, 2010, the Company entered into derivative instruments consisting of (i) a one year interest rate cap with a notional value of $220.0 million and (ii) a two year forward starting interest rate swaps with notional value of $300.0 million. Under the interest rate cap, the Company pays a fixed rate of 1.75 percent per annum plus an applicable rate (an aggregate of 6.75 percent per annum for the period beginning November 15, 2010 through December 30, 2011) on the $220 million rather than a variable rate plus an applicable rate. Under the two year forward starting interest rate swaps, beginning December 31, 2011, the Company will pay a fixed rate of 2.225 percent per annum plus an applicable rate (an aggregate of 7.225 percent per annum thereafter) on $300 million of the Company's variable rate debt.

As of December 31, 2010, the aggregate principal payments of long-term debt were $25 million in 2011, $38.8 million in each of the years 2012 through 2014, $107.5 million in 2015 and $802.8 million thereafter. The weighted average interest rate on outstanding borrowings was 8.2 percent per annum at December 31, 2010 and 2.0 percent per annum at January 3, 2010.

Outstanding letters of credit were $54.6 million at December 31, 2010 and $35.0 million at January 3, 2010. The letters of credit were issued to guarantee payments under the Company's workers' compensation program and for certain other commitments. As of December 31, 2010, the Company's unused and available borrowing capacity under the Credit Agreement was $70.4 million.

Senior Notes

The Senior Notes are unsecured, senior subordinated obligations of the Company. The Senior Notes are guaranteed by all of Gentiva's subsidiaries that are guarantors under the Credit Agreement. Interest on the Senior Notes accrues at a rate of 11.5 percent per annum and is payable semi-annually in arrears on March 1 and September 1, commencing on March 1, 2011. Gentiva will make each interest payment to the holders of record on the immediately preceding February 15 and August 15.

The Senior Notes will mature on September 1, 2018. Gentiva may redeem the Senior Notes, in whole or in part, at any time prior to the first interest payment of 2014, at a price equal to 100 percent of the principal amount of the Senior Notes redeemed plus an applicable make-whole premium based on the present value of the

remaining payments discounted at the treasury rate plus 50 basis points plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to September 1, 2013, Gentiva may redeem up to 35 percent of the aggregate principal amount of the Senior Notes with the net cash proceeds of a qualified equity offering at a redemption price equal to 111.5 percent of the aggregate principal amount, provided that (i) at least 65 percent of the aggregate principal amount of Senior Notes originally issued remain outstanding after the occurrence of such redemption and (ii) such redemption occurs within 180 days after the closing of a qualified equity offering.

On or after September 1, 2014, Gentiva may redeem all or part of the Senior Notes at redemption prices set forth below plus accrued and unpaid interest and Additional Interest, if any, as defined in the indenture relating to the Senior Notes during the twelve month period beginning on September 1 of the years indicated below:

Year	Percentage
2014	105.750%
2015	102.875%
2016 and thereafter	100.000%

See Note 10 to the Company's consolidated financial statements for a full description of the Company's senior secured Credit Agreement and Senior Notes.

Insurance Programs

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover these risks with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The Company estimates the cost of both reported claims and claims incurred but not reported, up to specified deductible limits and retention amounts, based on its own specific historical claims experience and current enrollment statistics, industry statistics and other information. These estimates and the resulting reserves are reviewed and updated periodically.

The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500 thousand per incident which occurred prior to March 15, 2002 and $1 million per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25 million in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit.

Capital Expenditures

The Company's capital expenditures for fiscal year 2010 were $16.2 million, as compared to $24.9 million for fiscal year 2009, including capital expenditures associated with the Company's HME and IV businesses of approximately $5.8 million for fiscal year 2009. The Company intends to make investments and other expenditures to upgrade its computer technology and system infrastructure and comply with regulatory changes in the industry, among other things. In this regard, management expects that capital expenditures will range between $15 million and $17 million for fiscal 2011. Management expects that the Company's capital expenditure needs will be met through operating cash flow and available cash reserves.

Cash Resources and Obligations

The Company had cash and cash equivalents of approximately $104.8 million as of December 31, 2010, including operating funds of approximately $6.6 million exclusively relating to a non-profit hospice operation managed in Florida.

The Company anticipates that repayments to Medicare for (i) payments received in excess of hospice cap limits, (ii) partial episode payments, and (iii) prior year cost report settlements will be made periodically. These amounts are included in Medicare liabilities in the accompanying consolidated balance sheets.

During fiscal year 2010, the Company repurchased 175,000 shares of its outstanding common stock at an average cost of $28.49 per share and a total cost of approximately $5.0 million. The Company's Credit Agreement and the indenture governing the Senior Notes provide, with certain exceptions, for a limit of $5.0 million per fiscal year for repurchases of the Company's common stock. See Notes 10 and 11 to the Company's consolidated financial statements.

Contractual Obligations and Commercial Commitments

As of December 31, 2010, the Company had outstanding borrowings of $1.052 billion under the term loans of the senior credit facilities and the senior unsecured notes. Debt repayments, future minimum rental commitments for all non-cancelable leases and purchase obligations at December 31, 2010 are as follows (in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
Long-term debt obligations:					
Term loan repayments	$ 726,563	$ 25,000	$ 77,500	$146,250	$477,813
Bonds repayment	325,000	—	—	—	325,000
Interest payments(1)	544,940	100,105	164,884	153,155	126,796
Capital lease obligations	465	267	193	5	—
Operating lease obligations	133,505	43,934	61,472	24,754	3,345
Purchase obligations	2,588	2,588	—	—	—
Total	$1,733,061	$171,894	$304,049	$324,164	$932,954

(1) Long-term debt obligations include variable interest payments based on London Interbank Offered Rate ("LIBOR") plus an applicable interest rate margin. At December 31, 2010, the weighted-average interest rate on the Company's term loan borrowings and senior unsecured notes approximated 8.2 percent per annum.

(2) The table excludes $3.7 million of unrecognized tax benefits due to the uncertainty regarding the timing of future cash payments, if any, related to the liabilities recorded in accordance with the guidance for uncertain tax positions.

During fiscal 2010, in addition to mandatory payments on the term loans the Company repaid $30 million of borrowings under its revolving credit facility and made debt prepayments on the Company's Term Loan A of $20.0 million, which extinguished required principal repayments through the second quarter of fiscal 2011, as well as, $1.3 million of the required principal payments for the third quarter of fiscal 2011.

The Company had total letters of credit outstanding of approximately $54.6 million at December 31, 2010 and $35.0 million at January 3, 2010. The letters of credit, which expire one year from date of issuance, were issued to guarantee payments under the workers' compensation program and for certain other commitments. The Company has the option to renew these letters of credit or set aside cash funds in a segregated account to satisfy the Company's obligations. The Company also had outstanding surety bonds of $4.5 million and $3.2 million at December 31, 2010 and January 3, 2010, respectively.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Management expects that the Company's working capital needs for 2011 will be met through operating cash flow and existing cash resources. The Company may also consider other alternative uses of cash including, among other things, acquisitions, voluntary prepayments on the term loans, additional share repurchases and cash dividends. These uses of cash may require the approval of the Company's Board of Directors and may require the

approval of its lenders. If cash flows from operations, cash resources or availability under the credit agreement fall below expectations, the Company may be forced to delay planned capital expenditures, reduce operating expenses, seek additional financing or consider alternatives designed to enhance liquidity.

Additional items that could impact the Company's liquidity are discussed under "Risk Factors" in Item 1A of this report.

Litigation and Government Matters

The Company is a party to certain legal actions and government investigations. See Item 3, "Legal Proceedings" and Note 12 to the Company's consolidated financial statements.

Settlement Issues

PRRB Appeal

In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed the methodology it used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the Provider Reimbursement Review Board ("PRRB") concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary. In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

The fiscal intermediary completed the reopening of all 1997, 1998 and 1999 cost reports and determined that the adjustment to allowable costs aggregated $15.9 million which the Company has received and recorded as adjustments to net revenues in the fiscal years 2004 through 2006. The Company expects to finalize all items relating to the 2000 cost reports during 2011.

Senate Finance Committee Request

In a letter dated May 12, 2010, the United States Senate Finance Committee requested information from the Company regarding its Medicare utilization rates for therapy visits. The letter was sent to all publicly traded home healthcare companies mentioned in a Wall Street Journal article that explored the relationship between the Centers for Medicare & Medicaid Services home health policies and the utilization rates of some health agencies. The Company has responded to the request. Given the preliminary stage of the Senate Finance Committee inquiry, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Subpoenas

In April 2003, the Company received a subpoena from the OIG. The subpoena sought information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the

government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. In February 2004, the Company received a subpoena from the DOJ seeking additional information related to the matters covered by the OIG subpoena. In early May 2010, the Company reached an agreement in principle, subject to final approvals, with the government to resolve this matter. Under the agreement, the Company will pay the government $12.5 million, of which $9.5 million was recorded as a charge in fiscal 2010 with the remaining $3 million covered by a previously-recorded reserve.

On July 13, 2010, the SEC informed the Company that the SEC had commenced an investigation relating to the Company's participation in the Medicare Home Health Prospective Payment System, and, on July 16, 2010, the Company received a subpoena from the SEC requesting certain documents in connection with its investigation. Similar to the Senate Finance Committee request, the SEC subpoena, among other things, focused on issues related to the number of and reimbursement received for therapy visits before and after changes in the Medicare reimbursement system, relationships with physicians, compliance efforts including compliance with fraud and abuse laws, and certain documents sent to the Senate Finance Committee. The Company is in the process of responding to the SEC's request. Given the preliminary stage of the SEC investigation, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Investigations Involving Odyssey

On February 14, 2008, Odyssey received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying Odyssey that the Texas Attorney General was conducting an investigation concerning Medicaid hospice services provided by Odyssey, including its practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by its programs in the State of Texas. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources. Odyssey believes that it is in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, Odyssey received a letter from the DOJ notifying Odyssey that the DOJ was conducting an investigation of VistaCare and requesting that Odyssey provide certain information and documents related to the DOJ's investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE, from January 1, 2003 through March 6, 2008, the date Odyssey completed the acquisition of VistaCare. Odyssey has been informed by the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office that they are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a qui tam lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on Odyssey on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the qui tam action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. These actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this qui tam action. Odyssey continues to cooperate with the DOJ and the Texas Attorney General in their investigations. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigations, the DOJ's or Texas Attorney General's views of the issues being investigated, other than the DOJ's and Texas Attorney General's notice declining to intervene in the qui tam action at this time, any actions that the DOJ or Texas Attorney General may take or the impact, if any, that the investigations may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On January 5, 2009, Odyssey received a letter from the Georgia State Health Care Fraud Control Unit notifying Odyssey that the Georgia State Health Care Fraud Control Unit was conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain

documents. Odyssey is cooperating with the Georgia State Health Care Fraud Control Unit and has complied with the document request. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 2, 2009, Odyssey received a subpoena from the OIG requesting certain documents related to Odyssey's provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, Odyssey received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by Odyssey during the same time period. Odyssey is cooperating with the OIG and has completed its subpoena production. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 23, 2010, Odyssey received a subpoena from the OIG requesting various documents and certain patient records of one of Odyssey's hospice programs relating to services performed from January 1, 2006 through December 31, 2009. Odyssey is cooperating with the OIG and has completed its subpoena production. Because of the preliminary stage of this investigation and the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-29, or ASU No. 2010-29, Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU No. 2010-29 requires that if comparative financial statements are presented for a business combination that the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date had been as of the beginning of the comparable prior annual reporting period. ASU No. 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of ASU No. 2010-29 to have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, or ASU No. 10-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. ASU No. 10-06 requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers. Also, it requires additional disclosure regarding purchases, sales, issuances and settlements of Level 3 measurements. ASU No. 10-06 is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU No. 10-06 did not have a material impact and the additional requirements effective for fiscal years beginning after December 15, 2010 are not expected to have a material impact on the Company's consolidated financial statements.

Impact of Inflation

The Company does not believe that the general level of inflation has had a material impact on its results of operations during the past three fiscal years.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most critical estimates relate to revenue recognition, which incorporates the impact of various revenue adjustments including payment caps under the Medicare program for hospice, the collectibility of accounts receivable and related reserves, impairment tests for goodwill and other indefinite-lived intangible assets, obligations under insurance programs, including workers' compensation, professional liability, property and general liability and employee health and welfare insurance programs, and prior to the CareCentrix Transaction, the cost of claims incurred but not reported. A description of the critical accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Revenue Recognition

Revenues recognized by the Company are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these elements is reflected in net revenues in the consolidated statements of income. See further discussion of the elements below under the heading "Causes and Impact of Change on Revenue."

In addition, these elements can be impacted by the risk factors described in "Risks Related to Our Business and Industry" and "Risks Related to Healthcare Regulation," which appear in Part I, Item 1A of this report.

Home Health Episodic Net Revenues

Under the home health Prospective Payment System ("PPS") of reimbursement, for Medicare and Medicare Advantage programs paid at episodic rates, the Company estimates net revenues to be recorded based on a reimbursement rate which is determined using relevant data, relating to each patient's health status including clinical condition, functional abilities and service needs, as well as applicable wage indices to give effect to geographic differences in wage levels of employees providing services to the patient. Billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the differences, if any, between the clinical assessment of and the therapy service needs for each patient at the time of certification as compared to actual experience and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, are discharged but readmitted to another agency within the same 60 day episodic period or are subject to certain other factors during the episode. Deferred revenue of approximately $36.4 million primarily relating to the PPS program was included under current liabilities in the consolidated balance sheets as of December 31, 2010 and January 3, 2010.

Hospice Medicare Net Revenues

Medicare revenues for Hospice are recorded on an accrual basis based on the number of days a patient has been on service at amounts equal to an estimated payment rate. The payment rate is dependent on whether a patient is receiving routine home care, general inpatient care, continuous home care or respite care. Adjustments to Medicare revenues are recorded based on an inability to obtain appropriate billing documentation or authorizations acceptable to the payor or other reasons unrelated to credit risk. In addition, each hospice provider is subject to certain Medicare payments limitations, including an overall payment cap. The payment cap, which is calculated for each provider by the Medicare fiscal intermediary at the end of the hospice cap period, is

determined by multiplying the number of first time patient admissions during the cap period by the Medicare cap amount, subject to certain adjustments. Medicare revenue paid to a provider during a twelve month period ending October 31st cannot exceed the aggregate Medicare payment cap. The Medicare cap for the cap year ending October 31, 2011 has not been announced by the Medicare program. As of December 31, 2010, the Company currently has 11 programs estimated to exceed the Medicare cap limits for the 2011 cap year and has recorded approximately $3.0 million for estimated cap exposure as a reduction in Medicare revenues in the Company's consolidated statement of income for fiscal year 2010. As of December 31, 2010, approximately $15.4 million is reflected as Medicare liabilities in the Company's consolidated balance sheet associated with Medicare cap exposures.

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain state and local government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renew automatically on an annual basis, unless terminated by either party.

Capitated Arrangements

The Company had capitated arrangements with certain managed care customers, particularly in the CareCentrix business. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately 4 percent of total net revenues for fiscal 2008. As a result of the disposition of CareCentrix, the Company's net revenues associated with capitated arrangements were immaterial for fiscal 2010 and fiscal 2009.

Medicare Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home healthcare services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient at December 31, 2010, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statements of income. There have not been any material revisions in established reserves for the periods presented in this filing, except as described in Note 9 to the Company's consolidated financial statements.

Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of income in the period in which such gain contingencies are realized.

Causes and Impact of Change on Revenue

For each of the sources of revenue, the principal elements in addition to those described above which can cause change in the amount of revenue to be realized are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized; and (iv) other reasons unrelated to credit risk.

Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the elements described here and under each of the various sources of revenue can effect change in the estimates. Although it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described, the Company believes that changes in these elements could cause a change in estimate which could have a material impact on the consolidated financial statements. There have not been any material revisions in these estimates for the periods presented in this filing.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance at the time of billing and reduces the Company's revenue to expected reimbursement levels. Changes in contractual allowances, if any, are recorded each month. Changes in the nature of contractual allowances have not been material for the periods presented in this filing.

Accounts Receivable below further outlines matters considered with respect to estimating the allowance for doubtful accounts.

Accounts Receivable

Collection Policy

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in reimbursement experience, revenue adjustments and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmission of claims when appropriate and filing appeals with payers for claims that have been denied. Collection procedures generally include follow up contact with the payer at least every 30 days from invoice date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts. There have not been any material revisions in this estimate for the periods presented in this filing.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. The Company analyzes historical collection trends,

reimbursement experience and revenue adjustment trends by major payers including Medicare and other payers as well as by business lines, as an integral part of the estimation process related to determining the valuation allowance for accounts receivable. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts, which is reflected in selling, general and administrative expenses for continuing operations and in discontinued operations in the consolidated statements of income. The provision for doubtful accounts relating to continuing operations and discontinued operations amounted to $6.1 million and $4.2 million, respectively, in fiscal 2010, $4.6 million and $5.4 million, respectively, in fiscal 2009 and $9.6 million and $1.4 million, respectively, in fiscal 2008. The allowance for doubtful accounts at December 31, 2010, January 3, 2010, and December 28, 2008 was $7.7 million, $9.3 million, and $8.2 million, respectively. Additional information regarding the allowance for doubtful accounts can be found in Schedule II—Valuation and Qualifying Accounts on page 125 of this report.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and between annual tests if current events or circumstances require an interim impairment assessment. The Company allocates goodwill to its various operating units. The Company compares the fair value of each operating unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the operating unit is less than the carrying value of its goodwill.

To determine the fair value of the Company's operating units, the Company uses a present value (discounted cash flow) technique corroborated by market multiples when available, or other valuation methodologies, as appropriate.

The Company is required to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

During the fourth quarter of 2009, the Company committed to a plan to exit its HME and IV businesses and met the requirements to designate these businesses as held for sale in accordance with applicable accounting guidance. The Company performed an impairment test of goodwill in connection with the classification of the Company's HME and IV businesses as held for sale. The Company based its fair value estimate of these businesses on market valuations received from potential buyers as the Company had a more likely-than-not expectation that those businesses would be sold. The impairment test indicated that the fair value of those operating units less costs to sell were lower than the carrying value and, as such, the Company recorded a write-down of goodwill of approximately $9.6 million in discontinued operations, in fiscal 2009. Remaining goodwill and intangible assets, net, at January 3, 2010, approximated $2.7 million and $0.8 million, respectively, and were reclassified as non-current assets held for sale in the Company's consolidated balance sheet.

The annual impairment test of goodwill and indefinite-lived intangible assets for the Company's other operating units was performed and the results indicated that there was no impairment for the fiscal years 2010, 2009 and 2008.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The elements which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and changes in the estimate could have a material impact on the Company's consolidated financial statements.

Workers' compensation and professional and general liability costs associated with continuing operations were $17.6 million, $15.9 million, and $15.5 million for the fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008, respectively. The Company's workers' compensation and professional and general liability costs relating to discontinued operations were approximately $0.1 million for fiscal year 2010 and $0.3 million for each of fiscal years 2008 and 2009. Differences in costs between fiscal years relate primarily to the number and severity of claims incurred in each reported period as well as changes in the cost of insurance coverage. Workers' compensation and professional liability claims, including any changes in estimate relating thereto, are recorded primarily in cost of services sold in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500 thousand per incident that occurred prior to March 15, 2002, and $1 million per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25 million in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company provides employee health and welfare benefits under a self insured program and maintains stop loss coverage for individual claims in excess of $225 thousand for fiscal 2010. For fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008, employee health and welfare benefit costs associated with continuing operations were $59.9 million, $55.0 million, and $45.9 million, respectively. Employee health and welfare benefit costs associated with discontinued operations were $0.2 million, $2.1 million and $2.0 million for fiscal years 2010, 2009 and 2008, respectively. Differences in costs between fiscal years relate primarily to increased enrollment and the number and severity of individual claims incurred in each reported period. Changes in estimates of the Company's employee health and welfare claims are recorded in cost of services sold for clinical associates and in selling, general and administrative costs for administrative associates in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company also maintains Directors and Officers liability insurance coverage with an aggregate limit of $60 million.

Cost of Claims Incurred But Not Reported

The Company's accounting policy with respect to cost of claims incurred but not reported was utilized in the recording of the Company's CareCentrix operations which were disposed of in the CareCentrix Transaction, effective September 25, 2008. See Note 3 to the Company's consolidated financial statements.

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The Company evaluated various assumptions and judgments used in determining cost of claims incurred but not reported utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported are determined based on this evaluation. The cost of claims incurred for fiscal year 2008 was $189.6 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Generally, the fair market value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. The Company is exposed to market risk from fluctuations in interest rates. The interest rate on the Company's borrowings under the Credit Agreement can fluctuate based on both the interest rate option (i.e., base rate or Eurodollar rate plus applicable margins) and the interest period. As of December 31, 2010, the total amount of outstanding debt subject to interest rate fluctuations was $507 million. A hypothetical 100 basis point change in short-term interest rates as of that date would result in an increase or decrease in interest expense of $5.1 million per year, assuming a similar capital structure.

The Company's Credit Agreement includes a requirement that the Company enter into and maintain interest rate swap contracts covering a notional value of not less than 50 percent of the Company's aggregate consolidated outstanding indebtedness (other than total revolving credit outstanding) including the Senior Notes for a period of not less than three years. On November 15, 2010, the Company entered into derivative instruments consisting of (i) a one year interest rate cap with a notional value of $220.0 million and (ii) two year forward starting interest rate swaps with notional value of $300.0 million. Under the interest rate cap, the Company pays a fixed rate of 1.75 percent per annum plus an applicable rate (an aggregate of 6.75 percent per annum for the period beginning November 15, 2010 through December 30, 2011) on the $220 million rather than a variable rate plus an applicable rate. Under the two year forward starting interest rate swaps, beginning December 31, 2011, the Company will pay a fixed rate of 2.225 percent per annum plus an applicable rate (an aggregate of 7.225 percent per annum thereafter) on $300 million of the Company's variable rate debt. See Note 4 to the Company's consolidated financial statements for additional information.

Item 8. Financial Statements and Supplementary Data

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page No.
Consolidated Balance Sheets as of December 31, 2010 and January 3, 2010	71
Consolidated Statements of Income for each of the three years in the period ended December 31, 2010	72
Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2010	73
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2010	74
Notes to Consolidated Financial Statements	75 - 124
Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2010	125

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2010	January 3, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 104,752	$ 152,410
Accounts receivable, less allowance for doubtful accounts of $7,654 and $9,304 at December 31, 2010 and January 3, 2010, respectively	259,588	182,192
Deferred tax assets	28,155	9,873
Prepaid expenses and other current assets	48,910	13,904
Current assets held for sale	—	2,549
Total current assets	441,405	360,928
Note receivable from CareCentrix	25,000	25,000
Investment in CareCentrix	25,635	24,336
Fixed assets, net	85,707	65,913
Intangible assets, net	374,057	251,793
Goodwill	1,085,066	299,534
Non-current assets held for sale	—	8,689
Other assets	83,258	24,410
Total assets	$2,120,128	$1,060,603
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 25,000	$ 5,000
Accounts payable	15,562	8,982
Payroll and related taxes	44,163	23,463
Deferred revenue	36,387	36,359
Medicare liabilities	31,236	7,525
Obligations under insurance programs	61,899	41,636
Accrued nursing home costs	24,241	1,060
Other accrued expenses	78,153	45,985
Total current liabilities	316,641	170,010
Long-term debt	1,026,563	232,000
Deferred tax liabilities, net	111,199	65,927
Other liabilities	27,493	21,503
Equity:		
Gentiva shareholders' equity:		
Common stock, $.10 par value; authorized 100,000,000 shares; issued 30,799,091 and 29,946,393 shares at December 31, 2010 and January 3, 2010, respectively	3,080	2,994
Additional paid-in capital	372,106	355,429
Accumulated other comprehensive income	478	—
Retained earnings	272,394	220,239
Treasury stock, 641,468 and 466,468 shares at December 31, 2010 and January 3, 2010, respectively	(12,484)	(7,499)
Total Gentiva shareholders' equity	635,574	571,163
Noncontrolling interests	2,658	—
Total equity	638,232	571,163
Total liabilities and equity	$2,120,128	$1,060,603

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
Net revenues	$1,447,029	$1,152,460	$1,239,536
Cost of services sold	698,936	553,530	682,024
Gross profit	748,093	598,930	557,512
Selling, general and administrative expenses	(616,474)	(490,866)	(468,582)
Gain on sale of assets and business, net	103	5,998	107,933
Interest income	2,656	3,037	2,290
Interest expense and other	(41,686)	(9,211)	(19,377)
Income from continuing operations before income taxes and equity in net earnings of CareCentrix	92,692	107,888	179,776
Income tax expense	(35,704)	(39,164)	(28,295)
Equity in net earnings (loss) of CareCentrix	1,298	1,072	(35)
Income from continuing operations	58,286	69,796	151,446
Discontinued operations, net of tax	(5,605)	(10,614)	2,004
Net income	52,681	59,182	153,450
Less: Net income attributable to noncontrolling interests	(526)	—	—
Net income attributable to Gentiva shareholders	$ 52,155	$ 59,182	$ 153,450
Basic earnings per common share:			
Income from continuing operations attributable to Gentiva shareholders	$ 1.94	$ 2.40	$ 5.30
Discontinued operations, net of tax	(0.19)	(0.37)	0.07
Net income attributable to Gentiva shareholders	$ 1.75	$ 2.03	$ 5.37
Weighted average shares outstanding	29,724	29,103	28,578
Diluted earnings per common share:			
Income from continuing operations attributable to Gentiva shareholders	$ 1.89	$ 2.34	$ 5.15
Discontinued operations, net of tax	(0.18)	(0.36)	0.06
Net income attributable to Gentiva shareholders	$ 1.71	$ 1.98	$ 5.21
Weighted average shares outstanding	30,468	29,822	29,439
Amounts attributable to Gentiva shareholders:			
Income from continuing operations	$ 57,760	$ 69,796	$ 151,446
Discontinued operations, net of tax	(5,605)	(10,614)	2,004
Net income	$ 52,155	$ 59,182	$ 153,450

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	Noncontrolling	
	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Interests	Total
Balance at December 30, 2007	28,104,750	$2,810	$314,747	$ 7,608	$ (737)	$ (999)	$ —	$323,429
Comprehensive income:								
Net income	—	—	—	153,450	—	—	—	153,450
Unrealized loss on auction rate securities	—	—	—	—	(1,170)			(1,170)
Unrealized gain on interest rate swap, net of tax	—	—	—	—	737	—	—	737
Total comprehensive income	—	—	—	153,450	(433)	—	—	153,017
Income tax benefits associated with the exercise of non-qualified stock options	—	—	2,723	—	—	—	—	2,723
Equity-based compensation expense	—	—	5,757	—	—	—	—	5,757
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	888,640	89	11,460	(1)	—	—	—	11,548
Common stock received from Healthfield escrow (70,640 shares)	—	—	—	—	—	(1,503)	—	(1,503)
Balance at December 28, 2008	28,993,390	2,899	334,687	161,057	(1,170)	(2,502)	—	494,971
Comprehensive income:								
Net income	—	—	—	59,182	—	—	—	59,182
Reversals of valuation allowance on auction rate securities	—	—	—	—	170	—	—	170
Realized loss on auction rate securities	—	—	—	—	1,000	—	—	1,000
Total comprehensive income	—	—	—	59,182	1,170	—	—	60,352
Income tax benefits associated with the exercise of non-qualified stock options	—	—	2,317	—	—	—	—	2,317
Equity-based compensation expense	—	—	5,182	—	—	—	—	5,182
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	953,003	95	13,243	—	—	—	—	13,338
Treasury shares:								
Stock repurchase (327,828 shares)	—	—	—	—	—	(4,813)	—	(4,813)
Common stock received from Healthfield escrow (8,937 shares)	—	—	—	—	—	(184)	—	(184)
Balance at January 3, 2010	29,946,393	2,994	355,429	220,239	—	(7,499)	—	571,163
Comprehensive income:								
Net income	—	—	—	52,155	—	—	526	52,681
Unrealized gain on interest rate swap, net of tax	—	—	—	—	478	—	—	478
Total comprehensive income	—	—	—	52,155	478	—	526	53,159
Income tax benefits associated with the exercise of non-qualified stock options	—	—	1,866	—	—	—	—	1,866
Equity-based compensation expense	—	—	6,279	—	—	—	—	6,279
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	852,698	86	8,532	—	—	—	—	8,618
Acquisition of noncontrolling interest	—	—	—	—	—	—	2,410	2,410
Distribution to partnership interests	—	—	—	—	—	—	(278)	(278)
Treasury shares:								
Stock repurchase (175,000 shares)	—	—	—	—	—	(4,985)	—	(4,985)
Balance at December 31, 2010	30,799,091	$3,080	$372,106	$272,394	$ 478	$(12,484)	$2,658	$638,232

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
OPERATING ACTIVITIES:			
Net income	$ 52,681	$ 59,182	$ 153,450
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,576	22,796	22,044
Amortization of debt issuance costs	5,016	1,335	1,753
Provision for doubtful accounts	10,285	9,958	11,010
Equity-based compensation expense	6,279	5,182	5,757
Windfall tax benefits associated with equity-based compensation	(948)	(1,683)	(2,227)
Realized loss on auction rate securities	—	1,000	—
Write-down of goodwill associated with discontinued operations	—	9,611	—
Loss (gain) on sale of assets and business, net	2,031	(5,998)	(107,933)
Equity in net (earnings) loss of affiliate	(1,298)	(1,072)	35
Deferred income tax (benefit) expense	(1,220)	3,103	14,127
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	35,600	(14,556)	(25,555)
Prepaid expenses and other current assets	(16,000)	(4,949)	(2,118)
Accounts payable	6,590	870	127
Payroll and related taxes	(4,139)	5,504	(1,085)
Deferred revenue	28	3,160	1,337
Medicare liabilities	11,250	845	(2,165)
Cost of claims incurred but not reported	—	—	(2,829)
Obligations under insurance programs	4,549	2,008	2,807
Accrued nursing home costs	7,549	(257)	(792)
Other accrued expenses	(275)	8,116	1,850
Other, net	2,067	953	1,107
Net cash provided by operating activities	142,621	105,108	70,700
INVESTING ACTIVITIES:			
Purchase of fixed assets	(16,184)	(24,857)	(24,004)
Proceeds from sale of assets and business, net of cash transferred	9,796	6,800	83,160
Acquisition of businesses, net of cash acquired	(834,919)	(11,175)	(60,736)
Purchase of short-term investments available-for-sale	—	—	(28,000)
Sale of short-term investments available-for-sale	—	12,000	46,250
Withdrawal from restricted cash	—	—	22,014
Net cash (used in) provided by investing activities	(841,307)	(17,232)	38,684
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	8,618	13,338	11,547
Windfall tax benefits associated with equity-based compensation	948	1,683	2,227
Proceeds from issuance of debt	1,075,000	—	—
Borrowings under revolving credit facility	30,000	—	24,000
Repayment of borrowings under revolving credit facility	(30,000)	—	—
Repayment of long-term debt	(260,437)	(14,000)	(83,000)
Repayment of debt for acquired businesses	(108,822)	—	(7,420)
Repurchase of common stock	(4,985)	(4,813)	—
Debt issuance costs	(58,577)	—	(557)
Repayment of capital lease obligations	(645)	(875)	(1,147)
Other	(72)	—	—
Net cash provided by (used in) financing activities	651,028	(4,667)	(54,350)
Net change in cash and cash equivalents	(47,658)	83,209	55,034
Cash and cash equivalents at beginning of year	152,410	69,201	14,167
Cash and cash equivalents at end of year	$ 104,752	$152,410	$ 69,201
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 24,052	$ 8,599	$ 21,081
Income taxes paid	$ 47,446	$ 32,389	$ 10,561
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITY:			
Note receivable received in connection with the sale of CareCentrix	$ —	$ —	$ 25,000
Fair value of preferred stock received in connection with sale of CareCentrix	$ —	$ —	$ 23,299
Fixed assets acquired under capital lease	$ —	$ 29	$ 675

In connection with the acquisition of The Healthfield Group, Inc. on February 28, 2006, the Company has received 8,937 and 70,640 shares of common stock in 2009 and 2008, respectively, from the Healthfield escrow account to satisfy certain pre-acquisition liabilities paid by the Company.

For fiscal years 2010, 2009 and 2008, deferred tax benefits associated with stock compensation deductions of $1.3 million, $2.3 million and $2.7 million, respectively, have been credited to shareholders' equity.

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Gentiva Health Services, Inc. ("Gentiva" or the "Company") provides home health services and hospice care throughout most of the United States. The Company's continuing operations involve servicing its patients and customers through (i) its Home Health segment and (ii) its Hospice segment.

Effective August 17, 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey HealthCare, Inc. ("Odyssey"), one of the largest providers of hospice care in the United States, operating approximately 100 Medicare-certified providers serving terminally ill patients and their families in 30 states. In connection with the acquisition, the Company entered into a new $875 million Credit Agreement and issued $325 million of senior unsecured notes. See Notes 3 and 10 for additional information about the acquisition and related financing. The impact of the acquisition and related financing agreements is reflected in the Company's fiscal 2010 results of operations and financial condition from the acquisition closing date.

In February 2010, the Company consummated the sale of its respiratory therapy and home medical equipment and infusion therapy businesses ("HME and IV"). During the fourth quarter of 2009, the Company committed to a plan to exit its HME and IV businesses and met the requirements to designate these businesses as held for sale in accordance with applicable accounting guidance. The financial results of these operating segments are reported as discontinued operations in the Company's consolidated financial statements.

In addition, the Company has completed various other transactions impacting the Company's results of operations and financial condition as further described in Note 3. The impact of these transactions have been reflected in the Company's results of operations and financial condition from their respective closing dates.

On September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million (the "CareCentrix Transaction"). See Notes 3 and 6 for additional information.

The Company's consolidated statements of income presented herein included the results of operations of CareCentrix in continuing operations for all periods prior to the CareCentrix Transaction and the Company's equity in the net earnings of CareCentrix Holdings Inc., the new holding company for CareCentrix, for periods commencing on September 25, 2008.

Note 2. Summary of Significant Accounting Policies

Consolidation

The Company's consolidated financial statements include the accounts and operations of the Company and its subsidiaries and noncontrolling interests in which the Company owns more than a 50 percent interest. Noncontrolling interests, which relate to the minority ownership held by third party investors in four of the Company's hospice programs, are reported below net income under the heading "Net income attributable to noncontrolling interests" in the consolidated statement of income for the year ended December 31, 2010 and presented as a component of equity in the consolidated balance sheet at December 31, 2010. All significant balances and transactions between the consolidated entities have been eliminated.

The Company's fiscal year had historically ended on the Sunday nearest to December 31st, which was January 3, 2010 for fiscal 2009 and December 28, 2008 for fiscal 2008. As a result of this policy, fiscal year 2009 included 53 weeks of activity. Following the Odyssey acquisition, the Company adopted a change to a calendar year reporting period, effective for the fourth quarter of 2010, from its current fiscal year reporting period. As such, the fourth quarter and fiscal year for 2010 ended on December 31, 2010 instead of January 2, 2011 the date

designated under its prior fiscal year end reporting policy. Due to the change to a calendar year reporting period in 2010 and the extra week in 2009, the Company's reporting period for 2010, 2009 and 2008 included 362 days, 371 days and 364 days, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimates relate to revenue recognition, which incorporates the impact of various revenue adjustments including payment caps under the Medicare program for hospice, the collectibility of accounts receivable and related reserves, impairment tests for goodwill and other indefinite-lived intangible assets, obligations under insurance programs, including workers' compensation, professional liability, property and general liability and employee health and welfare insurance programs, and prior to the CareCentrix Transaction, the cost of claims incurred but not reported.

A description of the significant and other accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Significant Accounting Policies and Estimates

Revenue Recognition

Revenues recognized by the Company are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these elements is reflected in net revenues in the consolidated statements of income. See further discussion of the elements below under the heading "Causes and Impact of Change on Revenue."

Home Health Episodic Net Revenues

Under the home health Prospective Payment System ("PPS") of reimbursement, for Medicare and Medicare Advantage programs paid at episodic rates, the Company estimates net revenues to be recorded based on a reimbursement rate which is determined using relevant data, relating to each patient's health status including clinical condition, functional abilities and service needs, as well as applicable wage indices to give effect to geographic differences in wage levels of employees providing services to the patient. Billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the differences, if any, between the clinical assessment of and the therapy service needs for each patient at the time of certification as compared to actual experience and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, are discharged but readmitted to another agency within the same 60 day episodic period or are subject to certain other factors during the episode. Deferred revenue of approximately $36.4 million primarily relating to the PPS program was included under current liabilities in the consolidated balance sheets as of December 31, 2010 and January 3, 2010.

Hospice Medicare Net Revenues

Medicare revenues for Hospice are recorded on an accrual basis based on the number of days a patient has been on service at amounts equal to an estimated payment rate. The payment rate is dependent on whether a

patient is receiving routine home care, general inpatient care, continuous home care or respite care. Adjustments to Medicare revenues are recorded based on an inability to obtain appropriate billing documentation or authorizations acceptable to the payor or other reasons unrelated to credit risk. In addition, each hospice provider is subject to certain Medicare payments limitations, including an overall payment cap. The payment cap, which is calculated for each provider by the Medicare fiscal intermediary at the end of the hospice cap period, is determined by multiplying the number of first time patient admissions during the cap period by the Medicare cap amount, subject to certain adjustments. Medicare revenue paid to a provider during a twelve month period ending October 31st cannot exceed the aggregate Medicare payment cap. The Medicare cap for the cap year ending October 31, 2011 has not been announced by the Medicare program. As of December 31, 2010, the Company currently has 11 programs estimated to exceed the Medicare cap limits for the 2011 cap year and has recorded approximately $3.0 million for estimated cap exposure as a reduction in Medicare revenues in the Company's consolidated statement of income for fiscal year 2010. As of December 31, 2010, approximately $15.4 million is reflected as Medicare liabilities in the Company's consolidated balance sheet associated with Medicare cap exposures.

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain state and local government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renew automatically on an annual basis, unless terminated by either party.

Capitated Arrangements

The Company had capitated arrangements with certain managed care customers, particularly in the CareCentrix business. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately 4 percent of total net revenues for fiscal 2008. As a result of the disposition of CareCentrix, the Company's net revenues associated with capitated arrangements were immaterial for fiscal 2010 and fiscal 2009.

Medicare Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home healthcare services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with the Centers for Medicare & Medicaid Services ("CMS") and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient at December 31, 2010, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statements of income. There have not been any material revisions in established reserves for the periods presented in this filing, except as described in Note 9.

Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of income in the period in which such gain contingencies are realized.

Causes and Impact of Change on Revenue

For each of the sources of revenue, the principal elements in addition to those described above which can cause change in the amount of revenue to be realized are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized; and (iv) other reasons unrelated to credit risk.

Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the elements described here and under each of the various sources of revenue can effect change in the estimates. Although it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described, the Company believes that changes in these elements could cause a change in estimate which could have a material impact on the consolidated financial statements. There have not been any material revisions in these estimates for the periods presented in this filing.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance at the time of billing and reduces the Company's revenue to expected reimbursement levels. Changes in contractual allowances, if any, are recorded each month. Changes in the nature of contractual allowances have not been material for the periods presented in this filing.

Accounts Receivable below further outlines matters considered with respect to estimating the allowance for doubtful accounts.

Accounts Receivable

Collection Policy

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in reimbursement experience, revenue adjustments and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmission of claims when appropriate and filing appeals with payers for claims that have been denied. Collection procedures generally include follow up contact with the payer at least every 30 days from invoice date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts. There have not been any material revisions in this estimate for the periods presented in this filing.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. The Company analyzes historical collection trends, reimbursement experience and revenue adjustment trends by major payers including Medicare and other payers as well as by business lines, as an integral part of the estimation process related to determining the valuation allowance for accounts receivable. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts, which is reflected in selling, general and administrative expenses for continuing operations and in discontinued operations in the consolidated statements of income. The provision for doubtful accounts relating to continuing operations and discontinued operations amounted to $6.1 million and $4.2 million, respectively, in fiscal 2010, $4.6 million and $5.4 million, respectively, in fiscal 2009 and $9.6 million and $1.4 million, respectively in fiscal 2008. The allowance for doubtful accounts at December 31, 2010, January 3, 2010, and December 28, 2008 was $7.7 million, $9.3 million, and $8.2 million, respectively.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and between annual tests if current events or circumstances require an interim impairment assessment. The Company allocates goodwill to its various operating units. The Company compares the fair value of each operating unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the operating unit is less than the carrying value of its goodwill.

To determine the fair value of the Company's operating units, the Company uses a present value (discounted cash flow) technique corroborated by market multiples when available, or other valuation methodologies, as appropriate.

The Company is required to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

During the fourth quarter of 2009, the Company committed to a plan to exit its HME and IV businesses and met the requirements to designate these businesses as held for sale in accordance with applicable accounting guidance. The Company performed an impairment test of goodwill in connection with the classification of the Company's HME and IV businesses as held for sale. The Company based its fair value estimate of these businesses on market valuations received from potential buyers as the Company had a more likely-than-not expectation that those businesses would be sold. The impairment test indicated that the fair value of those operating units less costs to sell were lower than the carrying value and, as such, the Company recorded a write-down of goodwill of approximately $9.6 million in discontinued operations, in fiscal 2009. Remaining goodwill and intangible assets, net, at January 3, 2010, approximated $2.7 million and $0.8 million, respectively, and were reclassified as non-current assets held for sale in the Company's consolidated balance sheet.

The annual impairment test of goodwill and indefinite-lived intangible assets for the Company's other operating units was performed and the results indicated that there was no impairment for the fiscal years 2010, 2009 and 2008.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The elements which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and changes in the estimate could have a material impact on the Company's consolidated financial statements.

Workers' compensation and professional and general liability costs associated with continuing operations were $17.6 million, $15.9 million, and $15.5 million for the fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008, respectively. The Company's workers' compensation and professional and general liability costs relating to discontinued operations were $0.1 million for fiscal year 2010 and approximately $0.3 million for each of fiscal years 2008 and 2009. Differences in costs between fiscal years relate primarily to the number and severity of claims incurred in each reported period as well as changes in the cost of insurance coverage. Workers' compensation and professional liability claims, including any changes in estimate relating thereto, are recorded primarily in cost of services sold in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500 thousand per incident that occurred prior to March 15, 2002, and $1 million per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25 million in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company provides employee health and welfare benefits under a self insured program and maintains stop loss coverage for individual claims in excess of $225 thousand for fiscal 2010. For fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008, employee health and welfare benefit costs associated with continuing operations were $59.9 million, $55.0 million, and $45.9 million, respectively. Employee health and welfare benefit costs associated with discontinued operations were $0.2 million, $2.1 million and $2.0 million for fiscal years 2010, 2009 and 2008, respectively. Differences in costs between fiscal years relate primarily to increased enrollment and the number and severity of individual claims incurred in each reported period. Changes in estimates of the Company's employee health and welfare claims are recorded in cost of services sold for clinical associates and in selling, general and administrative costs for administrative associates in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company also maintains Directors and Officers liability insurance coverage with an aggregate limit of $60 million.

Cost of Claims Incurred But Not Reported

The Company's accounting policy with respect to cost of claims incurred but not reported was utilized in the recording of the Company's CareCentrix operations which were disposed of in the CareCentrix Transaction, effective September 25, 2008. See Note 3 to the Company's consolidated financial statements.

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The Company evaluated various assumptions and judgments used in determining cost of claims incurred but not reported utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported were determined based on this evaluation. The cost of claims incurred for fiscal year 2008 was $189.6 million.

Other Accounting Policies

Cash and Cash Equivalents

The Company considers all investments with a maturity date three months or less from their date of acquisition to be cash equivalents.

The Company had operating funds of approximately $6.6 million and $5.5 million at December 31, 2010 and January 3, 2010, respectively, which exclusively relate to a non-profit hospice operation managed in Florida. Cash and cash equivalents also included amounts on deposit with several major financial institutions in excess of the maximum amount insured by the Federal Deposit Insurance Corporation. Management believes that these major financial institutions are viable entities.

Investments

The Company accounts for its investment in CareCentrix Holdings, Inc. using the equity method of accounting, since the Company has the ability to exercise significant influence, but not control, over the affiliate. Significant influence is deemed to exist because the Company's ownership interest in the voting stock of the affiliate is between 20 percent and 50 percent as well as through the Company's representation on the affiliate's Board of Directors. The Company's equity ownership interest in CareCentrix Holdings Inc. is recorded in investment in CareCentrix in the accompanying consolidated balance sheets.

At December 31, 2010 and January 3, 2010, the Company had assets of $26.0 million and $20.0 million, respectively, held in a Rabbi Trust for the benefit of participants of the Company's non-qualified defined contribution retirement plan. The corresponding amounts payable to the plan participants are equivalent to the underlying value of the assets held in the Rabbi Trust. Assets held in a Rabbi Trust and amounts payable to plan participants are classified in other assets and other liabilities, respectively, in the Company's consolidated balance sheets.

Fixed Assets

Fixed assets, including costs of Company developed software, are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the improvement. Repairs and maintenance costs are expensed as incurred. See Note 7.

Accounting for Impairment and Disposal of Long-Lived Assets

The Company evaluates the possible impairment of its long-lived assets, including intangible assets, which are amortized pursuant to the authoritative guidance. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the

expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying amount of the asset.

Nursing Home Costs

For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the Company contracts with nursing homes for the nursing home to provide patients room and board services. The state must pay the Company, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95 percent of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Company's standard nursing home contracts, the Company pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Nursing home costs are offset by nursing home net revenue and the net amount is included in cost of services sold in the Company's consolidated statements of income.

Equity-Based Compensation Plans

The Company has several stock ownership and compensation plans, which are described more fully in Note 14. The Company accounts for its equity-based compensation plans in accordance with authoritative guidance under which the estimated fair value of share-based awards granted under the Company's equity-based compensation plans is recognized as compensation expense over the vesting period of the award.

Earnings Per Share

Basic and diluted earnings per share for each period presented have been computed by dividing income from continuing operations, discontinued operations, net of tax and net income attributable to Gentiva shareholders, by the weighted average number of shares outstanding for each respective period. The computations of the basic and diluted per share amounts relating to income from continuing operations attributable to Gentiva shareholders were as follows (in thousands, except per share amounts):

	For the Fiscal Year Ended		
	December 31, 2010	**January 3, 2010**	**December 28, 2008**
Income from continuing operations attributable to Gentiva shareholders	$57,760	$69,796	$151,446
Basic weighted average common shares outstanding	29,724	29,103	28,578
Shares issuable upon the assumed exercise of stock options and in connection with the employee stock purchase plan using the treasury stock method	744	719	861
Diluted weighted average common shares outstanding	30,468	29,822	29,439
Income from continuing operations attributable to Gentiva shareholders:			
Basic earnings per common share	$ 1.94	$ 2.40	$ 5.30
Diluted earnings per common share:	$ 1.89	$ 2.34	$ 5.15

For fiscal years 2010 and 2009, approximately 1.1 million and 0.9 million stock options, respectively, were excluded from the computations of diluted earnings per share as their inclusion would be anti-dilutive.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying

amounts of assets and liabilities and their respective tax bases using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Uncertain tax positions must be more likely than not before a tax benefit is recognized in the financial statements. The benefit to be recorded is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. See Note 15.

Debt Issuance Costs

The Company amortizes deferred debt issuance costs over the term of its credit agreement and senior notes. As of December 31, 2010 and January 3, 2010, the Company had unamortized debt issuance costs of $54.3 million and $2.7 million, respectively, recorded in other assets. During fiscal 2010, the Company wrote-off $2.5 million of deferred debt issuance costs in connection with the termination of its 2006 Credit Agreement as further discussed in Note 10.

Reclassifications and Revisions

Certain reclassifications and revisions have been made to the fiscal 2009 and 2008 consolidated financial statements to conform to the current year presentation including, among other things, a revision to current deferred tax assets and non-current deferred tax liabilities as of January 3, 2010 as further described in Note 15.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-29, or ASU No. 2010-29, Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU No. 2010-29 requires that if comparative financial statements are presented for a business combination that the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date had been as of the beginning of the comparable prior annual reporting period. ASU No. 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of ASU No. 2010-29 to have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, or ASU No. 10-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. ASU No. 10-06 requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers. Also, it requires additional disclosure regarding purchases, sales, issuances and settlements of Level 3 measurements. ASU No. 10-06 is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU No. 10-06 did not have a material impact and the additional requirements effective for fiscal years beginning after December 15, 2010 are not expected to have a material impact on the Company's consolidated financial statements.

Note 3. Acquisitions and Dispositions

Acquisitions

Odyssey HealthCare, Inc.

Effective August 17, 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey, one of the largest providers of hospice care in the United States, operating approximately 100 Medicare-certified providers serving terminally ill patients and their families in 30 states. The Company

completed the acquisition of Odyssey to expand the geographic coverage of its hospice services and to further diversify the Company's business mix. Total consideration for the acquisition was $1.087 billion consisting of payments of approximately (i) $963.9 million for Odyssey's equity interest, (ii) $108.8 million to repay Odyssey's existing long-term debt and accrued interest and (iii) $14.3 million relating to transaction costs incurred by Odyssey, of which $11.2 million had been paid as of December 31, 2010.

The Company funded the purchase price using (i) $729.9 million of borrowings under new senior secured term loan facilities, exclusive of debt issuance costs, (ii) $316.8 million of proceeds from the issuance of senior unsecured notes, exclusive of debt issuance costs, and (iii) existing cash balances of $37.2 million. In addition, the Company incurred transaction costs of approximately $26.0 million during fiscal 2010 which are reflected as selling, general and administrative expenses in the Company's consolidated statements of income. In addition, the Company incurred debt issuance costs of approximately $58.6 million which were capitalized and are being amortized over the term of the credit agreement and the senior unsecured notes.

The financial results of Odyssey are included in the Company's consolidated financial statements from the acquisition date. The purchase price for the acquisition was allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. Estimated fair values were based on various valuation methodologies, including market studies and a replacement cost method for fixed assets, an income approach using primarily discounted cash flow techniques for amortizable intangible assets, a cost approach considering both replacement cost and opportunity cost methods for indefinite-lived intangible assets and an estimated realizable value approach using historical trends and other relevant information for accounts receivable and certain accrued liabilities. For certain other assets and liabilities, including accounts payable and other accrued liabilities, the fair value was assumed to represent carrying value due to their short maturities. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired was recorded as goodwill.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$ 148,269
Accounts receivable	123,281
Deferred tax assets	11,390
Fixed assets	18,119
Identifiable intangible assets	126,500
Goodwill	780,986
Other assets	18,354
Total assets acquired	1,226,899
Accounts payable and accrued liabilities	(112,228)
Short-term and long-term debt	(108,822)
Deferred tax liabilities	(25,246)
Total liabilities assumed	(246,296)
Noncontrolling interest	(2,410)
Net assets acquired	$ 978,193

The valuation of the intangible assets by component and their respective useful life are as follows (in thousands):

	Hospice	Useful Life
Intangible assets:		
Tradenames	$ 16,600	5-10 Years
Covenants not to compete	15,400	2-3 Years
Medicare licenses and certificates of need	94,500	Indefinite
Total	$126,500	
Goodwill	$780,986	

Goodwill has been assigned to the Company's Hospice segment for reporting purposes. The Company expects approximately 5 percent of the aggregate amount of goodwill and identifiable intangible assets will be amortizable for tax purposes.

The following unaudited pro forma financial information presents the combined results of operations of the Company and Odyssey as if the acquisition had been effective at December 29, 2008, the beginning of the first quarter of fiscal 2009. The pro forma results presented below for the year ended December 31, 2010 combine the results of the Company for such period and the historical results of Odyssey from January 1 through August 16, 2010. The pro forma results presented below for the fiscal year ended January 3, 2010 combine the results of the Company and the historical results of Odyssey for such period (in thousands, except per share amounts):

	For the Fiscal Year Ended	
	December 31, 2010	January 3, 2010
Net revenues	$1,885,814	$1,838,898
Net income attributable to Gentiva shareholders	$ 65,230	$ 51,683
Earnings per common share:		
Basic	$ 2.19	$ 1.78
Diluted	$ 2.13	$ 1.73
Weighted average shares outstanding:		
Basic	29,724	29,103
Diluted	30,468	29,822

The pro forma results above reflect adjustments for (i) interest on debt incurred calculated using the Company's weighted average interest rate of 7.9 percent, (ii) income tax provision using an effective tax rate of 39.9 percent, and (iii) amortization of incremental identifiable intangible assets, and (iv) acquisition and integration costs incurred. The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition had occurred as of the beginning of the Company's fiscal 2009 reporting period.

Other Acquisitions

During fiscal 2010, 2009 and 2008, the Company completed several acquisitions as further described below.

Fiscal 2010

Effective May 15, 2010, the Company completed its acquisition of the assets and business of United Health Care Group, Inc. with six branches throughout the state of Louisiana. Total consideration of $6.0 million, excluding transaction costs and subject to post-closing adjustments, was paid at the time of closing and was funded from the Company's existing cash reserves. The acquisition significantly broadens the Company's market position in the state of Louisiana.

Effective March 5, 2010, the Company completed its acquisition of the assets and business of Heart to Heart Hospice of Starkville, LLC, a provider of hospice services with two offices in Starkville and Tupelo, Mississippi. Total consideration of $2.5 million, excluding transaction costs and subject to post-closing adjustments, was paid at the time of closing and was funded from the Company's existing cash reserves. The acquisition expands the Company's coverage area to 44 counties in north, central and southern Mississippi.

Fiscal 2009

For fiscal 2009, total cash consideration paid for acquired businesses amounted to $11.2 million, excluding transaction costs and subject to post-closing adjustments. The acquisitions completed during the 2009 period extended the Company's operations primarily into geographic areas not previously serviced by the Company within states requiring a Certificate of Need ("CON") to perform home health services. The name of the acquired home health agency, the acquisition date and the geographic service area are summarized below:

Name of Agency	Acquisition Date	Geographic Service Area
Mid-State Home Health Agency	June 20, 2009	Central Louisiana
Nicholas County Home Health Agency	July 1, 2009	West Virginia
Magna Home Health	August 22, 2009	Central Mississippi /Western Alabama
Coordinated Home Health	October 16, 2009	Southeastern New Mexico and El Paso, TX
AIM Home Care	December 11, 2009	Encino, CA

Fiscal 2008

During fiscal 2008, total net cash consideration paid for acquired businesses amounted to $68.1 million, inclusive of $7.4 million of debt repayments made on behalf of an acquired business. These acquisitions are further described below:

Hospice of Charleston

Effective August 2, 2008, the Company acquired certain assets of Hospice of Charleston, a non-profit homecare company that provided hospice services, as well as home health services, for approximately $1.2 million, excluding transaction costs and subject to post-closing adjustments, which was funded from the Company's existing cash reserves. The acquisition allows the Company to expand its home health services to three CON counties in and around Charleston, South Carolina.

Physicians Home Health Care

Effective June 1, 2008, the Company completed the acquisition of CSMMI, Inc., d/b/a Physicians Home Health Care ("PHHC"), a provider of home health services with three locations in Colorado, pursuant to an asset purchase agreement. Total consideration of $12 million, excluding transaction costs and subject to post-closing adjustments, consisted of $11.1 million paid at the time of closing, net of cash acquired of $0.9 million. The Company funded the purchase price using borrowings under its existing revolving credit facility. The Company acquired PHHC to extend its home health services into the state of Colorado.

Home Health Care Affiliates, Inc.

Effective February 29, 2008, the Company completed the acquisition of 100 percent of the equity interest in Home Health Care Affiliates, Inc. ("HHCA"), a provider of home health and hospice services with 14 locations in Mississippi. Total consideration of $55.6 million, excluding transaction costs and subject to post-closing adjustments, consisted of cash of $48.0 million and assumption of HHCA's existing debt and accrued interest, aggregating $7.4 million, which the Company paid off at the time of closing, net of cash acquired of $0.2 million. The Company funded the purchase price using (i) existing cash balances of $43.6 million and (ii) $12.0 million of borrowings under its existing revolving credit facility.

The Company acquired HHCA to expand and extend its services in the southeast United States. The Company had not previously provided any services in Mississippi, a state which requires providers to have a CON in order to operate a Medicare-certified home health agency. There have been no new CONs issued in Mississippi in recent years.

The allocations of the purchase prices relating to acquisitions consummated in fiscal years 2010, 2009 and 2008 follow (in thousands):

	Fiscal Year		
	2010	2009	2008
Cash	$ —	$ —	$ 1,072
Accounts receivable, net	—	393	7,865
Fixed assets, net	269	101	1,178
Identifiable intangible assets	3,830	7,268	43,630
Goodwill	4,546	3,722	32,033
Other assets	12	12	48
Total assets acquired	8,657	11,496	85,826
Accounts payable and accrued liabilities	—	(85)	(1,071)
Short-term and long-term debt	—	(12)	(7,457)
Deferred tax liabilities	—	—	(8,913)
Other liabilities	(157)	(224)	(6,672)
Total liabilities assumed	(157)	(321)	(24,113)
Net assets acquired	$8,500	$11,175	$ 61,713

The valuation of the intangible assets by component and their respective useful life is as follows (in thousands):

	Fiscal Year			
	2010	2009	2008	Useful life
Covenants not to compete	$ 150	$ 125	$ —	5 years
Tradenames	—	116	1,201	10 years
Customer relationships	430	1,596	9,910	10 years
Certificates of need	3,250	5,431	32,519	indefinite
Total	$3,830	$7,268	$43,630	

For goodwill and identifiable intangible asset additions during fiscal year 2010 and fiscal year 2009, the Company expects substantially all goodwill and identifiable intangible assets will be amortized for tax purposes. For fiscal 2008 additions, the Company expects that between 50 percent and 60 percent of the aggregate amount of goodwill and identifiable intangible assets will be amortized for tax purposes.

Dispositions

HME and IV Businesses Disposition

Effective February 1, 2010, the Company completed the sale of its HME and IV businesses to a subsidiary of Lincare Holdings, Inc., pursuant to an asset purchase agreement, for total consideration of approximately $16.4 million, consisting of (i) cash proceeds of approximately $8.5 million, (ii) approximately $2.5 million associated with operating and capital lease buyout obligations, (iii) an escrow fund of $5.0 million, which was recorded at estimated fair value of $3.2 million, to be received by the Company based on achieving a cumulative cash collections target for claims for services provided for a period of one year from the date of closing and

(iv) an escrow fund of approximately $0.4 million for reimbursement of certain post closing liabilities. In December 2010, the Company received $1.0 million in final settlement of the $5.0 million escrow fund associated with cash collections and recorded a loss of $2.2 million resulting from the difference between the final escrow settlement and the previously recorded estimated fair value of $3.2 million.

The major classes of assets of the HME and IV businesses that were sold on February 1, 2010 and assets classified as held for sale on the Company's January 3, 2010 consolidated balance sheet were as follows (in thousands):

	As of Date of Sale	January 3, 2010
Current assets:		
Inventory	$ 2,367	$ 2,367
Prepaid expenses and other current assets	32	182
Total current assets	2,399	2,549
Non-current assets:		
Fixed assets, net	5,401	5,145
Intangible assets, net	781	781
Goodwill	2,732	2,732
Other assets	25	31
Total non-current assets	8,939	8,689
Total	$11,338	$11,238

There were no liabilities classified as held for sale as the Company did not transfer any pre-closing liabilities in the transaction. Accounts receivable and liabilities associated with the HME and IV businesses approximated $11 million and $3 million, respectively, as of the date of sale. The Company retained accounts receivable, net associated with these businesses of approximately $10.2 million at January 3, 2010.

HME and IV net revenues and operating results for the periods presented were as follows (dollars in thousands):

	For the Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
Net revenues	$ 3,956	$ 55,281	$52,328
Income (loss) before income taxes	$(7,089)	$(11,164)	$ 3,154
Loss on sale of business	(2,134)	—	—
Income tax benefit (expense)	3,618	550	(1,150)
Discontinued operations, net of tax	$(5,605)	$(10,614)	$ 2,004

Depreciation and amortization expense relating to discontinued operations amounted to $5.9 million and $5.7 million for fiscal years 2009 and 2008, respectively. The Company recorded no depreciation and amortization expense relating to fiscal year 2010 as the assets were treated as held-for-sale at January 3, 2010, in accordance with applicable guidance.

Upon designation as held for sale, the carrying value of the assets of the businesses were recorded at the lower of their carrying value or their estimated fair value less costs to sell. The Company performed a goodwill impairment test which indicated an impairment of the goodwill associated with these businesses and recorded a write-down of goodwill of approximately $9.6 million in discontinued operations for fiscal year 2009. There was no income tax benefit recorded in connection with the goodwill write-down.

Other Asset Disposition

Effective January 30, 2010, the Company sold assets associated with a home health branch operation in Iowa for cash consideration of approximately $0.3 million and recognized a gain of approximately $0.1 million recorded in gain on sale of assets, net in the Company's consolidated statement of income for fiscal year ended December 31, 2010.

Pediatric and Other Asset Dispositions

During fiscal 2009, the Company sold assets associated with certain branch offices that specialized primarily in pediatric home health care services for consideration of $6.5 million. The sales related to seven offices in five cities and included the adult home care services in the affected offices. The Company received $5.9 million in cash at the close of the sale and $0.6 million as a final payment in September 2009. In addition, the Company sold assets associated with two branch offices in upstate New York which provided home health services under New York Medicaid programs, for cash consideration of $0.3 million. The transactions, after deducting related costs, resulted in a net gain before income taxes of $6.0 million. This gain is included in the gain on sale of assets and business, net in the Company's consolidated statement of income for fiscal year 2009.

CareCentrix Disposition

Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity ownership interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million, consisting of (i) cash proceeds of $84 million (which included payment in full of the $38 million redemption note), (ii) a $25 million note receivable bearing interest at 10 percent per annum, (iii) a working capital adjustment of $1.4 million, and (iv) reimbursement of $1.5 million of transaction related expenses incurred by the Company. In addition, the Company retained a 31 percent equity interest in CareCentrix Holdings on the CareCentrix disposition date, represented by 234,000 shares of preferred stock and 260,000 shares of common stock. As of January 30, 2009, CareCentrix Holdings effected a ten-for-one stock split of its common stock.

The Company recorded its investment in the preferred stock of CareCentrix Holdings at fair value of $23.3 million as of the transaction closing date. The preferred stock carries a 12 percent cumulative dividend, to be paid as declared or upon liquidation or other allowed redemptions, and has a liquidation value of $100 per share plus the accumulated and unpaid dividends. In accordance with applicable guidance, the Company's investment in common stock of CareCentrix Holdings was recorded on a carryover basis; therefore, the carrying value of the common stock at date of disposition was recorded at no value.

During fiscal year 2008, the Company recognized a pre-tax gain on the sale of approximately $107.9 million, net of approximately $6.5 million of transaction costs. Transaction costs included (i) approximately $4.7 million of professional fees and expenses, including fees associated with an amendment of the Company's credit facility, (ii) $1.2 million related to the write-off of capitalized development costs for software that will not be utilized following the transaction, and (iii) $0.6 million in additional amortization of deferred debt issuance costs related to the debt repayment.

Note 4. Fair Value of Financial Instruments

The Company's financial instruments are measured and recorded at fair value on a recurring basis, except for note receivable from CareCentrix and long-term debt. The fair values for note receivable from CareCentrix and non-financial assets, such as fixed assets, intangible assets and goodwill, are measured periodically and recorded only if an impairment charge is required. The carrying amount of the Company's accounts receivable, accounts payable and certain other current liabilities approximates fair value due to their short maturities.

Fair value is defined under authoritative guidance as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The three levels of inputs are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Instruments Recorded at Fair Value

The Company's fair value hierarchy for its financial assets measured at fair value on a recurring basis was as follows (in thousands):

	December 31, 2010				January 3, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:								
Money market funds	$49,478	$—	$—	$49,478	$79,919	$—	$—	$79,919
Rabbi Trust:								
Mutual funds	25,422	—	—	25,422	17,030	—	—	17,030
Money market funds	610	—	—	610	2,950	—	—	2,950
Total assets	$75,510	$—	$—	$75,510	$99,899	$—	$—	$99,899
Liabilities:								
Payables to plan participants	$26,032	$—	$—	$26,032	$19,980	$—	$—	$19,980

Assets of the Rabbi Trust are held for the benefit of participants of the Company's non-qualified defined contribution retirement plan. The value of assets held in a Rabbi Trust is based on quoted market prices of securities and investments, including money market accounts and mutual funds, maintained within the Rabbi Trust. The corresponding amounts payable to plan participants are equivalent to the underlying value of assets held in the Rabbi Trust. Assets held in a Rabbi Trust and amounts payable to plan participants are classified in other assets and other liabilities, respectively, in the Company's consolidated balance sheets. See Note 16 for additional information. Money market funds held in the Company's account represent cash equivalents and were classified in cash and cash equivalents in the Company's consolidated balance sheets at December 31, 2010 and January 3, 2010.

At the beginning of fiscal 2009, the Company held auction rate securities with par value of $13 million classified as long-term investments with an estimated fair value of 85 percent of par, due to the reduced liquidity for these securities as a result of failed auctions. During fiscal 2009, the Company sold (i) $3.0 million of auction rate securities at 85 percent of par, (ii) $5.0 million of auction rate securities at 89 percent of par, and (iii) $5.0 million of auction rate securities at par. In connection with these transactions, the Company reversed the valuation allowance of $1.9 million ($1.2 million, net of tax as reflected in accumulated other comprehensive loss) and recorded a realized loss of approximately $1.0 million which was reflected in interest expense and other in the Company's consolidated statement of income for fiscal 2009. The following table provides a summary of changes in fair value of the Company's Level 3 financial assets (in thousands):

	Total
Balance at December 28, 2008	$ 11,050
Reversal of valuation	1,950
Cash proceeds from sale of financial assets	(12,000)
Realized loss on sale	(1,000)
Balance at January 3, 2010	$ —

Other Financial Instruments

The carrying amount and estimated fair value of the Company's other financial instruments were as follows (in thousands):

	December 31, 2010		January 3, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Note receivable from CareCentrix	$ 25,000	$ 27,300	$ 25,000	$ 26,000
Liabilities:				
Long-term debt	$1,026,563	$1,093,588	$232,000	$216,900

The estimated fair value of the note receivable from CareCentrix was determined from Level 3 inputs based on an income approach using the discounted cash flow method. The fair value represents the net present value of (i) the after tax cash flows relating to the note's annual income stream plus (ii) the return of the invested principal using a maturity date of March 25, 2014 (see Note 6), after considering assumptions relating to risk factors and economic conditions.

In determining the estimated fair value of long-term debt, Level 2 inputs based on the use of bid and ask prices were considered. Due to the infrequent number of transactions that occur related to the long-term debt, the Company does not believe an active market exists for purposes of this disclosure.

Cash Flow Hedge

The Company utilizes derivative financial instruments to manage interest rate risk. Derivatives are held only for the purpose of hedging such risk, not for speculative purposes. The Company's derivative instruments consist of (i) a one year interest cap with a notional value of $220.0 million and (ii) two year forward starting interest rate swaps with notional value of $300.0 million, each agreement designated as a cash flow hedge of the variability of cash flows associated with a portion of the Company's variable rate term loans (see Note 10).

While the Company believes the derivative will effectively help manage its risk, the derivative is subject to the risk that the counterparties are unable to perform under the terms of the swap agreement. The Company executed the derivative with various counterparties that are well known major financial institutions. The Company has monitored the creditworthiness of its counterparties and based on this analysis considers nonperformance by its counterparties to be unlikely.

In accordance with applicable guidance, the derivative instrument is recorded at fair value on the Company's consolidated balance sheet. Changes in the fair value of the derivative are reported in Gentiva shareholders' equity in accumulated other comprehensive income until earnings is affected by the hedged item. The effectiveness of the Company's derivative was assessed at inception and is assessed on an ongoing basis, with any ineffective portion of the designated hedge reported currently in earnings. As of December 31, 2010, the Company had unrealized gains on the derivatives of $0.5 million recorded in accumulated other comprehensive income.

Note 5. Net Revenues and Accounts Receivable

Net Revenues

Net revenues by major payer classification were as follows (in thousands):

	Fiscal Year		
	2010	2009	2008
Medicare:			
Home Health	$ 822.7	$ 782.5	$ 648.0
Hospice	326.2	68.8	56.2
Total Medicare	1,148.9	851.3	704.2
Medicaid and Local Government	84.9	94.2	122.5
Commercial Insurance and Other:			
Paid at episodic rates	86.5	79.3	53.2
Other	126.7	127.7	359.6
Total Commercial Insurance and Other	213.2	207.0	412.8
Total net revenues	$1,447.0	$1,152.5	$1,239.5

Net revenues in the Home Health and Hospice segments were derived from all major payer classes. CareCentrix net revenues recorded in fiscal 2008 were 100 percent attributable to the Commercial Insurance and Other payer source.

CareCentrix is a party to a contract with Cigna, pursuant to which CareCentrix provided or contracted with third-party providers to provide various homecare services, including direct home nursing and related services, home infusion therapies and certain other specialty medical equipment to patients insured by Cigna. For fiscal years 2008, Cigna accounted for approximately 81 percent of CareCentrix total net revenues, which in turn represented approximately 15 percent of the Company's total net revenues.

No other commercial payer accounted for 10 percent or more of the Company's total net revenues in any of the reported periods.

Medicare net revenues in the Hospice segment in fiscal 2010 included contractual adjustments of $3.0 million to reduce certain provider revenues to the estimated Medicare cap. The Company determined that none of its hospice providers exceeded the Medicare payment cap in fiscal years 2009 and 2008.

Medicare MO 175 Issue

During fiscal 2004, CMS determined that home care providers should have received lower reimbursements for certain services rendered to beneficiaries discharged from inpatient hospitals within 14 days immediately preceding admission to home healthcare (known as the "MO 175 issue"). As a result, the Company had recorded Medicare liabilities relating to the MO 175 issue aggregating $1.7 million through 2006. In late December 2006, Medicare began recouping amounts for these items. In December 2008, Medicare announced it was no longer

pursuing reimbursement for this issue for fiscal years 2001 through 2004 and, as such, the Company reversed the remaining reserve relating to the MO 175 issue of approximately $1.3 million into income for the fiscal year ended December 28, 2008.

Other Settlements

During fiscal 2008, the Company recorded a pre-tax charge of approximately $1.8 million in connection with changes in estimated settlements relating to reimbursement for services performed in prior years under various Federal, state and local programs.

Accounts Receivable

Accounts receivable attributable to major payer sources of reimbursement are as follows:

	December 31, 2010	January 3, 2010
Medicare	$186,747	$126,927
Medicaid and Local Government	35,872	16,465
Commercial Insurance and Other	44,623	48,104
Gross Accounts Receivable	267,242	191,496
Less: Allowance for doubtful accounts	(7,654)	(9,304)
Net Accounts Receivable	$259,588	$182,192

Net accounts receivable associated with the Company's discontinued operations were approximately $10.2 million at January 3, 2010. The Commercial Insurance and Other payer group included self-pay accounts receivable relating to patient co-payments of $2.6 million and $3.8 million as of December 31, 2010 and January 3, 2010, respectively.

Note 6. Note Receivable from and Investment in CareCentrix

The Company holds a $25 million convertible subordinated promissory note from CareCentrix Holdings. The note is due on the earliest of March 25, 2014, a public offering by CareCentrix Holdings, or a sale of CareCentrix Holdings. The note bears interest at a fixed rate of 10 percent, which is payable quarterly, provided that CareCentrix remains in compliance with its senior debt covenants. Interest on the CareCentrix note, which is included in interest income in the accompanying consolidated statements of income, amounted to $2.5 million for fiscal years 2010 and 2009 and $0.6 million in fiscal 2008.

At December 31, 2010 and January 3, 2010, the Company held an ownership interest of approximately 30 percent in the combined preferred and common equity of CareCentrix Holdings Inc. The Company's ongoing ownership interest is subject to dilution following any equity issuances to employees of CareCentrix Holdings Inc. and any other parties.

The Company recognized approximately $1.3 million and $1.1 million of equity in the net earnings of CareCentrix for fiscal years 2010 and 2009, respectively, and $35 thousand of equity in the net loss of CareCentrix for the period September 25, 2008 to December 28, 2008.

Note 7. Fixed Assets, Net

(in thousands)	Useful Lives	December 31, 2010	January 3, 2010
Land	Indefinite	$ 1,660	$ 730
Building	30 Years	6,948	2,938
Computer equipment and software	3-7 Years	112,772	103,022
Home medical equipment	4 Years	4,207	3,686
Furniture and fixtures	5 Years	38,287	32,211
Leasehold improvements	Lease Term	19,471	14,120
Machinery and equipment	5 Years	3,741	4,008
		187,086	160,715
Less accumulated depreciation		(101,379)	(94,802)
		$ 85,707	$ 65,913

Depreciation expense was approximately $14.5 million in fiscal 2010, $11.9 million in fiscal 2009 and $11.7 million in fiscal 2008.

Computer equipment and software at December 31, 2010 and January 3, 2010, included deferred software development costs of $37.2 million and $37.0 million, respectively, primarily related to the Company's LifeSmart clinical management system. During fiscal 2009, the Company began depreciating its clinical management software, on a straight-line basis utilizing a seven year useful life, at the time that the technology became available for its intended use within a specific branch. Depreciation expense relating to LifeSmart approximated $0.9 million for fiscal 2010 and $0.2 million for fiscal 2009. In connection with the Odyssey acquisition, the Company has begun a strategic evaluation of its various field operating systems to review alternatives towards achieving a comprehensive platform, capable of handling both its Home Health and Hospice business segments.

As of December 31, 2010 and January 3, 2010, the net book value of home medical equipment was approximately $1.8 million and $1.9 million, respectively, representing monitoring and other devices used primarily in the Company's home health business. Net book value of home medical equipment utilized in the Company's HME and IV businesses approximated $3.7 million at January 3, 2010, which was reflected in non-current assets held for sale in the Company's consolidated balance sheet.

Note 8. Goodwill and Intangible Assets

Goodwill amounting to $1.085 billion and $299.5 million was reflected in the accompanying consolidated balance sheets as of December 31, 2010 and January 3, 2010, respectively. The Company had indefinite-lived intangible assets of $318.8 million and $221.1 million recorded as of December 31, 2010 and January 3, 2010, respectively.

The gross carrying amount and accumulated amortization of each category of identifiable intangible assets as of December 31, 2010 and January 3, 2010 were as follows (in thousands):

	December 31, 2010			January 3, 2010			
	Home Health	Hospice	Total	Home Health	Hospice	Total	Useful Life
Amortized intangible assets:							
Covenants not to compete	$ 1,473	$ 15,675	$ 17,148	$ 1,323	$ 275	$ 1,598	2-5 Years
Less: accumulated amortization	(1,253)	(2,671)	(3,924)	(1,132)	(197)	(1,329)	
Net covenants not to compete	220	13,004	13,224	191	78	269	
Customer relationships	27,196	910	28,106	27,016	660	27,676	5-10 Years
Less: accumulated amortization	(11,456)	(208)	(11,664)	(8,580)	(121)	(8,701)	
Net customer relationships	15,740	702	16,442	18,436	539	18,975	
Tradenames	18,215	16,730	34,945	18,215	130	18,345	5-10 Years
Less: accumulated amortization	(8,702)	(663)	(9,365)	(6,834)	(24)	(6,858)	
Net tradenames	9,513	16,067	25,580	11,381	106	11,487	
Subtotal	25,473	29,773	55,246	30,008	723	30,731	
Indefinite-lived intangible assets:							
Medicare licenses and certificates of need	220,285	98,526	318,811	217,036	4,026	221,062	Indefinite
Total identifiable intangible assets	$245,758	$128,299	$374,057	$247,044	$4,749	$251,793	

The gross carrying amount of goodwill and accumulated impairment losses as of December 31, 2010 and January 3, 2010 were as follows (in thousands):

	Home Health	Hospice	Discontinued Operations(1)	Total
Balance at December 28, 2008:				
Goodwill	$258,612	$ 37,257	$12,344	$ 308,213
Accumulated impairment losses	—	—	—	—
Total	258,612	37,257	12,344	308,213
Fiscal year 2009 activity:				
Impairment loss	—	—	(9,612)	(9,612)
Reclassification to intangibles	—	(57)	—	(57)
Reclassification to non current assets held for sale	—	—	(2,732)	(2,732)
Goodwill acquired during 2009	3,722	—	—	3,722
Balance at January 3, 2010:				
Goodwill	262,334	37,200	9,612	309,146
Accumulated impairment losses	—	—	(9,612)	(9,612)
Total	262,334	37,200	—	299,534
Fiscal year 2010 activity:				
Impairment loss	—	—	—	—
Goodwill acquired during 2010	2,345	783,187	—	785,532
Balance at December 31, 2010:				
Goodwill	264,679	820,387	9,612	1,094,678
Accumulated impairment losses	—	—	(9,612)	(9,612)
Total	$264,679	$820,387	$ —	$1,085,066

(1) Represents goodwill associated with the Company's HME and IV businesses which were classified as held for sale at January 3, 2010.

For fiscal years 2010 and 2009, the gross carrying amount of certain identifiable intangible assets and goodwill increased as a result of acquisitions the Company completed (see Note 3).

For the fiscal years 2010, 2009 and 2008, amortization expense approximated $8.1 million, $5.0 million and $4.6 million, respectively. The estimated amortization expense for each of the five succeeding fiscal years approximates $13.0 million for fiscal year 2011, $11.5 million for fiscal year 2012, $7.8 million for fiscal year 2013, $5.9 million for fiscal year 2014 and $5.7 million for fiscal year 2015.

Medicare Licenses and Certificates of Need

Medicare licenses and certificates of need represent the largest component of identifiable intangible assets. A Medicare license, which represents a provider number issued by the federal or state government, is a necessary requirement for any health care provider to be eligible to receive reimbursement for patient services under the government programs. A CON is a formal acknowledgement by a state government that a particular health care service, program or capital expenditure meets the identified needs of the state in providing health care to its population. For home health or hospice providers in certain regulated states, a CON functions as a permit or authorization to provide services in certain designated areas (i.e., counties or service areas) indefinitely. The CON process varies from state to state and is designed to prevent unnecessary duplication of services by regulating the number of providers that can engage in particular types of services within the service area. Currently, 17 states and the District of Columbia require CONs in order to operate a Medicare-certified home health agency, and 13 states and the District of Columbia require CONs in order to operate a Medicare-certified hospice agency. Without CON authority in these jurisdictions, a party is precluded from providing these services. The issuance of new CONs by most of these states has been very limited.

The amounts set forth in the table above for "Indefinite-lived intangible assets—Medicare licenses and certificates of need" reflect the value of Medicare licenses acquired in the Odyssey acquisition and CONs acquired during fiscal 2006 and thereafter. The carrying value of Medicare licenses were determined using a replacement cost and an opportunity cost approach, recognizing the time and expense to obtain a license if such license had not previously existed in the geographic areas covered by Odyssey branches. The carrying value of CONs were determined using an income approach, recognizing that CONs represent a right to conduct business in otherwise restricted areas as discussed above and should be recognized as an intangible asset apart from goodwill in accordance with authoritative guidance.

Gentiva has also classified the Medicare licenses and CONs as indefinite-lived, and therefore determined that the value of these Medicare licenses and CONs should not be amortized, in accordance with authoritative guidance that states "if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite." The holder of a Medicare license may continue to provide services indefinitely as long as the healthcare provider continues to meet eligibility requirements. The holder of a CON may provide services in CON-approved counties indefinitely as long as services continue to be provided in a manner consistent with and as authorized by the respective CON. Furthermore, CONs are not subject to obsolescence because of competition since the issuance of new CONs is subject to regulatory approval that is granted in part only if there is a "need" for services of the same type in the relevant market. That attribute is a major factor in the significant market value inherent in a CON.

Note 9. Restructuring Costs, Acquisition and Integration Activities and Legal Settlements

During fiscal years 2010, 2009 and 2008, the Company recorded net charges of $46.0 million, $2.4 million and $2.7 million, respectively, relating to restructuring, acquisition and integration activities, and legal settlements. These charges were recorded in selling, general and administrative expenses in the Company's consolidated statements of income.

Restructuring Costs

During the year ended December 31, 2010, the Company recorded charges of $6.3 million as compared to $1.9 million and $1.0 million for the years ended January 3, 2010 and December 28, 2008, respectively, in connection with restructuring activities, including severance costs in connection with the termination of personnel and facility leases and other costs. These charges included a non-cash charge of approximately $0.6 million, recorded in fiscal 2010, associated with the acceleration of compensation expense relating to future vesting of stock options under severance agreements for certain of the Company's executive officers.

Acquisition and Integration Activities

During the year ended December 31, 2010, the Company recorded charges of $26.0 million in connection with costs of acquisition and integration activities, primarily related to the Odyssey transaction. These costs consisted of legal, accounting and other professional fees and expenses, costs of obtaining required regulatory approvals, write-off of prepaid fees in connection with the termination of the Company's 2006 Credit Agreement and severance costs. Charges for acquisition and integration activities were $0.5 million and $1.7 million for the years ended January 3, 2010 and December 28, 2008, respectively.

Legal Settlements

For the year ended December 31, 2010, the Company recorded legal settlements of $13.7 million consisting of (i) net settlement costs and legal fees of $4.2 million related to a three-year old commercial contractual dispute involving the Company's former subsidiary, CareCentrix, and (ii) incremental charges of $9.5 million in connection with an agreement in principle, subject to final approvals, between the Company and the federal government to resolve the matters which were subject to a 2003 subpoena relating to the Company's cost reports for the 1998 to 2000 periods. The settlement costs related to CareCentrix are presented net of a tax benefit of $1.8 million which is expected to be realized by and reimbursed to the Company from CareCentrix. Such benefit was classified in prepaid expenses and other current assets in the Company's consolidated balance sheet at December 31, 2010. See Note 15 for further information.

The costs incurred and cash expenditures associated with these activities during fiscal years 2010, 2009 and 2008 were as follows (in thousands):

	Restructuring	Acquisition & Integration	Legal Settlements	Total
Balance at December 30, 2007	$ 541	$ —	$ 3,000	$ 3,541
Charge in 2008	965	1,738	—	2,703
Cash expenditures	(1,407)	(1,738)	—	(3,145)
Balance at December 28, 2008	99	—	3,000	3,099
Charge in 2009	1,938	454	—	2,392
Cash expenditures	(1,391)	(454)	—	(1,845)
Balance at January 3, 2010	646	—	3,000	3,646
Charge in 2010	6,269	26,040	13,694	46,003
Cash expenditures	(3,445)	(19,561)	(5,994)	(29,000)
Non-cash adjustment / asset write-off	(577)	(2,495)	1,800	(1,272)
Balance at December 31, 2010	$ 2,893	$ 3,984	$12,500	$ 19,377

The balance of unpaid charges relating to all restructuring and acquisition and integration activities aggregated $6.9 million at December 31, 2010 and $0.6 million at January 3, 2010, which was included in other accrued expenses in the Company's consolidated balance sheets. Unpaid charges associated with the government subpoena and investigation were included in Medicare liabilities in the Company's consolidated balance sheets and aggregated $12.5 million at December 31, 2010 and $3.0 million at January 3, 2010.

Note 10. Long-Term Debt

Credit Arrangements

On August 17, 2010, Gentiva entered into a new senior secured credit agreement which provided for (i) a $200 million Term Loan A facility, (ii) a $550 million Term Loan B facility and (iii) a $125 million revolving credit facility (the "Credit Agreement") and completed the issuance of $325 million aggregate principal amount of 11.5% Senior Notes due 2018 (the "Senior Notes"). On such date, Gentiva used cash on hand and proceeds from borrowings of $1.105 billion, including $30 million of borrowings under the revolving credit facility, to (i) pay the cash purchase price in connection with the acquisition of Odyssey, (ii) repay all amounts outstanding under Odyssey's then existing credit facility which was then terminated, (iii) repay all amounts outstanding under Gentiva's then existing credit agreement as further described below and (iv) pay various fees and expenses resulting from the Odyssey acquisition and related financing. Revolving credit facility borrowings of $30 million and term loan borrowings of approximately $23.4 million were repaid prior to December 31, 2010. Borrowings under the Credit Agreement and Senior Notes are guaranteed jointly and severally by substantially all of Gentiva's subsidiaries, including Odyssey and its subsidiaries.

Prior to August 17, 2010, Gentiva maintained a credit agreement (the "2006 Credit Agreement") which was entered into on February 28, 2006 and initially consisted of a seven year term loan of $370 million and a six year revolving credit facility of $75 million. As noted above, on August 17, 2010, remaining outstanding borrowings under the 2006 Credit Agreement, which consisted of term loan borrowings of $232 million, were repaid and the 2006 Credit Agreement was terminated.

As of December 31, 2010 and January 3, 2010, long-term debt consisted of the following (in thousands):

	December 31, 2010	January 3, 2010
Credit Agreement:		
Term Loan A, maturing August 17, 2015	$ 180,000	$ —
Term Loan B, maturing August 17, 2016	546,563	—
Revolving credit borrowings	—	—
11.5% Senior Notes due 2018	325,000	—
Term loan borrowings under 2006 Credit Agreement	—	237,000
Total debt	1,051,563	237,000
Less: current portion of long-term debt	(25,000)	(5,000)
Total long-term debt	$1,026,563	$232,000

As of December 31, 2010, the aggregate principal payments of long-term debt were $25.0 million in 2011, $38.8 million in each of the years 2012 through 2014, $107.5 million in 2015 and $802.8 million thereafter. The weighted average interest rate on outstanding borrowings was 8.2 percent per annum at December 31, 2010 and 2.0 percent per annum at January 3, 2010.

Outstanding letters of credit were $54.6 million at December 31, 2010 and $35.0 million at January 3, 2010. The letters of credit were issued to guarantee payments under the Company's workers' compensation program and for certain other commitments. As of December 31, 2010, the Company's unused and available borrowing capacity under the Credit Agreement was $70.4 million.

Various provisions of Gentiva's Credit Agreement and Senior Notes are further described below.

Credit Agreement

The Credit Agreement provides senior secured financing consisting of term loan facilities and a revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans.

The Term Loan A facility is subject to mandatory principal payments of $25 million per year, payable in equal quarterly installments, with the remaining balance of the original $200 million loan payable on August 17, 2015. The Term Loan B facility is subject to mandatory principal payments of $13.8 million per year, payable in equal quarterly installments, with the remaining balance of the original $550 million loan payable on August 17, 2016. The mandatory principal payments in any year are subject to reduction based on the level of voluntary prepayments. Advances under the revolving credit facility may be made, and letters of credit may be issued, up to the $125 million borrowing capacity of the facility at any time prior to the facility expiration date of August 17, 2015.

Gentiva may voluntarily repay outstanding loans under the revolving credit facility or the term loan facilities at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. Prepayment and commitment reductions will be required in connection with (i) certain asset sales, (ii) certain extraordinary receipts such as certain insurance proceeds, (iii) cash proceeds from the issuance of debt, (iv) 50 percent of the proceeds from the issuance of equity with step-downs based on leverage, with certain exceptions, and (v) 75 percent of "Excess Cash Flow" (as defined in the Credit Agreement) with two step-downs based on the Company's leverage ratio.

The interest rate per annum on borrowings under the Credit Agreement is based on, at the option of the Company, (i) the Eurodollar Rate or (ii) the Base Rate, plus an Applicable Rate. The Base Rate represents the highest of (x) the Bank of America prime rate, (y) the federal funds rate plus 0.50 percent and (z) the Eurodollar Rate plus 1.00 percent. In connection with determining the interest rates on the Term Loan A and Term Loan B facilities, in no event shall the Eurodollar Rate be less than 1.75 percent and the Base Rate be less than 2.75 percent. The Applicable Rate for Term Loan B borrowings through maturity and Term Loan A and revolving credit borrowings through December 31, 2010 is 5.00 percent for Eurodollar Rate loans and letter of credit fees and 4.00 percent for Base Rate loans. Beginning in 2011, the Applicable Rate component of the interest rate for Term Loan A and revolving credit borrowings is based on the Company's consolidated leverage ratio as follows:

Consolidated Leverage Ratio	Eurodollar Rate Loans and Letter of Credit Fees	Base Rate Loans
> 3.0:1	5.00%	4.00%
> 2.0:1 and < 3.0:1	4.50%	3.50%
< 2.0:1	4.00%	3.00%

As of December 31, 2010, the Company's consolidated leverage ratio was 3.6x.

The Company may select interest periods of one, two, three or six months for Eurodollar Rate loans. Interest is payable at the end of the selected interest period. From August 17, 2010 through December 31, 2010, the interest rate on borrowings under the Credit Agreement was 6.75 percent per annum. The Company must also pay a fee of 0.50 percent per annum on unused commitments under the revolving credit facility.

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's and its subsidiaries' ability to incur additional indebtedness or issue certain preferred stock, create liens on assets, enter into sale and leaseback transactions, engage in mergers or consolidations with other companies, sell assets, pay dividends, repurchase capital stock, make investments, loans and advances, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements, repay certain indebtedness, change the nature of the Company's business, change accounting policies and practices, grant negative pledges and incur capital expenditures. In addition, the Credit Agreement requires the Company to maintain a maximum total leverage ratio and a minimum interest coverage ratio and contains certain customary affirmative covenants and events of default.

The Company's Credit Agreement includes a requirement that the Company enter into and maintain interest rate swap contracts covering a notional value of not less than 50 percent of the Company's aggregate consolidated outstanding indebtedness (other than total revolving credit outstanding) including the Senior Notes for a period of not less than three years. On November 15, 2010, the Company entered into derivative

instruments consisting of (i) a one year interest rate cap with a notional value of $220.0 million and (ii) a two year forward starting interest rate swaps with notional value of $300.0 million. Under the interest rate cap, the Company pays a fixed rate of 1.75 percent per annum plus an applicable rate (an aggregate of 6.75 percent per annum for the period beginning November 15, 2010 through December 30, 2011) on the $220 million rather than a variable rate plus an applicable rate. Under the two year forward starting interest rate swaps, beginning December 31, 2011, the Company will pay a fixed rate of 2.225 percent per annum plus an applicable rate (an aggregate of 7.225 percent per annum thereafter) on $300 million of the Company's variable rate debt. As of December 31, 2010, the Company was in compliance with all covenants in the Credit Agreement.

Guaranty Agreement and Security Agreement

On August 17, 2010, Gentiva and substantially all of its subsidiaries (the "Guarantor Subsidiaries") entered into a guaranty agreement pursuant to which the Guarantor Subsidiaries have agreed, jointly and severally, to guarantee all of the Company's obligations under the Credit Agreement. Additionally, Gentiva and its Guarantor Subsidiaries entered into a security agreement pursuant to which a first-priority security interest was granted in substantially all of the Company's and its Guarantor Subsidiaries' present and future real, personal and intangible assets, including the pledge of 100 percent of all outstanding capital stock of substantially all of the Company's domestic subsidiaries to secure full payment of all of the Company's obligations for the ratable benefit of the lenders.

Senior Notes

The Senior Notes are unsecured, senior subordinated obligations of the Company. The Senior Notes are guaranteed by all of Gentiva's subsidiaries that are guarantors under the Credit Agreement. Interest on the Senior Notes accrues at a rate of 11.5 percent per annum and is payable semi-annually in arrears on March 1 and September 1, commencing on March 1, 2011. Gentiva will make each interest payment to the holders of record on the immediately preceding February 15 and August 15.

The Senior Notes will mature on September 1, 2018 and are generally free to be transferred. Gentiva may redeem the Senior Notes, in whole or in part, at any time prior to the first interest payment of 2014, at a price equal to 100 percent of the principal amount of the Senior Notes redeemed plus an applicable make-whole premium based on the present value of the remaining payments discounted at the treasury rate plus 50 basis points plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to September 1, 2013, Gentiva may redeem up to 35 percent of the aggregate principal amount of the Senior Notes with the net cash proceeds of a qualified equity offering at a redemption price equal to 111.5 percent of the aggregate principal amount, provided that (i) at least 65 percent of the aggregate principal amount of Senior Notes originally issued remain outstanding after the occurrence of such redemption and (ii) such redemption occurs within 180 days after the closing of a qualified equity offering.

On or after September 1, 2014, Gentiva may redeem all or part of the Senior Notes at redemption prices set forth below plus accrued and unpaid interest and Additional Interest, if any, as defined in the indenture relating to the Senior Notes during the twelve month period beginning on September 1 of the years indicated below:

Year	Percentage
2014	105.750%
2015	102.875%
2016 and thereafter	100.000%

Other

The Company has equipment capitalized under capital lease obligations. At December 31, 2010 and January 3, 2010, long-term capital lease obligations were $0.2 million and $0.5 million, respectively, and were recorded in other liabilities on the Company's consolidated balance sheets. The current portion of obligations under capital leases was $0.3 million and $0.7 million at December 31, 2010 and January 3, 2010, respectively, and was recorded in other accrued expenses on the Company's consolidated balance sheets.

Note 11. Shareholders' Equity

The Company's authorized capital stock includes 25,000,000 shares of preferred stock, $.01 par value, of which 1,000 shares have been designated Series A Cumulative Non-voting Redeemable Preferred Stock ("cumulative preferred stock").

On April 14, 2005, the Company extended its stock repurchase activity with the announcement of the Company's fifth stock repurchase program authorized by the Company's Board of Directors, under which the Company could repurchase and retire up to an additional 1,500,000 shares of its outstanding common stock. The repurchases can occur periodically in the open market or through privately negotiated transactions based on market conditions and other factors. During fiscal year 2009, the Company repurchased 327,828 shares of its outstanding common stock at an average cost of $14.68 per share and a total cost of $4.8 million. During fiscal year 2010, the Company repurchased 175,000 shares of its outstanding common stock at an average cost of $28.49 per share and a total cost of approximately $5.0 million. As of December 31, 2010, the Company had remaining authorization to repurchase an aggregate of 180,568 shares of its outstanding common stock.

The Company's Credit Agreement and the indenture governing the Senior Notes provide, with certain exceptions, for a limit of $5.0 million per fiscal year for repurchases of the Company's common stock.

Note 12. Legal Matters

Litigation

In addition to the matters referenced in this Note 12, the Company is party to certain legal actions arising in the ordinary course of business, including legal actions arising out of services rendered by its various operations, personal injury and employment disputes. Management does not expect that these other legal actions will have a material adverse effect on the business or financial condition of the Company.

On May 10, 2010, a collective and class action complaint entitled Lisa Rindfleisch et al. v. Gentiva Health Services, Inc. was filed in the United States District Court for the Eastern District of New York against the Company in which five former employees allege wage and hour law violations. On October 8, 2010, the Court granted the Company's motion to transfer the venue of the lawsuit to the United States District Court for the Northern District of Georgia. The former employees claim they were paid pursuant to "an unlawful hybrid" compensation plan that paid them on both a per visit and an hourly basis, thereby voiding their exempt status and entitling them to overtime pay. The plaintiffs allege continuing violations of federal and state law and seek damages under the Fair Labor Standards Act ("FLSA"), as well as under the New York Labor Law and North Carolina Wage and Hour Act. Plaintiffs seek class certification of similar employees and seek attorneys' fees, back wages and liquidated damages going back three years under the FLSA, six years under the New York statute and two years under the North Carolina statute.

On June 11, 2010, a collective and class action complaint entitled Catherine Wilkie, individually and on behalf of all others similarly situated v. Gentiva Health Services, Inc. was filed in the United States District Court for the Eastern District of California against the Company in which a former employee alleges wage and hour violations under the FLSA and California law. The complaint alleges that the Company paid some of its employees on both a per visit and hourly basis, thereby voiding their exempt status and entitling them to overtime pay. The complaint further alleges that California employees were subject to violations of state laws requiring meal and rest breaks, accurate wage statements and timely payment of wages. The plaintiff seeks class certification, attorneys' fees, back wages, penalties, and damages going back three years on the FLSA claim and four years on the state wage and hour claims.

On July 29, 2010, a collective action complaint entitled Nelson Alleman, on behalf of himself and others similarly situated v. Gentiva Health Services, Inc. was filed in the United States District Court for the Northern District of Georgia, Gainesville Division, against the Company in which a former employee employed as a certified respiratory therapist alleges overtime wage violations under the FLSA. The plaintiff seeks collective action certification of similar employees, attorneys' fees, back wages and damages going back three years under the FLSA.

Given the preliminary stage of the Rindfleisch, Wilkie and Alleman lawsuits, the Company is unable to assess the probable outcome or potential liability, if any, arising from these proceedings. The Company intends to defend itself vigorously in these lawsuits.

Three putative class action lawsuits have been filed in connection with the Company's acquisition ("Merger") of Odyssey. The first, entitled Pompano Beach Police & Firefighters' Retirement System v. Odyssey HealthCare, Inc. et al., was filed on May 27, 2010 in the County Court, Dallas County, Texas. The second, entitled Eric Hemminger et al. v. Richard Burnham et al., was filed on June 9, 2010 in the District Court, Dallas, Texas. The third, entitled John O. Hansen v. Odyssey HealthCare, Inc. et al., was filed on July 2, 2010 in the United States District Court for the Northern District of Texas. All three lawsuits name the Company, GTO Acquisition Corp., Odyssey and the members of Odyssey's board of directors as defendants. All three lawsuits are brought by purported stockholders of Odyssey, both individually and on behalf of a putative class of stockholders, alleging that Odyssey's board of directors breached its fiduciary duties in connection with the Merger by failing to maximize shareholder value and that the Company and Odyssey aided and abetted the alleged breaches. The Company is unable to assess the probable outcome or potential liability, if any, arising from these matters.

On November 2, 2010, a putative shareholder class action complaint, captioned Endress v. Gentiva Health Services, Inc. et al., Civil Action No. 10-CV-5064, was filed in the United States District Court for the Eastern District of New York. The action, which names Gentiva and certain current and former officers as defendants, asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with the Company's participation in the Medicare Home Health Prospective Payment System ("HH PPS"). The complaint alleges that the Company's public disclosures misrepresented and failed to disclose that the Company improperly increased the number of in-home therapy visits to patients for the purposes of triggering higher reimbursement rates under the HH PPS, which caused an artificial inflation in the price of Gentiva's common stock during the period between July 31, 2008 and July 20, 2010. The defendants have not yet responded to the complaint, and, given the preliminary stage of this action, the Company is unable to assess the probable outcome or potential liability, if any, arising from this action. The defendants intend to defend themselves vigorously in this action.

See also Note 20 regarding a shareholder derivative action that was filed on January 4, 2011.

Indemnifications

Healthfield

Upon the closing of the acquisition of The Healthfield Group, Inc. ("Healthfield") on February 28, 2006, an escrow fund was created to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, claims relating to legal proceedings existing as of the closing date, taxes for the pre-closing periods and medical malpractice and workers' compensation claims relating to any act or event occurring on or before the closing date. The escrow fund initially consisted of 1,893,656 shares of Gentiva's common stock valued at $30 million and $5 million in cash. The first $5 million of any disbursements consist of shares of Gentiva's common stock; the next $5 million of any disbursements consist of cash; and any additional disbursements consist of shares of Gentiva's common stock. The escrow fund has been subject to releases of shares of Gentiva's common stock and cash in the escrow fund to certain principal stockholders of Healthfield, less the amount of claims the Company makes against the escrow fund. Through December 31, 2010, the Company has received disbursements from the escrow fund covering interim claims the Company has made against the escrow fund totaling 138,640 shares of common stock representing fair value of approximately $2.7 million. The Company has recorded the shares received as treasury stock in the Company's consolidated balance sheets.

CareCentrix Disposition

In connection with the disposition of a majority ownership interest in the Company's CareCentrix business on September 25, 2008 (the "CareCentrix Transaction") the Company agreed to indemnify the Buyer Parties (as

such term is defined in the Stock Purchase Agreement dated as of August 20, 2008 covering the CareCentrix Transaction) for any inaccuracy in or breach of any representation or warranty of the Company in such Stock Purchase Agreement and for any breach or nonperformance of any covenant or obligation made or incurred by the Company in such Stock Purchase Agreement. The Company also agreed to indemnify the Buyer Parties for certain liabilities arising from an arbitration proceeding in which the Company and CareCentrix were parties that related to a commercial contractual dispute, which was settled on April 14, 2010. In connection with this settlement, the Company recorded settlement costs and legal fees of approximately $4.2 million in fiscal 2010. The Company's representations and warranties, with certain exceptions, generally survived for the period of eighteen months from the closing of the CareCentrix Transaction.

Pediatric and Adult Hourly Services Disposition

The Company has agreed to guarantee the indemnification obligations of certain of the Company's subsidiaries to the purchaser of assets associated with certain branch offices that specialized primarily in pediatric home health care services and adult home care services that were sold effective March 14, 2009. The indemnification obligations generally related to representations, warranties, covenants and agreements made by such subsidiaries in the related asset purchase agreement, as well as to such subsidiaries' related pre-closing operations, liabilities, claims and proceedings. The representations and warranties made by the Company's subsidiaries, with certain exceptions, generally survive for a period of two years from the closing date. The maximum aggregate liability of the Company for any breaches of such representations or liabilities is $6.0 million.

HME and IV Disposition

The Company has agreed to indemnify the Lincare Indemnified Parties (as such term is defined in the Asset Purchase Agreement dated as of February 1, 2010 ("APA") covering the sale on such date of the Company's HME and IV businesses) from any claims arising from (i) any breach of, or failure to perform, any representations, warranties, covenants and other obligations by certain of the Company's subsidiaries, as sellers under the APA, (ii) the Lincare Indemnified Parties' being required to assume or discharge any of certain specified excluded liabilities under the APA or (iii) the Lincare Indemnified Parties' being required to assume or discharge by operation of law any indebtedness, liability or obligation of certain of the Company's subsidiaries, as sellers under the APA, other than certain specified liabilities assumed by Lincare Inc. The representations, warranties, covenants and agreements made by the Company's subsidiaries in the APA generally survive for a period of two years from the closing date, except that certain specified representations and warranties survive for the applicable statute of limitations. The maximum aggregate liability of the Company for any breaches of representations and warranties contained in the APA is $14 million.

Government Matters

PRRB Appeal

In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed the methodology it used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the Provider Reimbursement Review Board ("PRRB") concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary. In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports

for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

The fiscal intermediary completed the reopening of all 1997, 1998 and 1999 cost reports and determined that the adjustment to allowable costs aggregated $15.9 million which the Company has received and recorded as adjustments to net revenues in the fiscal years 2004 through 2006. The Company expects to finalize all items relating to the 2000 cost reports during 2011.

Senate Finance Committee Request

In a letter dated May 12, 2010, the United States Senate Finance Committee requested information from the Company regarding its Medicare utilization rates for therapy visits. The letter was sent to all publicly traded home healthcare companies mentioned in a Wall Street Journal article that explored the relationship between the Centers for Medicare & Medicaid Services home health policies and the utilization rates of some health agencies. The Company has responded to the request. Given the preliminary stage of the Senate Finance Committee inquiry, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Subpoenas

In April 2003, the Company received a subpoena from the Department of Health and Human Services, Office of Inspector General, Office of Investigations ("OIG"). The subpoena sought information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. In February 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. In early May 2010, the Company reached an agreement in principle, subject to final approvals, with the government to resolve this matter. Under the agreement, the Company will pay the government $12.5 million, of which $9.5 million was recorded as a charge in fiscal 2010 with the remaining $3 million covered by a previously-recorded reserve.

On July 13, 2010, the SEC informed the Company that the SEC had commenced an investigation relating to the Company's participation in the Medicare Home Health Prospective Payment System, and, on July 16, 2010, the Company received a subpoena from the SEC requesting certain documents in connection with its investigation. Similar to the Senate Finance Committee request, the SEC subpoena, among other things, focused on issues related to the number of and reimbursement received for therapy visits before and after changes in the Medicare reimbursement system, relationships with physicians, compliance efforts including compliance with fraud and abuse laws, and certain documents sent to the Senate Finance Committee. The Company is in the process of responding to the SEC's request. Given the preliminary stage of the SEC investigation, the Company is unable to assess the probable outcome or potential liability, if any, arising from this matter.

Investigations Involving Odyssey

On February 14, 2008, Odyssey received a letter from the Medicaid Fraud Control Unit of the Texas Attorney General's office notifying Odyssey that the Texas Attorney General was conducting an investigation concerning Medicaid hospice services provided by Odyssey, including its practices with respect to patient admission and retention, and requesting medical records of approximately 50 patients served by its programs in the State of Texas. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of this investigation, the Texas Attorney General's views of the issues being investigated, any actions that the Texas Attorney General may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources. Odyssey believes that it is in material compliance with the rules and regulations applicable to the Texas Medicaid hospice program.

On May 5, 2008, Odyssey received a letter from the DOJ notifying Odyssey that the DOJ was conducting an investigation of VistaCare, Inc. ("VistaCare") and requesting that Odyssey provide certain information and documents related to the DOJ's investigation of claims submitted by VistaCare to Medicare, Medicaid and TRICARE, from January 1, 2003 through March 6, 2008, the date Odyssey completed the acquisition of VistaCare. Odyssey has been informed by the DOJ and the Medicaid Fraud Control Unit of the Texas Attorney General's Office that they are reviewing allegations that VistaCare may have billed the federal Medicare, Medicaid and TRICARE programs for hospice services that were not reasonably or medically necessary or performed as claimed. The basis of the investigation is a qui tam lawsuit filed in the United States District Court for the Northern District of Texas by a former employee of VistaCare. The lawsuit was unsealed on October 5, 2009 and served on Odyssey on January 28, 2010. In connection with the unsealing of the complaint, the DOJ filed a notice with the court declining to intervene in the qui tam action at this time. The Texas Attorney General also filed a notice of non-intervention with the court. These actions should not be viewed as a final assessment by the DOJ or the Texas Attorney General of the merits of this qui tam action. Odyssey continues to cooperate with the DOJ and the Texas Attorney General in their investigations. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigations, the DOJ's or Texas Attorney General's views of the issues being investigated, other than the DOJ's and Texas Attorney General's notice declining to intervene in the qui tam action at this time, any actions that the DOJ or Texas Attorney General may take or the impact, if any, that the investigations may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On January 5, 2009, Odyssey received a letter from the Georgia State Health Care Fraud Control Unit notifying Odyssey that the Georgia State Health Care Fraud Control Unit was conducting an investigation concerning Medicaid hospice services provided by VistaCare from 2003 through 2007 and requesting certain documents. Odyssey is cooperating with the Georgia State Health Care Fraud Control Unit and has complied with the document request. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the Georgia State Health Care Fraud Control Unit's views of the issues being investigated, any actions that the Georgia State Health Care Fraud Control Unit may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 2, 2009, Odyssey received a subpoena from the OIG requesting certain documents related to Odyssey's provision of continuous care services from January 1, 2004 through February 2, 2009. On September 9, 2009, Odyssey received a second subpoena from the OIG requesting medical records for certain patients who had been provided continuous care services by Odyssey during the same time period. Odyssey is cooperating with the OIG and has completed its subpoena production. Based on the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

On February 23, 2010, Odyssey received a subpoena from the OIG requesting various documents and certain patient records of one of Odyssey's hospice programs relating to services performed from January 1, 2006 through December 31, 2009. Odyssey is cooperating with the OIG and has completed its subpoena production. Because of the preliminary stage of this investigation and the limited information that Odyssey has at this time, the Company cannot predict the outcome of the investigation, the OIG's views of the issues being investigated, any actions that the OIG may take or the impact, if any, that the investigation may have on Odyssey's and the Company's business, results of operations, liquidity or capital resources.

Note 13. Commitments

The Company rents certain properties under non-cancelable, long-term operating leases, which expire at various dates. Certain of these leases require additional payments for taxes, insurance and maintenance and, in many cases, provide for renewal options. Rent expense under all leases associated with the Company's

continuing operations were $38.3 million in fiscal 2010, $29.9 million in fiscal 2009 and $29.7 million in fiscal 2008. Rent expense associated with the Company's discontinued operations amounted to $1.0 million, $1.9 million and $1.7 million for fiscal years 2010, 2009 and 2008, respectively.

Future minimum rental commitments and sublease rentals for all non-cancelable leases, related to continuing operations, at December 31, 2010 are as follows (in thousands):

Fiscal Year	Total Commitment	Sublease Rentals	Net
2011	$44,595	$661	$43,934
2012	36,774	554	36,220
2013	25,586	334	25,252
2014	17,430	303	17,127
2015	7,729	102	7,627
Thereafter	3,345	—	3,345

Note 14. Equity-Based Compensation Plans

The Company provides several equity-based compensation plans under which the Company's officers, employees and non-employee directors may participate, including: (i) the Amended and Restated 2004 Equity Incentive Plan ("2004 Plan"), (ii) the Stock & Deferred Compensation Plan for Non-Employee Directors and (iii) the Employee Stock Purchase Plan ("ESPP"). Collectively, these equity-based compensation plans permit the grants of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) performance units, (vi) stock units and (vii) cash, as well as allow employees to purchase shares of the Company's common stock under the ESPP at a pre-determined discount.

Under the 2004 Plan, as amended, 4.1 million shares of common stock plus any remaining shares authorized under the 1999 Stock Incentive Plan as to which awards had not been made are available for grant. The maximum number of shares of common stock for which grants may be made in any calendar year to any 2004 Plan participant is 500,000. Under the 2004 Plan, as amended, stock options granted on and after February 25, 2009 will have a maximum term of seven years. Options granted prior to February 25, 2009 retain their ten year term. As of December 31, 2010, the Company had 718,189 shares available for issuance under the 2004 Plan.

For the year ended December 31, 2010, the Company recorded equity-based compensation expense, as calculated on a straight-line basis over the vesting periods of the related equity instruments, of $6.3 million as compared to $5.2 million and $5.8 million for fiscal 2009 and fiscal 2008, respectively, which were reflected as selling, general and administrative expense in the consolidated statements of income. During fiscal 2010, the Company recorded a non-cash compensation expense of approximately $0.6 million associated with the acceleration of compensation expense relating to future vesting of stock options under severance agreements for certain of the Company's executive officers, which is reflected as selling, general and administrative expense in the consolidated statement of income and is categorized as restructuring costs. See Note 9.

For the period January 1, 2011 through March 10, 2011, the Company issued 185,100 options at weighted average exercise price ranging from $26.58 to $27.00, granted 98,600 performance share units at target and granted 114,508 shares of restricted stock to officers and employees under its 2004 Plan. The performance share unit targets are measured annually over a three year period with the shares being awarded at the end of the three year vesting period. The restricted stock awards fully vest at the end of a three year or five year vesting period, depending on the individual grants.

Stock Options

The weighted-average fair values of the Company's stock options granted during fiscal years 2010, 2009 and 2008, calculated using the Black-Scholes option-pricing model and other assumptions, were as follows:

	Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
Weighted average fair value of options granted	$10.82	$ 8.90	$ 6.27
Risk-free interest rate	2.66%	1.60%	3.64%
Expected volatility	43%	32%	30%
Contractual life	7 years	7-10 years	10 years
Expected life	4.5 -6.5 years	4.5 - 6.5 years	4.5 - 6.5 years
Expected dividend yield	0%	0%	0%

Stock option grants in fiscal years 2006 through 2010 fully vest over a four year period based on a vesting schedule that provides for one-half vesting after year two and an additional one-fourth vesting after each of years three and four. The Company's expected volatility assumptions are based on the historical volatility of the Company's stock price over a period corresponding to the expected term of the stock option. Forfeitures are estimated utilizing the Company's historical forfeiture experience. The expected life of the Company's stock options is based on the Company's historical experience of the exercise patterns associated with its stock options.

A summary of Gentiva stock option activity as of December 31, 2010 and changes during the fiscal year then ended is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of January 3, 2010	3,269,540	$19.19		
Granted	208,850	25.64		
Exercised	(349,923)	14.29		
Cancelled	(147,113)	24.65		
Balance as of December 31, 2010	2,981,354	$19.94	5.2	$20,045,825
Exercisable options	1,662,204	$16.34	3.5	$17,054,385

During fiscal 2010, the Company granted 208,850 stock options to officers and employees under its 2004 Plan at an average exercise price of $25.64 and a weighted-average, grant-date fair value of $10.82. The total intrinsic value of options exercised during fiscal year 2010 and 2009 was $4.8 million and $6.9 million, respectively.

As of December 31, 2010, the Company had $3.6 million of total unrecognized compensation cost related to nonvested stock options. This compensation expense is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of options that vested during fiscal 2010 and fiscal 2009 was $3.1 million and $4.3 million, respectively.

Performance Share Units

The Company may grant performance share units under its 2004 Plan. Performance units result in the issuance of common stock at the end of the three year performance period that may range between zero and 150 percent of the performance share units granted at target in fiscal 2010 based on the achievement of defined thresholds of the performance criteria. During fiscal 2010, the Company granted 39,800 performance share units at target to officers and employees and cancelled 3,600 performance share units at a weighted average fair value

on the grant date of $25.61 per unit. These performance share units carry performance criteria measured on annual diluted earnings per share targets and fully vest at the end of a three year period provided the performance criteria are met. Forfeitures are estimated utilizing the Company's historical forfeiture experience.

As of December 31, 2010, the Company had $0.7 million of total unrecognized compensation cost related to performance share units. This compensation expense is expected to be recognized over a weighted-average period of 2.0 years.

Restricted Stock

During fiscal 2010, the Company granted 289,350 shares of restricted stock at a weighted average grant date fair value of $24.94 per share and cancelled 8,000 shares of restricted stock, at a weighted average grant date fair value of $25.65 per share. The restricted stock fully vests at the end of a three year or five year period, depending on the individual grants. Forfeitures are estimated utilizing the Company's historical forfeiture experience.

As of December 31, 2010, the aggregate intrinsic value of the restricted stock awards was $7.5 million and the Company had $5.9 million of total unrecognized compensation cost related to restricted stock. This compensation expense is expected to be recognized over a weighted-average period of 4.4 years.

Directors Deferred Share Units

The Company's Stock & Deferred Compensation Plan for Non-Employee Directors, as amended on May 13, 2010, provides for each non-employee director to receive an annual deferred stock unit award valued at $80,000 credited quarterly to the director's share unit account, which will be paid to the director in shares of the Company's common stock following termination of the director's service on the Board. The total number of shares of common stock reserved for issuance under this plan is 300,000, of which 93,669 shares were available for future grants as of December 31, 2010. During fiscal years 2010, 2009 and 2008, the Company issued stock units or shares in the amounts of 21,175, 16,628 and 21,825, respectively, at a weighted average fair value of $24.38, $22.28, and $22.69, respectively, under the plan. As of December 31, 2010, 108,084 stock units were outstanding under the plan.

Employee Stock Purchase Plan

The Company's ESPP, as amended on May 13, 2010, provides an aggregate of 3,900,000 shares of common stock available for issuance under the ESPP. The Compensation, Corporate Governance and Nominating Committee of the Company's Board of Directors administer the plan and have the power to determine the terms and conditions of each offering of common stock. All employees of the Company are immediately eligible to purchase stock under the plan regardless of their actual or scheduled hours of service. Employees may purchase shares having a fair market value of up to $25,000 per calendar year based on the value of the shares on the date of purchase. The maximum number of shares of common stock that may be sold to any employee in any offering, however, will generally be 10 percent of that employee's compensation during the period of the offering. The offering period is three months and the purchase price of shares is equal to 85 percent of the fair market value of the Company's common stock on the last day of the three month offering period. As of December 31, 2010, 1,347,022 shares of common stock were available for future issuance under the ESPP. During fiscal years 2010, 2009 and 2008, the Company issued 216,831 shares, 351,465 shares and 326,760 shares, respectively, of common stock under its ESPP. The Company records compensation expense equal to the 15 percent discount from the fair market value of the Company's common stock on the date of purchase.

Note 15. Income Taxes

A comparative analysis of the provision for income taxes follows (in thousands):

	Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
Current:			
Federal	$33,141	$30,405	$10,990
State and local	3,708	5,656	3,394
	36,849	36,061	14,383
Deferred:			
Federal	(851)	2,270	12,212
State and local	(294)	833	1,700
	(1,145)	3,103	13,912
Income tax expense	$35,704	$39,164	$28,295

A reconciliation of the differences between federal statutory tax rate and the Company's effective tax rate for fiscal years 2010, 2009 and 2008 is as follows:

	Fiscal Year Ended		
	December 31, 2010	January 3, 2010	December 28, 2008
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	4.8	4.9	2.2
Change in tax reserve	(2.9)	—	—
Increase (decrease) in capital loss valuation allowance	3.1	(2.6)	—
Decrease in state valuation allowance	(1.0)	(0.8)	—
Sale of CareCentrix	—	—	(28.1)
Other	(0.5)	(0.2)	0.3
Effective tax rate	38.5%	36.3%	15.7%

Deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31, 2010	January 3, 2010
Deferred tax assets		
Current:		
Reserves and allowances	$ 19,124	$ 11,613
Payroll and related accruals	8,877	—
Other	6,035	1,392
Less: valuation allowance	(5,881)	(3,132)
Total current deferred tax assets	28,155	9,873
Noncurrent:		
Equity compensation	11,885	8,629
Financing fees	2,357	—
Deferred rent	2,538	—
State net operating loss carryforwards	7,529	8,477
Capital losses	8,650	6,035
Other	126	193
Less: valuation allowance	(7,497)	(8,207)
Total noncurrent deferred tax assets	25,588	15,127
Total deferred tax assets	53,743	25,000
Deferred tax liabilities:		
Noncurrent:		
Fixed assets	(4,543)	(4,527)
Intangible assets	(111,057)	(57,438)
Developed software	(18,039)	(16,250)
Other	(3,148)	(2,839)
Total non-current deferred tax liabilities	(136,787)	(81,054)
Net deferred tax liabilities	$ (83,044)	$(56,054)

At December 31, 2010, current net deferred tax assets were $28.2 million and non-current net deferred tax liabilities were $111.2 million.

During the fourth quarter of fiscal 2010, the Company identified a revision of deferred tax assets as of January 3, 2010. In this regard, certain deferred tax assets were classified as current when the asset that gave rise to the deferred tax asset was classified as non-current ($4.2 million) and the deferred tax valuation allowance had not been appropriately allocated on a pro rata basis between current deferred and non-current deferred tax assets in accordance with applicable guidance ($3.1 million). Although the misclassification had no impact on the Company's net deferred tax liabilities of $56.1 million at January 3, 2010, a revision was made to reduce current deferred tax assets and reduce non-current deferred tax liabilities by approximately $7.3 million on the Company's consolidated balance sheet as of January 3, 2010. In addition, the Company revised the deferred tax table above to net the Company's deferred tax asset and liability for its intangible assets in accordance with applicable guidance. The reclass reduced the non-current deferred tax assets and reduced the non-current deferred tax liabilities by $28.1 million at January 3, 2010.

At December 31, 2010, the Company had a capital loss carryover of $17.2 million that will begin to expire in 2013. The deferred tax asset relating to this capital loss carryover is $6.8 million. A valuation allowance of $6.5 million has been recorded to reduce this deferred tax asset to its estimated realizable value since the capital loss carryover may expire before realization. In addition, the Company had state net operating loss carryforwards of approximately $159.3 million that will expire beginning in 2011. Deferred tax assets, relating to the state net

operating loss carryforwards approximate $7.5 million. A valuation allowance of $5.1 million has been recorded to reduce this deferred tax asset to its estimated realizable value since certain state net operating loss carryforwards may expire before realization.

Authoritative guidance requires that the realization of an uncertain income tax position must be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. At December 31, 2010, the Company had $3.7 million of unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance, December 31, 2007	$ 4,662
Additions for tax positions of the current year	114
Additions for tax positions of prior year	—
Reductions for tax positions of prior years for:	
Changes in judgment	(412)
Settlements during the period	(63)
Lapses of applicable statute of limitations	(183)
Balance at December 28, 2008	4,118
Additions for tax positions of the current year	783
Reductions for tax positions of prior years for:	
Settlements during the period	(2,541)
Lapses of applicable statute of limitations	(195)
Balance at January 3, 2010	2,165
Additions for tax positions of the current year	1,775
Additions for tax positions of prior year	286
Odyssey balance at date of acquisition	1,331
Changes in judgment	29
Reductions for tax positions of prior years for:	
Settlements during the period	(4)
Lapses of applicable statute of limitations	(1,931)
Balance at December 31, 2010	$ 3,651

The Company recognizes interest and penalties on uncertain tax positions in income tax expense. The Company had approximately $0.3 million of accrued interest related to uncertain tax positions at both December 31, 2010 and January 3, 2010.

The Company was selected to participate in the IRS' Compliance Assurance Program ("CAP") beginning with the 2010 tax year. As a result of the Company's participation in CAP, management expects to close all open federal tax years from 2007 through 2010 within the 2011 calendar year. The Company remains under examination for income and non-income tax filings in various state and local jurisdictions for tax years from 2006 through current filings. As of December 31, 2010, the Company has classified $2.7 million of unrecognized tax benefits as a current liability, representing several individually insignificant income tax positions under examination in various jurisdictions and years. Management expects to settle this current liability within the next twelve months.

Note 16. Benefit Plans for Employees

The Company maintains qualified and non-qualified defined contribution retirement plans for its salaried employees, which provide for a partial match of employee savings under the plans and for discretionary profit-sharing contributions based on employee compensation. With respect to the Company's non-qualified defined

contribution retirement plan for salaried employees, all pre-tax contributions, matching contributions and profit sharing contributions (and the earnings therein) are held in a Rabbi Trust and are subject to the claims of the general, unsecured creditors of the Company. All post-tax contributions are held in a secular trust and are not subject to the claims of the creditors of the Company. The fair value of the assets held in the Rabbi Trust and the liability to plan participants as of December 31, 2010 and January 3, 2010, totaling approximately $26.0 million and $20.0 million, respectively, were included in other assets and other liabilities on the accompanying consolidated balance sheets.

Company contributions under the defined contribution plans were approximately $8.2 million in fiscal 2010, $6.7 million in fiscal 2009 and $6.4 million in fiscal 2008, of which approximately $0.2 million for each of fiscal years 2009 and 2008 related to the Company's discontinued operations.

Note 17. Business Segment Information

The Company's continuing operations involve servicing its patients and customers through (i) its Home Health segment, (ii) its Hospice segment, and (iii) for periods prior to September 25, 2008, its CareCentrix business segment.

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including specialty programs, its Rehab Without Walls® unit and its consulting business.

The Company conducts direct home nursing and therapy services operations through licensed and Medicare-certified agencies, located in 39 states, from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and, to a lesser extent, homemaker services generally to adult and elder patients. The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls ® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases. In addition, the Company provides consulting services to home health agencies which include operational support, billing and collection activities, and on-site agency support and consulting.

Hospice

The Hospice segment serves terminally ill patients and their families through Medicare-certified providers operating in 30 states. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's

needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals.

CareCentrix

The CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, home medical equipment, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees.

Corporate Expenses

Corporate expenses consist of costs relating to executive management and corporate and administrative support functions that are not directly attributable to a specific segment, including equity-based compensation expense. Corporate and administrative support functions represent primarily information services, accounting and finance, tax compliance, risk management, procurement, marketing, clinical administration, training, legal and human resource benefits and administration.

Other Information

The Company's senior management evaluates performance and allocates resources based on operating contributions of the reportable segments, which exclude corporate expenses, depreciation, amortization and net interest costs, but include revenues and all other costs (including restructuring and acquisition and integration costs) directly attributable to the specific segment. Intersegment revenues primarily represent Home Health segment revenues generated from services provided to the CareCentrix segment for fiscal year 2008. Segment assets represent net accounts receivable, fixed assets, identifiable intangible assets, goodwill, and certain other assets associated with segment activities. All other assets are assigned to corporate assets for the benefit of all segments for the purposes of segment disclosure.

Net revenues by major payer source are as follows (in thousands):

	Fiscal Year		
	2010	2009	2008
Medicare:			
Home Health	$ 822.7	$ 782.5	$ 648.0
Hospice	326.2	68.8	56.2
Total Medicare	1,148.9	851.3	704.2
Medicaid and Local Government	84.9	94.2	122.5
Commercial Insurance and Other:			
Paid at episodic rates	86.5	79.3	53.2
Other	126.7	127.7	359.6
Total Commercial Insurance and Other	213.2	207.0	412.8
Total net revenues	$1,447.0	$1,152.5	$1,239.5

Revenues from Cigna amounting to $189.5 million for fiscal year 2008 were included in the CareCentrix segment.

Segment information about the Company's operations is as follows (in thousands):

	Home Health	Hospice	CareCentrix	Total
Fiscal year ended December 31, 2010				
Net revenue—segments	$1,095,514	$ 351,515	$ —	$1,447,029
Operating contribution	$ 209,664(1)	$ 72,276(1)	$ —	$ 281,940
Corporate expenses				(127,745)(1)
Depreciation and amortization				(22,576)
Gain on sale of assets, net				103
Interest expense and other, net				(39,030)
Income from continuing operations before income taxes and equity in earnings of CareCentrix				$ 92,692
Segment assets	$ 664,705	$1,054,006	$ —	$1,718,711
Corporate assets				401,417
Total assets				$2,120,128
Fiscal year ended January 3, 2010				
Net revenue—segments	$1,078,126	$ 74,334	$ —	$1,152,460
Operating contribution	$ 195,018(1)	$ 11,118	$ —	$ 206,136
Corporate expenses				(81,185)(1)
Depreciation and amortization				(16,887)
Gain on sale of assets, net				5,998
Interest expense and other, net(2)				(6,174)
Income from continuing operations before income taxes and equity in earnings of CareCentrix				$ 107,888
Segment assets	$ 672,004	$ 51,368	$ —	$ 723,372
Corporate assets				337,231
Total assets				$1,060,603
Fiscal year ended December 28, 2008				
Net revenue—segments	$ 946,645	$ 61,857	$232,717(3)	$1,241,219
Intersegment revenues				(1,683)
Total net revenue				$1,239,536
Operating contribution	$ 166,775(1)	$ 3,845	$ 18,074(3)	$ 188,694
Corporate expenses				(83,449)(1)
Depreciation and amortization				(16,315)
Gain on sale of assets and business, net				107,933
Interest expense and other, net				(17,087)
Income from continuing operations before income taxes and equity in earnings of CareCentrix				$ 179,776
Segment assets	$ 662,902	$ 52,974	$ —	$ 715,876
Corporate assets				257,621
Total assets				$ 973,497

(1) For fiscal years 2010, 2009 and 2008 operating contribution and corporate expenses were impacted by charges related to legal settlements, restructuring and acquisition and integration costs (see Note 9) as follows for segment reporting purposes (dollars in millions):

	Fiscal Year		
	2010	2009	2008
Home Health	$11.8	$ 1.4	$ 0.4
Hospice	0.3	—	—
Corporate expenses	33.9	1.0	2.3
Total	$46.0	$ 2.4	$ 2.7

(2) For fiscal year 2009, interest expense and other, net included impairment losses of $1.0 million recognized in connection with the sale of a portion of the Company's auction rate securities. See Note 4.

(3) For fiscal year 2008, CareCentrix results reflect activity through September 24, 2008. Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity ownership interest in the Company's CareCentrix ancillary care benefit management business. See Note 3.

Note 18. Supplemental Guarantor and Non-Guarantor Financial Information

Gentiva's guarantor subsidiaries are guarantors to the Company's debt securities which are registered under the Securities Act of 1933, as amended. The condensed consolidating financial statements presented below are provided pursuant to Rule 3-10 of Regulation S-X. Separate financial statements of each subsidiary guaranteeing Gentiva's debt securities are not presented because the guarantor subsidiaries are jointly and severally, fully and unconditionally liable under the guarantees, and 100 percent owned by the Company. There are no restrictions on the ability to obtain funds from these subsidiaries by dividends or other means.

The following condensed consolidating financial statements include the balance sheets as of December 31, 2010 and January 3, 2010, statements of income for the fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008 and statements of cash flows for the fiscal years ended December 31, 2010, January 3, 2010 and December 28, 2008 of (i) Gentiva Health Services, Inc. (in each case, reflecting investments in its consolidated subsidiaries under the equity method of accounting), (ii) its guarantor subsidiaries, (iii) its non-guarantor subsidiaries, and (iv) the eliminations necessary to arrive at the information for the Company on a consolidated basis. Odyssey and its 100 percent owned subsidiaries are reflected as guarantor subsidiaries and Odyssey's majority owned subsidiaries are reflected as non-guarantor subsidiaries in the condensed consolidating financial statements from August 17, 2010. The condensed consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements.

Condensed Consolidating Balance Sheet
December 31, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 63,816	$ —	$40,936	$ —	$ 104,752
Receivables, net	—	253,874	20,018	(14,304)	259,588
Deferred tax assets	—	26,323	1,832	—	28,155
Prepaid expenses and other current assets	—	47,536	5,784	(4,410)	48,910
Total current assets	63,816	327,733	68,570	(18,714)	441,405
Note receivable from CareCentrix	—	25,000	—	—	25,000
Investment in CareCentrix	—	25,635	—	—	25,635
Fixed assets, net	—	85,446	261	—	85,707
Intangible assets, net	—	373,957	100	—	374,057
Goodwill	—	1,079,002	6,064	—	1,085,066
Investment in subsidiaries	1,623,321	28,082	—	(1,651,403)	—
Other assets	26,032	57,212	14	—	83,258
Total assets	$1,713,169	$2,002,067	$75,009	$(1,670,117)	$2,120,128
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 25,000	$ —	$ —	$ —	$ 25,000
Accounts payable	—	29,814	52	(14,304)	15,562
Other current liabilities	—	236,309	44,180	(4,410)	276,079
Total current liabilities	25,000	266,123	44,232	(18,714)	316,641
Long-term debt	1,026,563	—	—	—	1,026,563
Deferred tax liabilities, net	—	111,199	—	—	111,199
Other liabilities	26,032	1,424	37	—	27,493
Total Gentiva shareholders' equity	635,574	1,623,321	28,082	(1,651,403)	635,574
Noncontrolling interests	—	—	2,658	—	2,658
Total equity	635,574	1,623,321	30,740	(1,651,403)	638,232
Total liabilities and equity	$1,713,169	$2,002,067	$75,009	$(1,670,117)	$2,120,128

Condensed Consolidating Balance Sheet
January 3, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS					
Current assets:					
Cash and cash equivalents	$113,211	$ —	$39,199	$ —	$ 152,410
Receivables, net	—	179,956	15,480	(13,244)	182,192
Deferred tax assets	—	7,898	1,975	—	9,873
Prepaid expenses and other current assets	—	16,750	31	(2,877)	13,904
Current assets held for sale	—	2,549	—	—	2,549
Total current assets	113,211	207,153	56,685	(16,121)	360,928
Note receivable from CareCentrix	—	25,000	—	—	25,000
Investment in CareCentrix	—	24,336	—	—	24,336
Fixed assets, net	—	65,823	90	—	65,913
Intangible assets, net	—	251,793	—	—	251,793
Goodwill	—	299,534	—	—	299,534
Non-current assets held for sale	—	8,689	—	—	8,689
Investment in subsidiaries	694,952	17,341	—	(712,293)	—
Other assets	19,980	4,420	10	—	24,410
Total assets	$828,143	$904,089	$56,785	$(728,414)	$1,060,603
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 5,000	$ —	$ —	$ —	$ 5,000
Accounts payable	—	21,932	294	(13,244)	8,982
Other current liabilities	—	119,755	39,150	(2,877)	156,028
Total current liabilities	5,000	141,687	39,444	(16,121)	170,010
Long-term debt	232,000	—	—	—	232,000
Deferred tax liabilities, net	—	65,927	—	—	65,927
Other liabilities	19,980	1,523	—	—	21,503
Total shareholders' equity	571,163	694,952	17,341	(712,293)	571,163
Total liabilities and shareholders' equity	$828,143	$904,089	$56,785	$(728,414)	$1,060,603

Condensed Consolidating Statement of Income
For the Fiscal Year Ended December 31, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net revenues	$ —	$1,417,961	$ 41,306	$(12,238)	$1,447,029
Cost of services sold	—	684,997	26,177	(12,238)	698,936
Gross profit	—	732,964	15,129	—	748,093
Selling, general and administrative expenses	—	(605,365)	(11,109)	—	(616,474)
Gain on sale of assets, net	—	103	—	—	103
Interest (expense) and other, net	(39,097)	—	67	—	(39,030)
Equity in earnings of subsidiaries	75,652	2,034	—	(77,686)	—
Income from continuing operations before income taxes and equity in net earnings of CareCentrix	36,555	129,736	4,087	(77,686)	92,692
Income tax benefit (expense)	15,600	(49,777)	(1,527)	—	(35,704)
Equity in net earnings of CareCentrix	—	1,298	—	—	1,298
Income from continuing operations	52,155	81,257	2,560	(77,686)	58,286
Discontinued operations, net of tax	—	(5,605)	—	—	(5,605)
Net income	52,155	75,652	2,560	(77,686)	52,681
Noncontrolling interests	—	—	(526)	—	(526)
Net income attributable to Gentiva shareholders	$ 52,155	$ 75,652	$ 2,034	$(77,686)	$ 52,155

Condensed Consolidating Statement of Income
For the Fiscal Year Ended January 3, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net revenues	$ —	$1,135,203	$29,063	$(11,806)	$1,152,460
Cost of services sold	—	547,176	18,160	(11,806)	553,530
Gross profit	—	588,027	10,903	—	598,930
Selling, general and administrative expenses	—	(487,025)	(3,841)	—	(490,866)
Gain on sale of assets, net	—	5,998	—	—	5,998
Interest (expense) and other, net	(6,602)	—	428	—	(6,174)
Equity in earnings of subsidiaries	63,150	4,701	—	(67,851)	—
Income from continuing operations before income taxes and equity in net earnings of CareCentrix	56,548	111,701	7,490	(67,851)	107,888
Income tax benefit (expense)	2,634	(39,009)	(2,789)	—	(39,164)
Equity in net earnings of CareCentrix	—	1,072	—	—	1,072
Income from continuing operations	59,182	73,764	4,701	(67,851)	69,796
Discontinued operations, net of tax	—	(10,614)	—	—	(10,614)
Net income	$59,182	$ 63,150	$ 4,701	$(67,851)	$ 59,182

Condensed Consolidating Statement of Income
For the Fiscal Year Ended December 28, 2008
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net revenues	$ —	$1,224,303	$26,601	$ (11,368)	$1,239,536
Cost of services sold	—	674,622	18,770	(11,368)	682,024
Gross profit	—	549,681	7,831	—	557,512
Selling, general and administrative expenses	—	(461,748)	(6,834)	—	(468,582)
Gain on sale of assets and business, net	—	107,933	—	—	107,933
Interest (expense) and other, net	(17,196)	—	109	—	(17,087)
Equity in earnings of subsidiaries	163,785	814	—	(164,598)	—
Income from continuing operations before income taxes and equity in net earnings of CareCentrix	146,589	196,680	1,106	(164,598)	179,776
Income tax benefit (expense)	6,861	(34,864)	(292)	—	(28,295)
Equity in net earnings of CareCentrix	—	(35)	—	—	(35)
Income from continuing operations	153,450	161,781	814	(164,598)	151,446
Discontinued operations, net of tax	—	2,004	—	—	2,004
Net income	$153,450	$ 163,785	$ 814	$(164,598)	$ 153,450

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended December 31, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
OPERATING ACTIVITIES:					
Net cash (used in) provided by operating activities	$ (13,150)	$ 156,227	$ (456)	$—	$ 142,621
INVESTING ACTIVITIES:					
Purchase of fixed assets	—	(15,947)	(237)	—	(16,184)
Proceeds from sale of assets and businesses	—	9,796	—	—	9,796
Acquisition of businesses	—	(834,919)	—	—	(834,919)
Net cash used in investing activities	—	(841,070)	(237)	—	(841,307)
FINANCING ACTIVITIES:					
Proceeds from issuance of common stock	8,618	—	—	—	8,618
Windfall tax benefits associated with equity-based compensation	948	—	—	—	948
Proceeds from issuance of debt	1,075,000	—	—	—	1,075,000
Borrowings under revolving credit facility	30,000	—	—	—	30,000
Repayment under revolving credit facility	(30,000)	—	—	—	(30,000)
Repayment of long-term debt	(260,437)	—	—	—	(260,437)
Repayment of Odyssey long-term debt	—	(108,822)	—	—	(108,822)
Debt issuance costs	(58,577)	—	—	—	(58,577)
Repurchase of common stock	(4,985)	—	—	—	(4,985)
Repayment of capital lease obligations	(645)	—	—	—	(645)
Other	(72)	—	—	—	(72)
Net payments related to intercompany financing	(796,095)	793,665	2,430	—	—
Net cash (used in) provided by financing activities	(36,245)	684,843	2,430	—	651,028
Net change in cash and cash equivalents	(49,395)	—	1,737	—	(47,658)
Cash and cash equivalents at beginning of year	113,211	—	39,199	—	152,410
Cash and cash equivalents at end of year	$ 63,816	$ —	$40,936	$—	$ 104,752

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended January 3, 2010
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
OPERATING ACTIVITIES:					
Net cash provided by operating activities	$ 1,866	$102,413	$ 829	$—	$105,108
INVESTING ACTIVITIES:					
Purchase of fixed assets	—	(24,843)	(14)	—	(24,857)
Proceeds from sale of assets	—	6,800	—	—	6,800
Acquisition of businesses	—	(11,175)	—	—	(11,175)
Sale of short-tem investments available-for-sale	9,450	—	2,550	—	12,000
Net cash provided by (used in) investing activities	9,450	(29,218)	2,536	—	(17,232)
FINANCING ACTIVITIES:					
Proceeds from issuance of common stock	13,338	—	—	—	13,338
Windfall tax benefits associated with equity-based compensation	1,683	—	—	—	1,683
Repayment of long-term debt	(14,000)	—	—	—	(14,000)
Repurchase of common stock	(4,813)	—	—	—	(4,813)
Repayment of capital lease obligations	(875)	—	—	—	(875)
Net payments related to intercompany financing	55,588	(73,195)	17,607	—	—
Net cash provided by (used in) financing activities	50,921	(73,195)	17,607	—	(4,667)
Net change in cash and cash equivalents	62,237	—	20,972	—	83,209
Cash and cash equivalents at beginning of year	50,974	—	18,227	—	69,201
Cash and cash equivalents at end of year	$113,211	$ —	$39,199	$—	$152,410

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended December 28, 2008
(In thousands)

	Gentiva Health Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
OPERATING ACTIVITIES:					
Net cash (used in) provided by operating activities	$ (5,052)	$ 66,815	$ 8,937	$—	$ 70,700
INVESTING ACTIVITIES:					
Purchase of fixed assets	—	(23,881)	(123)	—	(24,004)
Proceeds from sale of assets and businesses	—	83,160	—	—	83,160
Acquisition of businesses	—	(60,736)	—	—	(60,736)
Purchase of sort-term investments available-for-sale	(26,000)	—	(2,000)	—	(28,000)
Sale of short-term investments available-for-sale	20,500	—	25,750	—	46,250
Withdrawal from restricted cash	22,014	—	—	—	22,014
Net cash provided by (used in) investing activities	16,514	(1,457)	23,627	—	38,684
FINANCING ACTIVITIES:					
Proceeds from issuance of common stock	11,547	—	—	—	11,547
Windfall tax benefits associated with equity-based compensation	2,227	—	—	—	2,227
Borrowings under revolving credit facility	24,000	—	—	—	24,000
Home Health Care Affiliates debt repayment	—	(7,420)	—	—	(7,420)
Repayment of long-term debt	(83,000)	—	—	—	(83,000)
Debt issuance costs	(557)	—	—	—	(557)
Repayment of capital lease obligations	(1,147)	—	—	—	(1,147)
Net payments related to intercompany financing	78,444	(57,938)	(20,506)	—	—
Net cash provided by (used in) financing activities	31,514	(65,358)	(20,506)	—	(54,350)
Net change in cash and cash equivalents	42,976	—	12,058	—	55,034
Cash and cash equivalents at beginning of year	7,998	—	6,169	—	14,167
Cash and cash equivalents at end of year	$ 50,974	$ —	$ 18,227	$—	$ 69,201

Note 19. Quarterly Financial Information (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended December 31, 2010				
Net revenues	$297,131	$297,099	$387,833	$464,966
Gross profit	156,541	161,850	197,853	231,849
Income from continuing operations before income taxes and equity in net earnings of CareCentrix (1)	16,324	35,199	13,363	27,806
Income from continuing operations attributable to Gentiva shareholders	10,306	20,223	8,752	18,479
Discontinued operations, net of tax	(981)	(1,304)	(660)	(2,660)
Net income attributable to Gentiva shareholders	9,325	18,919	8,092	15,819
Earnings Per Share:				
Basic:				
Income from continuing operations attributable to Gentiva shareholders	$ 0.35	$ 0.68	$ 0.29	$ 0.63
Discontinued operations, net of tax	$ (0.03)	$ (0.04)	$ (0.02)	$ (0.09)
Net income attributable to Gentiva shareholders	$ 0.32	$ 0.64	$ 0.27	$ 0.54
Diluted:				
Income from continuing operations attributable to Gentiva shareholders	$ 0.34	$ 0.66	$ 0.29	$ 0.60
Discontinued operations, net of tax	$ (0.03)	$ (0.04)	$ (0.02)	$ (0.09)
Net income attributable to Gentiva shareholders	$ 0.31	$ 0.62	$ 0.27	$ 0.51
Weighted average shares outstanding:				
Basic	29,662	29,770	29,808	29,819
Diluted	30,266	30,618	30,438	30,525

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended January 3, 2010				
Net revenues	$276,364	$284,838	$281,234	$310,024
Gross profit	142,483	150,694	144,902	160,851
Income from continuing operations before income taxes and equity in net earnings of CareCentrix (1), (2)	26,420	28,209	23,936	29,323
Income from continuing operations attributable to Gentiva shareholders	18,168	17,368	15,247	19,013
Discontinued operations, net of tax	(146)	(273)	158	(10,353)
Net income attributable to Gentiva shareholders	18,022	17,095	15,405	8,660
Earnings Per Share:				
Basic:				
Income from continuing operations attributable to Gentiva shareholders	$ 0.63	$ 0.60	$ 0.52	$ 0.65
Discontinued operations, net of tax	$ (0.01)	$ (0.01)	$ 0.01	$ (0.36)
Net income attributable to Gentiva shareholders	$ 0.62	$ 0.59	$ 0.53	$ 0.29
Diluted:				
Income from continuing operations attributable to Gentiva shareholders	$ 0.61	$ 0.59	$ 0.51	$ 0.63
Discontinued operations, net of tax	$ (0.01)	$ (0.01)	$ 0.01	$ (0.34)
Net income attributable to Gentiva shareholders	$ 0.60	$ 0.58	$ 0.52	$ 0.29
Weighted average shares outstanding:				
Basic	28,944	28,959	29,154	29,353
Diluted	29,829	29,396	29,800	30,225

(1) Income from continuing operations before income taxes and equity in net earnings of CareCentrix for each of the fiscal 2010 and fiscal 2009 quarters includes charges relating to restructuring, integration and acquisition, and legal settlements as follows (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended December 31, 2010	$15,491	$2,476	$22,764	$5,272
Fiscal year ended January 3, 2010	$ 895	$ 609	$ 880	$ 9

(2) For fiscal year 2009, income from continuing operations before income taxes and equity in net earnings of CareCentrix includes $6.0 million from a pre-tax gain related to the (i) sale of assets and certain branch offices that specialized primarily in pediatric home care services and (ii) sale of assets associated with two branch offices in upstate New York associated with home health services provided under New York Medicaid programs. See Note 3 to the Company's consolidated financial statements.

Note 20. Subsequent Event

Term Loan Refinancing

Effective March 9, 2011, the Company refinanced $727 million of outstanding indebtedness under its senior secured Term Loan A and Term Loan B facilities. The terms of the new facilities for Eurodollar based loans include (i) a reduction in the LIBOR floor from 1.75 percent to 1.25 percent for the Term Loan A and Term Loan B facilities, (ii) reductions in the Applicable Interest rate margins of 175 basis points and 150 basis points to 3.25 percent and 3.50 percent for the Term Loan A and Term Loan B facility, respectively, and (iii) reduced its minimum interest coverage ratio to 2.25x. Amortization requirements and the maturity dates of the Term Loan A and Term Loan B facilities remain unchanged. The Company incurred a 2 percent prepayment penalty in connection with the refinancing of the Term Loan B facility.

Litigation

On January 4, 2011, a shareholder derivative complaint, captioned Jacobs v. Malone et al., Civil Action No. 11-CV-1102-9, was filed in the Superior Court of DeKalb County in the State of Georgia. The action, which names Gentiva's current directors as defendants, alleges, among other things, that Gentiva's board of directors breached its fiduciary duties to the Company. Specifically, the complaint alleges that Gentiva's board of directors had actual or constructive knowledge that the Company's public disclosures misrepresented and failed to disclose that the Company improperly increased the number of in-home therapy visits to patients for the purpose of triggering higher reimbursement rates under HH PPS, which caused an artificial inflation in the price of Gentiva's common stock during the period between July 31, 2008 and July 20, 2010. The defendants have not yet responded to the complaint, and, given the preliminary stage of this action, the Company is unable to assess the probable outcome or potential liability, if any, arising from this action. The defendants intend to defend themselves vigorously in this action.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Allowance for Doubtful Accounts:				
For the year ended December 31, 2010	$ 9,304	$10,285	$(11,935)	$ 7,654
For the year ended January 3, 2010	8,227	9,958	(8,881)	9,304
For the year ended December 28, 2008	9,437	11,010	(12,220)(1)	8,227
Valuation allowance on deferred tax assets:				
For the year ended December 31, 2010	$11,339	$ 3,354(2)	$ (1,315)	$13,376
For the year ended January 3, 2010	14,989	—	(3,650)	11,339
For the year ended December 28, 2008	6,729	8,528	(268)	14,989

(1) Includes a $2.6 million reduction in allowance for doubtful accounts associated with the CareCentrix Transaction.

(2) Additions for fiscal 2010 include $0.8 million of valuation allowance on deferred tax assets acquired in the Odyssey transaction.

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee comprised of five independent directors. The Audit Committee meets at least quarterly with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 127.

In August 2010, the Company completed the acquisition of 100 percent of the equity interest of Odyssey HealthCare, Inc. Management has excluded Odyssey HealthCare, Inc. from its assessment of internal control over financial reporting as of December 31, 2010. Odyssey HealthCare, Inc. is a wholly-owned subsidiary whose aggregate total assets and aggregate total revenues represent 49.3 percent and 18.8 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Gentiva Health Services, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Gentiva Health Services, Inc. and its subsidiaries at December 31, 2010 and January 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management's Report on Internal Control Over Financial Reporting, management has excluded Odyssey HealthCare, Inc. from its assessment of internal control over financial reporting as of December 31, 2010, because Odyssey HealthCare, Inc. was acquired by the Company in purchase business combinations during August 2010. We have also excluded Odyssey HealthCare, Inc. from our audit of internal control over financial reporting. Odyssey HealthCare, Inc. is a wholly-owned subsidiary whose aggregate total assets and aggregate total revenues represent 49.3 percent and 18.8 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

PricewaterhouseCoopers LLP
Atlanta, GA
March 11, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no such changes or disagreements.

Item 9A. Controls and Procedures

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to include in this annual report on Form 10-K a report on management's assessment of the effectiveness of the Company's internal control over financial reporting, as well as an attestation report from the Company's independent registered public accounting firm on the effectiveness of the Company's internal control over financial reporting. Management's Report on Internal Control over Financial Reporting and the related attestation report from the Company's independent registered public accounting firm are located on pages 126 and 127, respectively, of this annual report on Form 10-K and are incorporated herein by reference.

Evaluation of disclosure controls and procedures.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 ("Exchange Act") Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of the end of such period to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in internal control over financial reporting.

As required by the Exchange Act Rule 13a-15(d), the Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's internal control over financial reporting to determine whether any change occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during such quarter.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item regarding our directors is incorporated herein by reference to information under the captions "Proposal 1 Election of Directors" and "Corporate Governance" to be contained in our Proxy Statement to be filed with the SEC with regard to our 2011 Annual Meeting of Shareholders ("2011 Proxy Statement"). See also the information regarding our executive officers at the end of PART I hereof, which is incorporated herein by reference.

Certain other information required by this item is incorporated herein by reference to information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" to be contained in our 2011 Proxy Statement.

We have adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to our principal executive officer, principal financial officer and principal accounting officer and controller. A copy of the Code of Ethics is posted on our Internet website www.gentiva.com under the "Investors" section. In the event that we make any amendment to, or grant any waiver from, a provision of the Code of Ethics that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver on our website.

Item 11. Executive Compensation

Information required by this item concerning executive compensation and compensation of directors is incorporated herein by reference to information under the captions "Executive Compensation" and "Director Compensation" to be contained in our 2011 Proxy Statement.

Certain other information required by this item is incorporated herein by reference to information under the caption "Corporate Governance" to be contained in our 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item regarding the security ownership of certain beneficial owners and management of Gentiva is incorporated herein by reference to information under the caption "Security Ownership of Certain Beneficial Owners and Management" to be contained in our 2011 Proxy Statement.

Certain other information required by this item regarding securities authorized for issuance under our equity compensation plans is incorporated herein by reference to information under the caption "Equity Compensation Plan Information" to be contained in our 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this item regarding certain relationships and transactions between us and related persons is incorporated herein by reference to information under the caption "Certain Relationships and Related Transactions" to be contained in our 2011 Proxy Statement. Information required by this item concerning director independence is incorporated herein by reference to information under the caption "Corporate Governance" to be contained in our 2011 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated herein by reference to information under the caption "Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm" to be contained in our 2011 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

	Page No.
• Consolidated Balance Sheets as of December 31, 2010 and January 3, 2010	71
• Consolidated Statements of Income for each of the three years in the period ended December 31, 2010	72
• Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2010	73
• Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2010	74
• Notes to Consolidated Financial Statements	75 - 124

(a)(2) Financial Statement Schedule

• Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2010.	125

(a)(3) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Company (1)
3.2	Amended and Restated By-Laws of Company (1)
4.1	Specimen of Common Stock (3)
4.2	Form of Certificate of Designation of Series A Cumulative Non-Voting Redeemable Preferred Stock (2)
4.3	Indenture, dated as of September 25, 2007, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation, as Trustee (4)
4.4	Indenture, dated August 17, 2010, by and among Gentiva, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (5)
4.5	Form of 11.5% Senior Note (5)
10.1	Executive Officers Bonus Plan, as amended (6)*
10.2	1999 Stock Incentive Plan (7)*
10.3	Amended and Restated 2004 Equity Incentive Plan (8)*
10.4	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (9)*
10.5	Amendment No. 1 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (6)*
10.6	Employee Stock Purchase Plan, as amended (10)*
10.7	2005 Nonqualified Retirement Plan (9)*

Exhibit Number	Description
10.8	First Amendment to 2005 Nonqualified Retirement Plan (11)*
10.9	Second Amendment to 2005 Nonqualified Retirement Plan (12) *
10.10	Third Amendment to 2005 Nonqualified Retirement Plan (13)*
10.11	Fourth Amendment to 2005 Nonqualified Retirement Plan (14)*
10.12	Nonqualified Retirement and Savings Plan, as amended and restated effective November 1, 2007 (9)*
10.13	First Amendment to Nonqualified Retirement and Savings Plan, as amended and restated (11)*
10.14	Form of Change in Control Agreement with each of Tony Strange, Eric R. Slusser, John R. Potapchuk, Stephen B. Paige, John N. Camperlengo and Charlotte A. Weaver (15)*
10.15	Form of Severance Agreement with each of Eric R. Slusser, John N. Camperlengo and Charlotte A. Weaver (16)*
10.16	Amended Severance Agreement with John R. Potapchuk dated as of May 13, 2010 (6)*
10.17	Amended Severance Agreement with Stephen B. Paige dated as of May 13, 2010 (6)*
10.18	Employment Agreement dated as of November 12, 2008 with Ronald A. Malone (17)*
10.19	Amendment to Employment Agreement dated as of September 3, 2009 with Ronald A. Malone (18)*
10.20	Change in Control Agreement dated as of November 12, 2008 with Ronald A. Malone (17)*
10.21	Amendment to Change in Control Agreement dated as of September 3, 2009 with Ronald A. Malone (18)*
10.22	Confidentiality, Non-Competition and Intellectual Property Agreement dated February 28, 2006 with Tony Strange (19)*
10.23	Severance Agreement dated February 28, 2008 with Tony Strange (19)*
10.24	Letter dated January 5, 2009 to Tony Strange as to compensation (12)*
10.25	Relocation Reimbursement Letter Agreement with Eric R. Slusser dated July 30, 2010 (20)*
10.26	Executive Non-Solicitation, Non-Competition and Confidentiality Agreement dated as of October 26, 2009 with Eric R. Slusser +*
10.27	Forms of Notices and Agreements covering awards of stock options and restricted stock under Company's 2004 Equity Incentive Plan (21)*
10.28	Form of Notice and Agreement covering awards of performance share units under Company's Amended and Restated 2004 Equity Incentive Plan (22)*
10.29	Summary Sheet of Company compensation to non-employee directors, effective August 4, 2010 (23)*
10.30	Form of Indemnification Agreement with directors and officers (24)*
10.31	Agreement and Plan of Merger dated as of January 4, 2006 by and among Gentiva Health Services, Inc., Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley as representative of certain Securityholders of The Healthfield Group, Inc., and the Securityholders named therein (25)
10.32	Registration Rights Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc. and Rodney D. Windley, as the representative of the Stockholders of Gentiva Health Services, Inc. listed therein (26)

Exhibit Number	Description
10.33	Confidentiality, Non-Competition and Intellectual Property Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., The Healthfield Group, Inc. and Rodney D. Windley (26)
10.34	Stock Purchase Agreement by and among CareCentrix Holdings, LLC, Gentiva Health Services, Inc. and Gentiva Health Services Holding Corp. dated as of August 20, 2008 (27)
10.35	Agreement and Plan of Merger dated as of May 23, 2010 among Gentiva, GTO Acquisition Corp. and Odyssey HealthCare, Inc. (28)
10.36	Senior Secured Credit Agreement, dated August 17, 2010, by and among Gentiva, each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, General Electric Capital Corporation, as Syndication Agent, and Barclays Bank PLC and Sun Trust Bank, as Co-Documentation Agents (5)
10.37	Form of Term Note (5)
10.38	Form of Revolving Credit Note (5)
10.39	Guaranty Agreement, dated August 17, 2010, by and among the Guarantors and Bank of America, N.A., as Administrative Agent (5)
10.40	Security Agreement, dated August 17, 2010, by and among Gentiva, the Guarantors and Bank of America, N. A., as Administrative Agent (5)
10.41	Purchase Agreement, dated August 12, 2010, by and among Gentiva, the Guarantors and Barclays Capital Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (5)
10.42	Joinder Agreement, dated August 17, 2010 (5)
10.43	Registration Rights Agreement, dated August 17, 2010, by and among Gentiva, the Guarantors and Barclays Capital Inc. (5)
21.1	List of Subsidiaries of Company +
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm +
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) +
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) +
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 +
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 +

(1) Incorporated herein by reference to Form 8-K of Company dated and filed May 12, 2008.
(2) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of Company on Form S-4 dated February 4, 2000 (File No. 333-88663).
(3) Incorporated herein by reference to Amendment No. 4 to the Registration Statement of Company on Form S-4 dated February 9, 2000 (File No. 333-88663).
(4) Incorporated herein by reference to the Registration Statement of Company on Form S-3 dated September 25, 2007 (File No. 333-146297).
(5) Incorporated herein by reference to Form 8-K of Company dated and filed August 17, 2010.
(6) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 4, 2010.
(7) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended January 2, 2000.
(8) Incorporated herein by reference to Appendix A to definitive Proxy Statement of Company dated April 17, 2009.

(9) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 30, 2007.
(10) Incorporated herein by reference to Registration Statement of Company on Form S-8 filed May 27, 2010 (Reg. No. 333-167127).
(11) Incorporated herein by the reference to Form 10-Q of Company for the quarterly period ended September 28, 2008.
(12) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 28, 2008.
(13) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended March 29, 2009.
(14) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended April 4, 2010.
(15) Incorporated herein by reference to Form 8-K of Company dated and filed March 4, 2008.
(16) Incorporated herein by reference to Form 10-K of Company for fiscal year ended December 30, 2007.
(17) Incorporated herein by reference to Form 8-K of Company dated and filed November 18, 2008.
(18) Incorporated herein by reference to Form 8-K of Company dated and filed September 3, 2009.
(19) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended March 30, 2008.
(20) Incorporated herein by reference to Form 8-K of Company dated and filed August 5, 2010.
(21) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 26, 2004.
(22) Incorporated herein by reference to Form 8-K of Company dated and filed January 12, 2010.
(23) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended October 3, 2010.
(24) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2010.
(25) Incorporated herein by reference to Form 8-K of Company dated and filed January 5, 2006.
(26) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2006.
(27) Incorporated herein by reference to Form 8-K of Company dated and filed August 26, 2008.
(28) Incorporated herein by reference to Form 8-K of Company dated and filed May 24, 2010.
* Management contract or compensatory plan or arrangement
+ Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIVA HEALTH SERVICES, INC.

Date: March 11, 2011

By: /s/ TONY STRANGE
Tony Strange
Chief Executive Officer and President

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 11, 2011

By: /s/ TONY STRANGE
Tony Strange
Chief Executive Officer and President and Director (Principal Executive Officer)

Date: March 11, 2011

By: /s/ ERIC R. SLUSSER
Eric R. Slusser
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Date: March 11, 2011

By: /s/ DAVID L. GIERINGER
David L. Gieringer
Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

Date: March 11, 2011

By: /s/ ROBERT S. FORMAN, JR
Robert S. Forman, Jr.
Director

Date: March 11, 2011

By: /s/ VICTOR F. GANZI
Victor F. Ganzi
Director

Date: March 11, 2011

By: /s/ PHILIP R. LOCHNER, JR
Philip R. Lochner, Jr.
Director

Date: March 11, 2011

By: /s/ RONALD A. MALONE
Ronald A. Malone
Director

Date: March 11, 2011

By: /s/ STUART OLSTEN
Stuart Olsten
Director

Date: March 11, 2011

By: /s/ SHELDON M. RETCHIN
Sheldon M. Retchin
Director

Date: March 11, 2011

By: /s/ RAYMOND S. TROUBH
Raymond S. Troubh
Director

Date: March 11, 2011

By: /s/ RODNEY D. WINDLEY
Rodney D. Windley
Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Company (1)
3.2	Amended and Restated By-Laws of Company (1)
4.1	Specimen of Common Stock (3)
4.2	Form of Certificate of Designation of Series A Cumulative Non-Voting Redeemable Preferred Stock (2)
4.3	Indenture, dated as of September 25, 2007, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation, as Trustee (4)
4.4	Indenture, dated August 17, 2010, by and among Gentiva, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (5)
4.5	Form of 11.5% Senior Note (5)
10.1	Executive Officers Bonus Plan, as amended (6)*
10.2	1999 Stock Incentive Plan (7)*
10.3	Amended and Restated 2004 Equity Incentive Plan (8)*
10.4	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (9)*
10.5	Amendment No. 1 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (6)*
10.6	Employee Stock Purchase Plan, as amended (10)*
10.7	2005 Nonqualified Retirement Plan (9)*
10.8	First Amendment to 2005 Nonqualified Retirement Plan (11)*
10.9	Second Amendment to 2005 Nonqualified Retirement Plan (12) *
10.10	Third Amendment to 2005 Nonqualified Retirement Plan (13)*
10.11	Fourth Amendment to 2005 Nonqualified Retirement Plan (14)*
10.12	Nonqualified Retirement and Savings Plan, as amended and restated effective November 1, 2007 (9)*
10.13	First Amendment to Nonqualified Retirement and Savings Plan, as amended and restated (11)*
10.14	Form of Change in Control Agreement with each of Tony Strange, Eric R. Slusser, John R. Potapchuk, Stephen B. Paige, John N. Camperlengo and Charlotte A. Weaver (15)*
10.15	Form of Severance Agreement with each of Eric R. Slusser, John N. Camperlengo and Charlotte A. Weaver (16)*
10.16	Amended Severance Agreement with John R. Potapchuk dated as of May 13, 2010 (6)*
10.17	Amended Severance Agreement with Stephen B. Paige dated as of May 13, 2010 (6)*
10.18	Employment Agreement dated as of November 12, 2008 with Ronald A. Malone (17)*
10.19	Amendment to Employment Agreement dated as of September 3, 2009 with Ronald A. Malone (18)*
10.20	Change in Control Agreement dated as of November 12, 2008 with Ronald A. Malone (17)*

Exhibit Number	Description
10.21	Amendment to Change in Control Agreement dated as of September 3, 2009 with Ronald A. Malone (18)*
10.22	Confidentiality, Non-Competition and Intellectual Property Agreement dated February 28, 2006 with Tony Strange (19)*
10.23	Severance Agreement dated February 28, 2008 with Tony Strange (19)*
10.24	Letter dated January 5, 2009 to Tony Strange as to compensation (12)*
10.25	Relocation Reimbursement Letter Agreement with Eric R. Slusser dated July 30, 2010 (20)*
10.26	Executive Non-Solicitation, Non-Competition and Confidentiality Agreement dated as of October 26, 2009 with Eric R. Slusser +*
10.27	Forms of Notices and Agreements covering awards of stock options and restricted stock under Company's 2004 Equity Incentive Plan (21)*
10.28	Form of Notice and Agreement covering awards of performance share units under Company's Amended and Restated 2004 Equity Incentive Plan (22)*
10.29	Summary Sheet of Company compensation to non-employee directors, effective August 4, 2010 (23)*
10.30	Form of Indemnification Agreement with directors and officers (24)*
10.31	Agreement and Plan of Merger dated as of January 4, 2006 by and among Gentiva Health Services, Inc., Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley as representative of certain Securityholders of The Healthfield Group, Inc., and the Securityholders named therein (25)
10.32	Registration Rights Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc. and Rodney D. Windley, as the representative of the Stockholders of Gentiva Health Services, Inc. listed therein (26)
10.33	Confidentiality, Non-Competition and Intellectual Property Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., The Healthfield Group, Inc. and Rodney D. Windley (26)
10.34	Stock Purchase Agreement by and among CareCentrix Holdings, LLC, Gentiva Health Services, Inc. and Gentiva Health Services Holding Corp. dated as of August 20, 2008 (27)
10.35	Agreement and Plan of Merger dated as of May 23, 2010 among Gentiva, GTO Acquisition Corp. and Odyssey HealthCare, Inc. (28)
10.36	Senior Secured Credit Agreement, dated August 17, 2010, by and among Gentiva, each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, General Electric Capital Corporation, as Syndication Agent, and Barclays Bank PLC and Sun Trust Bank, as Co-Documentation Agents (5)
10.37	Form of Term Note (5)
10.38	Form of Revolving Credit Note (5)
10.39	Guaranty Agreement, dated August 17, 2010, by and among the Guarantors and Bank of America, N.A., as Administrative Agent (5)
10.40	Security Agreement, dated August 17, 2010, by and among Gentiva, the Guarantors and Bank of America, N. A., as Administrative Agent (5)
10.41	Purchase Agreement, dated August 12, 2010, by and among Gentiva, the Guarantors and Barclays Capital Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (5)

Exhibit Number	Description
10.42	Joinder Agreement, dated August 17, 2010 (5)
10.43	Registration Rights Agreement, dated August 17, 2010, by and among Gentiva, the Guarantors and Barclays Capital Inc. (5)
21.1	List of Subsidiaries of Company +
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm +
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) +
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) +
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 +
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 +

(1) Incorporated herein by reference to Form 8-K of Company dated and filed May 12, 2008.
(2) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of Company on Form S-4 dated February 4, 2000 (File No. 333-88663).
(3) Incorporated herein by reference to Amendment No. 4 to the Registration Statement of Company on Form S-4 dated February 9, 2000 (File No. 333-88663).
(4) Incorporated herein by reference to the Registration Statement of Company on Form S-3 dated September 25, 2007 (File No. 333-146297).
(5) Incorporated herein by reference to Form 8-K of Company dated and filed August 17, 2010.
(6) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 4, 2010.
(7) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended January 2, 2000.
(8) Incorporated herein by reference to Appendix A to definitive Proxy Statement of Company dated April 17, 2009.
(9) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 30, 2007.
(10) Incorporated herein by reference to Registration Statement of Company on Form S-8 filed May 27, 2010 (Reg. No. 333-167127).
(11) Incorporated herein by the reference to Form 10-Q of Company for the quarterly period ended September 28, 2008.
(12) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 28, 2008.
(13) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended March 29, 2009.
(14) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended April 4, 2010.
(15) Incorporated herein by reference to Form 8-K of Company dated and filed March 4, 2008.
(16) Incorporated herein by reference to Form 10-K of Company for fiscal year ended December 30, 2007.
(17) Incorporated herein by reference to Form 8-K of Company dated and filed November 18, 2008.
(18) Incorporated herein by reference to Form 8-K of Company dated and filed September 3, 2009.
(19) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended March 30, 2008.
(20) Incorporated herein by reference to Form 8-K of Company dated and filed August 5, 2010.
(21) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 26, 2004.
(22) Incorporated herein by reference to Form 8-K of Company dated and filed January 12, 2010.
(23) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended October 3, 2010.
(24) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2010.
(25) Incorporated herein by reference to Form 8-K of Company dated and filed January 5, 2006.
(26) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2006.
(27) Incorporated herein by reference to Form 8-K of Company dated and filed August 26, 2008.
(28) Incorporated herein by reference to Form 8-K of Company dated and filed May 24, 2010.
* Management contract or compensatory plan or arrangement
+ Filed herewith

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AMERICA'S HOMECARE **LEADER**

Gentiva® Health Services, Inc. (NASDAQ: GTIV) is one of the nation's largest providers of home health and hospice services.

The Gentiva Home Health Division provides skilled nursing; physical, occupational and speech therapies; and disease management through more than 300 locations in 39 states operating under Gentiva and related brands. Our healthcare professionals work every day to improve their patients' lives, not only by providing quality care, but also by educating and empowering them to take charge of their own conditions, so they can achieve the highest possible level of health and independence.

The Gentiva Hospice Division operates under Gentiva and other brands out of more than 160 locations in 30 states. We provide hospice services to individuals with life-limiting illnesses who are no longer being treated for a cure, so they can spend their remaining days in comfort and peace, surrounded by loved ones.

Gentiva Consulting provides services to enhance the performance of hospital-based and independent home health agencies. Each day, we help organizations find the best ways to improve their businesses and their bottom lines with solutions tailored to meet their particular needs.

Rehab Without Walls® provides rehabilitation therapy for traumatic brain injuries and other catastrophic diagnoses in a client's home, school, neighborhood, workplace – anywhere life happens.

To learn more about Gentiva's businesses, please visit the Company's website at www.gentiva.com, and our investor relations section at http://investors.gentiva.com.

CORPORATE INFORMATION

Board of Directors

Ronald A. Malone, Chairman [1]
Chairman, Gentiva Health Services, Inc.

Robert S. Forman, Jr. [1, 2]
Technology Consultant

Victor F. Ganzi [2, 3 (chair), 4]
Former President and Chief Executive Officer, The Hearst Corporation

Philip R. Lochner, Jr. [1, 3]
Former Commissioner, Securities and Exchange Commission

Stuart Olsten [2, 3]
Former Chairman, Operating Board of MaggieMoo's International, LLC

Sheldon M. Retchin, M.D., M.S.P.H. [1, 2]
Chief Executive Officer, Virginia Commonwealth University Health System

Tony Strange
Chief Executive Officer and President, Gentiva Health Services, Inc.

Raymond S. Troubh [2 (chair), 3]
Financial Consultant

Rodney D. Windley, Vice Chairman [1 (chair)]
Former Chairman, CEO and Founder, The Healthfield Group, Inc.

[1] Member of Clinical Quality Committee

[2] Member of Audit Committee

[3] Member of Compensation, Corporate Governance and Nominating Committee

[4] Serves as Lead Director

Officers and Key Management

Ronald A. Malone
Chairman

Tony Strange
Chief Executive Officer and President

Eric R. Slusser
Executive Vice President, Chief Financial Officer and Treasurer

John N. Camperlengo
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary

Charlotte A. Weaver
Senior Vice President and Chief Clinical Officer

David L. Gieringer
Vice President, Controller and Chief Accounting Officer

Corporate Headquarters

Gentiva Health Services, Inc.
3350 Riverwood Parkway, Suite 1400
Atlanta, GA 30339
Phone: 1.770.951.6450
www.gentiva.com

Common Stock

Gentiva Health Services' Common Stock is publicly traded on The NASDAQ Global Select Market® under the symbol GTIV.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Shareholder Services

Shareholders of record may contact Computershare Trust Company, N.A., regarding stock accounts, transfers, address changes and related matters. Information and services are available by telephone at 1.800.317.4445 (1.800.952.9245 for the hearing impaired), at either the Computershare website, **www.computershare.com/investor**, or by mail at:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Investor Information

Extensive additional information on Gentiva may be found at the Company's investor relations website, **http://investors.gentiva.com**.

Corporate Compliance and Governance

Gentiva conducts its business under the highest principles of corporate compliance, governance and disclosure. The Company is widely recognized as having one of the most comprehensive and stringent compliance programs found anywhere in the healthcare industry. For more information on Gentiva Compliance programs, visit **http://gentiva.com/about/corporate_compliance.php**.

Gentiva's nine-member Board of Directors includes seven non-management directors, six of whom are independent. The Lead Director is responsible for presiding over regularly scheduled meetings of the independent directors and performs other functions as directed by the Board.

Gentiva has three standing Board Committees: Audit; Clinical Quality; and Compensation, Corporate Governance and Nominating. Except for the Clinical Quality Committee, these Committees are composed entirely of independent directors. For more information on Gentiva's corporate governance, including its Corporate Governance Guidelines and Board Committee charters, visit **http://investors.gentiva.com/downloads.cfm.**

A reconciliation of Adjusted income from continuing operations attributable to Gentiva shareholders to Income from continuing operations follows:

	Fiscal Year 2010	Fiscal Year 2009 (53 weeks)
Adjusted income from continuing operations attributable to Gentiva shareholders per diluted share	$ 2.82	$ 2.19
Gain on sale of assets, net	-	0.20
Restructuring, legal settlement and acquisition and integration costs, net of tax	(0.93)	(0.05)
Income from continuing operations attributable to Gentiva shareholders per diluted share	1.89	2.34
Add back: Net income attributable to noncontrolling interests	0.01	-
Income from continuing operations per diluted share	$ 1.90	$ 2.34

A reconciliation of Adjusted EBITDA to Net income attributable to Gentiva shareholders follows:

(In thousands)	Fiscal Year 2010	Fiscal Year 2009 (53 weeks)
Adjusted EBITDA	$ 200,198	$ 127,344
Gain on sale of assets, net	103	5,998
Restructuring, legal settlement and acquisition and integration costs	(46,003)	(2,393)
EBITDA	154,298	130,949
Depreciation and amortization	(22,576)	(16,887)
Interest expense and other, net	(39,030)	(6,174)
Income from continuing operations before income taxes and equity in net earnings from CareCentrix	92,692	107,888
Income tax expense	(35,704)	(39,164)
Equity in net earnings of CareCentrix	1,298	1,072
Income from continuing operations	58,286	69,796
Discontinued operations, net of tax	(5,605)	(10,614)
Net income	52,681	59,182
Less: Net income attributable to noncontrolling interests	(526)	-
Net income attributable to Gentiva shareholders	$ 52,155	$ 59,182

Free Cash Flow

(In thousands)	FY 2010
Net cash provided by operating activities	$ 142,621
Less: Purchase of fixed assets	(16,184)
Free cash flow	$ 126,437


SEC MAIL PROCESSING
RECEIVED
APR 08 2011
WASH, DC
211
SECTION


GENTIVA
great healthcare has come home

Gentiva Health Services, Inc. | 3350 Riverwood Parkway, Suite 1400 | Atlanta, GA 30339 | 1.770.951.6450 | www.gentiva.com